Exhibit 99.1

Management Proxy Circular, including Notice of Annual General Meeting of Shareholders, Form of Proxy and Supplemental Mail Return Cards, with respect to the April 25, 2012 Annual General Meeting of Shareholders, dated February 27, 2012, as filed with the CSA on March 21, 2012.

NEXEN VALUES YOUR VOTE AND YOUR TIME

This document is an invitation to vote at our 2012 annual general meeting, and a clear explanation of the things you should consider before voting. We encourage you to take the time to read through the management proxy circular and vote.

Nexen Inc. is a Canadian-based upstream oil and gas company responsibly developing energy resources in some of the world’s most significant basins — including Western Canada, the UK North Sea, the Gulf of Mexico and offshore West Africa.

Nexen is strategically focused on three core businesses: conventional oil and gas, oil sands and shale gas. with a high-quality asset base and significant growth on the horizon, we’re well-positioned to deliver long-term value.

TO OUR SHAREHOLDERS

11 AM, APRIL 25, 2012 IMPERIAL BALLROOM THE HYATT REGENCY 700 CENTRE STREET SE CALGARY, AB

On behalf of Nexen’s board of directors, management and employees, we invite you to our annual general meeting of shareholders, on April 25, 2012, at 11:00 am Mountain Standard Time in the Imperial Ballroom at the Hyatt Regency in Calgary. This is an opportunity for you to meet the board, management and fellow shareholders, and review Nexen’s operations and future plans. As the board chair, I would like to summarize our significant stewardship activities over the past year.

This has been a year of transition for Nexen. In the spring of 2011, the board initiated a strategic planning review to challenge our strategies and consider the best ways to maximize shareholder value. The process, which is outlined on page 22, was thorough and robust. At the end of the review in July, the board determined that Nexen has sound assets and strategies in place. We also concluded that superior execution of those strategies should be Nexen’s focus for maximizing shareholder value.

More recently, we had a number of changes in the executive leadership of the company. Kevin Reinhart, an employee for the past 17 years, accepted the position of interim President and CEO in January of 2012. We have appointed a special committee to lead the search for a permanent President and CEO, which is now underway. Other executive changes have been ably filled by our management team members, demonstrating the depth of talent we have at Nexen.

To complement the composition of our board, we welcomed two new board members, Mr. Arthur Scace, C.M., Q.C. and Mr. Thomas Ebbern. We are pleased that they will stand for election to the board along with the other nominees. As part of the natural evolution of board service, Mr. Dennis Flanagan will retire on April 25, 2012. We thank him for his keen insights, leadership and many valuable contributions over the past 11 years. Also, my term as board chair will come to an end following the annual general meeting. I look forward to supporting the new board chair in the coming year.

I am proud of the work our board accomplished in 2011 and we are moving forward with a renewed commitment to superior performance and delivery at all levels of the organization. The board will continue to provide strategic oversight as the company takes tangible steps to unlock Nexen’s value.

Please take the time to read this proxy circular and vote your shares at our annual general meeting. You will find complete information about how to vote starting on page 5. We appreciate the time you, our shareholders, spend understanding how governance works at Nexen, and we value your views.

We look forward to your continued support.

Yours truly,

(signed) “Francis M. Saville, Q.C.”
Board Chair

NOTICE OF 2012 ANNUAL GENERAL MEETING

The 2012 annual general meeting of shareholders of Nexen Inc. will be held in the Imperial Ballroom at The Hyatt Regency, 700 Centre Street SE, Calgary, Alberta, Canada on Wednesday, April 25, 2012, at 11:00 a.m. (Mountain Standard Time).

The purpose of the meeting is to:

1.          Receive the audited Consolidated Financial Statements with the report of the auditors for the year ended December 31, 2011.

2.          Elect directors to hold office for the upcoming year.

3.          Appoint Deloitte & Touche LLP as independent auditors for 2012 and authorize the Audit and Conduct Review Committee to fix their pay.

4.          Approve the advisory vote on Nexen’s approach to executive compensation.

5.          Transact any other business that may properly come before the meeting or any adjournment of the meeting.

If you were a shareholder of record on March 6, 2012, you can vote at the meeting. If you cannot attend the meeting, you can vote by proxy. See pages 6 and 7 for information about how to vote.

By order of the board of directors,

(signed) “Alan O’Brien”
Senior Vice President, General Counsel and Secretary
Calgary, Alberta, Canada
February 27, 2012

2012 MANAGEMENT PROXY CIRCULAR

Nexen’s purpose is to create value by responsibly supplying the energy that fuels people’s lives The world needs clean, secure and affordable energy. We meet this need by harnessing our exceptional talent, world class assets and progressive technology to find and develop oil and gas resources around the world. It’s Nexen’s way of building a profitable and responsible business.

We believe that robust and effective governance is a necessary foundation for long-term success and the creation of shareholder value. This document is your guide to how we work, and how you, the shareholder, can let your voice be heard.

FINDING YOUR WAY THROUGH THE 2012 MANAGEMENT PROXY CIRCULAR

We have organized the proxy circular into three main sections this year, to make it easy to find and understand the information you need to make informed voting decisions.

ABOUT THE SHAREHOLDER MEETING PAGE 5

How to vote, what you will be voting on, and profiles of the directors nominated for election to the board.

GOVERNANCE AT NEXEN PAGE 20

Our governance practices, how the board of directors operates, board committees and what they accomplished in 2011.

3

COMPENSATION GOVERNANCE PAGE 40

Our approach to compensation, how we compensate our directors and executives, and what they earned in 2011.

You will find more information about governance at Nexen starting on page 76, and corporate information on the inside back cover.

You can find comprehensive information about Nexen at www.nexeninc.com. Information accessible through our website does not form part of this proxy circular, and is not incorporated into this proxy circular by reference.

WHAT’S IN THIS PACKAGE

As a shareholder, you have a right to vote on the proposals raised at our annual general meeting. This proxy circular is your guide to the issues you will be voting on and how you can vote.

We mailed this proxy circular and a proxy or voting instruction form to our shareholders starting on March 21, 2012. We sent the proxy materials to nominees, custodians and fiduciaries and asked them to promptly forward them to our beneficial shareholders. We have also elected to pay for the delivery of our materials to objecting beneficial owners. The proxy circular and the mailing to shareholders have been approved by the board.

You also received the 2011 annual report if you are:

•             a registered shareholder, unless you asked not to receive it; or

•             a beneficial shareholder who requested a copy.

ABOUT THE ANNUAL REPORT

Our annual report contains our audited Consolidated Financial Statements and management’s discussion and analysis (MD&A) for the financial year ended December 31, 2011. This is the first year that our financial statements are expressed under International Financial Reporting Standards (IFRS). We send a copy of the annual report, free of charge, to any shareholder who requests it.

If you are a registered shareholder and do not want to receive our annual report next year or if you want to receive our interim reports, please fill out and return the blue card in this package.

If you are a beneficial shareholder and want to receive our annual report next year or interim reports, or both, please fill out and return the yellow card.

You can access our annual report, annual information form and additional information at www.nexeninc.com or on SEDAR at www.sedar.com. We also file our annual report with the US Securities and Exchange Commission (SEC) under Form 40-F. You can view it on EDGAR by accessing our public filings under Filings and Forms at www.sec.gov.

All documents we file in Canada or the US are available on our website.

If you would like to receive a document, please write to:

-	Mail:	Nexen Inc.
801–7th Avenue SW
Calgary, Alberta, Canada T2P 3P7
Attention: Governance Office
*	Email:	governance@nexeninc.com

REPORTING A CONCERN

Providing employees and external stakeholders with a safe environment to raise concerns is an important element of an ethical culture.

There are several ways to report a concern. If you are an employee, customer, supplier, partner, shareholder or other external stakeholder, we encourage you to raise the matter with Nexen management or with our Integrity and Compliance Office:

-	Mail:	Nexen Inc.
		801–7th Avenue SW
		Calgary, Alberta, Canada T2P 3P7
		Attention: Integrity and Compliance Office

(	Phone:	403.699.6789
*	Email:	integrity@nexeninc.com

You can also report a concern using our integrity helpline, a secure reporting system operated by EthicsPoint, an independent third-party service provider. The helpline is toll free, and allows you to report a concern anonymously if you want to protect your identity. Go to our website for a list of the global, toll-free numbers, or go to www.ethicspoint.com or phone 1.866.384.4277 (toll-free in North America) to report a concern.

If you have a concern about Nexen’s financial statements, accounting practices or internal controls, and want to contact the chair of the Audit Committee directly, please send your concern to Nexen Inc. at the address provided above. Label the envelope: To be opened by the chair of the Audit and Conduct Review Committee only.

COMMUNICATING WITH THE BOARD

You can write to the board or to individual board members:

-	Mail:	Nexen Inc.
801–7th Avenue SW
Calgary, Alberta, Canada T2P 3P7
Attention: Governance Office
*	Email:	board@nexeninc.com

The board has instructed the Governance Office to review all correspondence addressed to the board, to determine if a board response is appropriate.

SHAREHOLDER PROPOSALS

If you want to present a shareholder proposal at our 2013 annual general meeting, please send your proposal to our address above. We must receive the proposal by December 1, 2012 to include it in next year’s proxy circular.

ABOUT THE SHAREHOLDER MEETING

WHO CAN VOTE

You can vote if you held Nexen common shares at the close of business on March 6, 2012. Each common share is entitled to one vote.

As of February 27, 2012 we had 528,386,797 common shares outstanding. To the knowledge of our directors and officers, no person beneficially owns, controls or directs (directly or indirectly) more than 10% of our common shares.

HOW TO VOTE

You can vote by proxy, or you can attend the meeting and vote your shares in person. The voting process is different for registered and beneficial (non-registered) shareholders. See pages 6 and 7 for detailed instructions.

SOLICITING PROXIES

Our board and management solicit proxies mainly by mail. Our officers, employees or agents may also contact shareholders by phone, email, fax or in person to solicit their proxies.

We have retained Laurel Hill Advisory Group (Laurel Hill) to help solicit proxies from our individual and institutional shareholders. We are paying Laurel Hill approximately $35,000 (plus out-of-pocket expenses) for proxy solicitation.

TRANSFER AGENT

Our transfer agent is CIBC Mellon Trust Company (CIBC Mellon). Canadian Stock Transfer Company Inc. (CST) acts as the administrative agent for CIBC Mellon.

COUNTING THE VOTES AND CONFIDENTIALITY

CIBC Mellon counts the votes on our behalf. Your vote is confidential unless your comments are clearly intended for management or it is necessary to comply with legal requirements.

KEY SECTIONS

About voting	6

Registered shareholders	6

Beneficial shareholders	7

What you will be voting on	8

About the nominated directors	10

QUESTIONS ABOUT VOTING OR ABOUT ANY INFORMATION IN THIS PROXY CIRCULAR?

Laurel Hill Advisory Group

366 Bay Street, 2nd Floor

Toronto, ON M5H 4B2

North America 1.877.304.0211 (toll-free)

Other Locations 1.416.304.0211 (collect)

Email: assistance@laurelhill.com

QUESTIONS ABOUT HOW THE VOTES ARE COUNTED?

Call CIBC Mellon c/o Canadian Stock

Transfer Company Inc.

North America 1.800.387.0825 (toll-free)

Other Locations 1.416.643.5500

Email: inquiries@canstockta.com

ABOUT VOTING

REGISTERED SHAREHOLDERS

You are a registered shareholder if you hold your shares in your own name and have a physical share certificate.

WAYS TO VOTE

1. Voting in person

If you plan to vote in person at the meeting:

•             do NOT complete or return the proxy. Your vote will be taken and counted at the meeting; and

•             register with the transfer agent, CIBC Mellon, when you arrive at the meeting.

Your vote can only be counted if you attend the meeting and vote.

2. Voting by proxy

When you vote by proxy, you appoint the Nexen directors named in the proxy form to vote according to your instructions, or you can appoint someone else to attend the meeting and vote for you. You can submit your proxy as follows:

By mail or fax

Complete the enclosed proxy or any other proper form of proxy, sign and return it to CIBC Mellon in the envelope provided or mail to:

CIBC Mellon Trust Company

c/o Canadian Stock Transfer Company Inc.

Proxy Dept., P.O. Box 721,

Agincourt, Ontario M1S 0A1

You can also fax it to CIBC Mellon at:

•             1.866.781.3111 (Canada and US)

•             416.368.2502 (outside North America).

By phone or online

Submit your voting instructions using a touchtone phone. Call 1.866.243.5516 (English and French) and follow the voice prompts.

To complete your voting instructions online, go to www.proxypush.ca/nxy and follow the instructions.

If you are voting by phone or online, you will need the 12-digit control number on the left-hand side of the proxy.

By appointing someone else

If you prefer, you can appoint someone else to attend the meeting and vote for you, including someone who is not a shareholder of Nexen. Follow the instructions on the enclosed proxy. For your vote to count, please make sure the person you appoint:

•             is aware that he or she has been appointed and attends the meeting; and

•             registers with the transfer agent, CIBC Mellon, upon arrival at the meeting.

CIBC Mellon must receive your completed proxy by 11:00 am (Mountain Standard Time) on April 23, 2012, or, if the meeting is adjourned, at least 48 hours (not including weekends and holidays) before the meeting resumes. We do not typically accept late votes, so please vote on time.

YOUR VOTING INSTRUCTIONS

If you do not specify how you want to vote, the appointed Nexen proxyholders will vote FOR each item of business. If you appointed someone else to attend the meeting and vote on your behalf, he or she can vote as they see fit.

If you submit your voting instructions and later wish to change them, you may re-submit your instructions prior to the cut off time noted above. The latest instructions will be recognized as the only valid ones.

REVOKING YOUR PROXY

If you have voted by proxy, you cannot vote in person at the meeting, or change your vote at the meeting, unless you have revoked your proxy.

To revoke your proxy, send a note in writing to our Governance Office or send a new proxy to CIBC Mellon, by 11:00 am on April 23, 2012, or give it to the chair on April 25, 2012 prior to the meeting.

BENEFICIAL SHAREHOLDERS

You are a beneficial shareholder if your shares are held in the name of a nominee (your bank, trust company, broker, trustee or other financial institution).

Your nominee votes the shares, but you have the right to tell them how you want them to vote.

WAYS TO VOTE

1. Voting in person

If you plan to vote in person at the meeting:

•             nominate yourself as proxyholder by printing your name in the space provided on the enclosed voting instruction form. Your vote will be counted at the meeting so do NOT complete the voting instructions on the form;

•             sign and return the form, following the instructions provided by your nominee; and

•             register with the transfer agent, CIBC Mellon, when you arrive at the meeting.

You may also nominate yourself as proxyholder online, if available, by typing your name in the “Appointee” section on the electronic ballot.

If you bring your voting instruction form to the meeting, your vote will not count. Your vote can only be counted if you have followed the instructions above and attend the meeting and vote.

2. Voting by instruction

When you vote by instruction, you appoint the Nexen directors named in the voting instruction form to vote according to your instructions, or you can appoint someone else to attend the meeting and vote for you. Every nominee has its own instructions on how to return your voting instruction form, but generally you can submit your form as follows:

By mail or fax

Complete the enclosed voting instruction form, sign and return it in the envelope provided, or fax to the number on the form.

By phone or online

If you want to submit your voting instructions by phone or online, see the enclosed voting instruction form for details.

By appointing someone else

If you prefer, you can appoint someone else to attend the meeting and vote for you, including someone who is not a shareholder of Nexen. Follow the instructions on the enclosed voting instruction form. For your vote to count, please make sure the person you appoint:

•             is aware that he or she has been appointed and attends the meeting; and

•             registers with the transfer agent, CIBC Mellon, upon arrival at the meeting.

If you are voting by instruction, you are subject to an earlier deadline so that your nominee has enough time to submit your instructions to us. Every nominee has its own procedures to follow, please read your voting instruction form carefully.

To ensure your vote is received in sufficient time to be processed, it is recommended your completed voting instruction form is received by 11:00 am (Mountain Standard Time) on April 20, 2012, or, if the meeting is adjourned, at least 72 hours (not including weekends and holidays) before the meeting resumes. We do not typically accept late votes, so please vote on time.

YOUR VOTING INSTRUCTIONS

If you do not specify how you want to vote, the appointed Nexen proxyholders will vote FOR each item of business. If you appointed someone else to attend the meeting and vote on your behalf, he or she can vote as they see fit.

If you submit your voting instructions and later wish to change them, you may re-submit your instructions prior to the cut off time noted above. The latest instructions will be recognized as the only valid ones.

REVOKING YOUR VOTING INSTRUCTIONS

If you have sent in your voting instructions, you cannot vote in person at the meeting, or change your vote at the meeting, unless you have revoked your instructions.

Carefully follow the instructions provided by your nominee. Your nominee must receive your request before 11:00 a.m. (Mountain Standard Time) on April 20, 2012. This gives your nominee time to submit your instructions to us.

WHAT YOU WILL BE VOTING ON

You will be voting on the following items of business:

1.          Receiving our Consolidated Financial Statements;

2.          Electing directors;

3.          Appointing the auditors;

4.          Approving our approach to executive compensation; and

5.          Other business.

1. RECEIVING OUR FINANCIAL STATEMENTS

The Consolidated Financial Statements for the year ended December 31, 2011, and the related auditor’s report, are included in our 2011 annual report, which was mailed with this proxy circular to all registered shareholders, except those who asked not to receive it, and to beneficial shareholders who requested it.

See our financial statements at www.nexeninc.com or www.sedar.com.

2. ELECTING DIRECTORS

We are required to have between 3 and 15 directors on our board. Directors are elected at the annual general meeting and hold office for a term of one year, or until their successors are appointed or elected to the board.

In February 2012, the board set the size at 13 directors effective April 25, 2012. The board and management believe this is an appropriate number for the board to be effective in carrying out its mandate. All of the 13 nominated directors with the exception of Mr. Reinhart, are independent.

William B. Berry

Robert G. Bertram

Thomas W. Ebbern

S. Barry Jackson

Kevin J. Jenkins

A. Anne McLellan, P.C., O.C.

Eric P. Newell, O.C.

Thomas C. O’Neill

Kevin J. Reinhart

Francis M. Saville, Q.C.

Arthur R.A. Scace, C.M., Q.C.

John M. Willson

Victor J. Zaleschuk

The board and management believe all of the nominated directors are well qualified to serve on our board, and have the relevant experience, qualifications, skills and attributes to provide appropriate strategic direction and oversight. This composition fosters a diversity of skills and views and also ensures there is appropriate expertise for each board committee.

All of the nominated directors have confirmed their eligibility and willingness to serve, and we are not aware of any reason why a nominated director would not be available to stand for election. If, at the time of the meeting, a nominated director is not available to serve and the board chooses a substitute candidate, the Nexen proxyholders will vote for this candidate.

See the director profiles starting on page 10.

Management and the board recommend that you vote FOR the nominated directors.

Majority vote

Our corporate by-laws were amended in 2006 to apply majority voting in uncontested elections.

If a director receives a majority of WITHHOLD votes, he or she must submit their resignation to the board, and the independent directors will review the matter and decide whether or not to accept the resignation based on the recommendation of the Governance Committee. Until the decision is made, the affected director will not participate in any deliberations by the board or the Governance Committee.

The board will publicly disclose its decision on whether to accept the resignation and the reasons why within 90 days of the vote. If the board accepts the resignation, the Governance Committee will recommend the board appoint a new director to fill the vacancy or reduce the board’s size.

3. APPOINTING THE AUDITORS

The Audit Committee recommends appointing Deloitte & Touche LLP as auditors for 2012. Deloitte & Touche LLP have served as our auditors since 2002.

The auditors review the interim financial statements and audit the annual Consolidated Financial Statements. They report to the Audit Committee which pre-approves their fees.

The auditors will be present at the meeting.

See more information about the auditors on page 35.

The Audit Committee recommends that you vote FOR Deloitte & Touche LLP as auditors for 2012.

4. ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION

Our policies and practices for executive compensation are linked to strategic business objectives, which focus on increasing shareholder return over the long term. Our compensation programs are designed with four strategic objectives in mind:

•             pay for performance;

•             support the business strategy;

•             enhance the alignment of named executives with shareholder interests; and

•             be competitive with peer companies.

We encourage you to read the compensation discussion and analysis on page 47 for important information about how we compensate our executives, what we pay them and why.

This is an advisory vote and although the results are non-binding, they will give the board and the Compensation Committee important feedback. The board will examine the level of participation in the vote, the nature of the comments received from shareholders and evolving best practices in North America. We will continue to refine our advisory vote process to ensure shareholders have a way to provide effective and timely input on executive compensation.

You will vote FOR or AGAINST our approach to executive compensation by voting on the following resolution:

“RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation as disclosed in Nexen’s management proxy circular delivered in advance of the 2012 annual meeting of shareholders.”

If a significant number of shareholders oppose the resolution, the board will consult with shareholders to identify concerns. Shareholders who vote against the resolution are encouraged to contact the board with their concerns.

Management and the board recommend that you vote FOR this resolution in support of our approach to executive compensation.

5. OTHER BUSINESS

Management does not intend to present other business at the meeting, and we are not aware of any changes to the proposed items, or other items to be acted on.

If there are changes to the items of business or other matters that are properly brought before the meeting, you or your proxyholder can vote at the meeting accordingly. Please see pages 6 and 7 for instructions on the voting process.

A simple majority of votes (50% plus one vote) is required to approve each item of business you will vote on, except for the advisory vote.

We need a quorum for the meeting to proceed and to transact business:

•              at least two people must attend in person;

•              each must be a shareholder or proxyholder entitled to vote at the meeting; and

•              together they must represent at least 25% of our common shares outstanding.

Vote results will be available following the meeting at www.nexeninc.com

ABOUT THE NOMINATED DIRECTORS

Thirteen directors have been nominated by management for election to the board this year:

William B. Berry

Robert G. Bertram

Thomas W. Ebbern

S. Barry Jackson

Kevin J. Jenkins

A. Anne McLellan, P.C., O.C.

Eric P. Newell, O.C.

Thomas C. O’Neill

Kevin J. Reinhart

Francis M. Saville, Q.C.

Arthur R.A. Scace, C.M., Q.C.

John M. Willson

Victor J. Zaleschuk

Mr. Scace and Mr. Ebbern were appointed by the board on June 20, 2011 and Mr. Reinhart was appointed to the board on January 10, 2012. Please see page 27 for information about our nomination and orientation processes for new directors. The other ten directors were elected at the annual general meeting on April 27, 2011. All directors except Mr. Reinhart are independent.

The following pages include a profile of each nominated director with an explanation of his or her experience, qualifications, skills, participation on the board and its committees, as well as participation on the boards of other companies.

DIRECTOR PROFILES

WILLIAM B. BERRY, 59

Houston, Texas, United States

B.Sc., M.Sc.

Independent

Director since Dec 8, 2008

Member of:

Audit Committee — financial expert

Compensation Committee

Reserves Committee (chair)

Expertise:

Strategy/Growth, International, CEO/Senior officer, Exploration, Compensation, Oil and gas, Board, Financial, Sustainability, Public policy/Corporate relations

William Berry is a retired oil and gas executive with over 37 years of oil and gas experience. From 2003 to 2008, he was Executive Vice President of ConocoPhillips. He also held other senior executive positions with Phillips Petroleum Co. including Senior Vice President, Exploration and Production. Prior to his executive positions, he held various management roles including Manager, Corporate Planning and Budgeting.

Mr. Berry has Bachelor and Masters of Science degrees in petroleum engineering from Mississippi State University. He serves on the Dean’s Advisory Council and the Foundation Board of Directors at Mississippi State University.

Mr. Berry’s career in the oil and gas industry includes experience in Africa, the UK North Sea, Asia, Russia, the Caspian Sea and North America, giving him considerable expertise in international affairs and public policy. Through his senior executive roles, he was responsible for understanding the financial reporting of exploration and production at ConocoPhillips and had finance managers reporting directly to him on a functional basis, and is considered a financial expert. Being a compensation committee member of large public companies gives him an extensive background in compensation matters.

Other public company directorships	Type of company	Stock exchange	Committee appointments
Teekay Corporation	Energy Shipping	NYSE	• audit
Willbros Group, Inc.	Oil Equipment and Services	NYSE	• compensation(chair)

Previous public company directorships over the last five years

None

ROBERT G. BERTRAM, 67

Aurora, Ontario, Canada

B.A., M.B.A., CFA, ICD.D, F.ICD

Independent

Director since Jan 1, 2009

Member of:

Audit Committee — financial expert

Governance Committee

Finance Committee

Expertise:

Strategy/Growth, CEO/Senior officer, Compensation, Board, Financial

Robert Bertram is a retired pension investment executive. He was the Executive Vice President of Ontario Teachers’ Pension Plan Board (Teachers) from 1990 to 2008. He led the Teachers’ investment program and oversaw the pension fund’s growth from $19 billion when it was established in 1990 to $108.5 billion. Prior to that, he spent 18 years at Telus Corporation, formerly Alberta Government Telephones. Before leaving Telus, he was Assistant Vice President and Treasurer.

Mr. Bertram has a Bachelor of Arts degree in history from the University of Calgary and a Master of Business Administration from the University of Alberta. He is a Chartered Financial Analyst (CFA) charter holder. He also holds an ICD.D designation (Institute of Corporate Directors and the Rotman School of Business) and was appointed as a fellow in 2012 for his outstanding governance contributions to Canadian enterprises. Mr. Bertram is the chair of the strategic committee of Glass Lewis LLC and a director of The Cadillac Fairview Corporation and Maple Leaf Sports and Entertainment Ltd.

Mr. Bertram has a proven track record of managing and leading growth as an executive of a large pension fund. With over 40 years of experience in financial roles, he brings an extensive knowledge of the regulatory environments of the industries the funds are invested in and is considered a financial expert. As chair of the strategic committee of a leading independent governance analysis and proxy-voting firm, Mr. Bertram brings developed knowledge in governance to his role. His service as a compensation committee chair and member of compensation committees of private companies has given him an extensive background in compensation matters.

Other public company directorships	Type of company	Stock exchange	Committee appointments
Strathbridge Asset Management Inc.[1]	Equity Fund	TSX	• independent review

Previous public company directorships over the last five years

None

1                   An investment management fund organization managing a series of closed-end funds on the TSX. Mr. Bertram is a board member and participates in the audit committee function for five exchange-listed funds. The funds are related managed entities and limited in business purpose as investment funds. They are restricted to a mandate of a limited number of specific securities and dealt with as a group, making preparation and review time significantly less than would be associated with a single operating business. The board has considered and determined that Mr. Bertram’s participation in these funds does not impede his ability to fully carry out his duties as a director and committee member of Nexen.

THOMAS W. EBBERN, 53

Calgary, Alberta, Canada

B.Sc., M.B.A.

Independent

Director since June 20, 2011

Member of:

Audit Committee

Finance Committee

Reserves Committee

Expertise:

Strategy/Growth, International, Exploration, Oil and gas, Financial, Marketing

Thomas Ebbern has been Chief Financial Officer of North West Upgrading Inc. since January 2012. He was formerly Managing Director, Investment Banking, of Macquarie Capital Markets Canada Ltd., a subsidiary of Macquarie Group Limited. Prior to that he was Managing Director of Tristone Capital Inc., an energy advisory firm that was acquired by Macquarie. He began his career as a geophysicist with Gulf Canada in 1982.

Mr. Ebbern has a Bachelor of Science degree in Geological Engineering from Queen’s University and a Masters of Business Administration degree from the Richard Ivey School of Business at the University of Western Ontario. He is a member of the Investment Committee of Wellspring Calgary and on the Advisory Boards of Palisade Capital Management Ltd. and Kootenay Capital Management Corp.

Mr. Ebbern’s education and various positions have provided him with years of energy experience in exploration, business development and oil and gas investment banking and research. His financial management experience in the energy industry offers strategic insight, direction and growth to the board.

Other public company directorships	Type of company	Stock exchange	Committee appointments
None

Previous public company directorships over the last five years

None

S. BARRY JACKSON, 59

Calgary, Alberta, Canada

B.Sc., F.ICD

Independent

Director since Sept 1, 2001

Member of:

Compensation Committee
Governance Committee (chair)
Finance Committee

Expertise:

Strategy/Growth, CEO/Senior officer, Exploration, Compensation, Oil and gas, Board, Financial, Sustainability, Public policy/Corporate relations, Marketing

Barry Jackson is a retired oil and gas executive with over 37 years of industry experience. He was formerly chair of Resolute Energy Inc. and Deer Creek Energy Limited. He was also President, CEO and a director of Crestar Energy Inc., and held senior executive positions with Northstar Energy Corporation.

Mr. Jackson has a Bachelor of Science degree in engineering from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. He was awarded a Fellowship by the Institute of Corporate Directors in 2010, for his outstanding governance contributions to Canadian enterprises. In addition to his public company directorships, Mr. Jackson is also a director of Larnica Energy Ltd.

Mr. Jackson has served on the boards of several public companies, giving him exposure to a broad range of business issues, and has developed expertise in marketing, sustainable business practices and board matters. His experience on audit committees and his standing committee memberships at Nexen and other public companies have given him a solid background in financial, compensation and governance matters.

Other public company directorships	Type of company	Stock exchange	Committee appointments
TransCanada Corporation (chair)[1]	Energy	TSX	• governance
• human resources
TransCanada PipeLines Limited (chair)[1]	Energy	TSX	• governance
• human resources
WestJet Airlines Ltd.	Industrials	TSX	• compensation
• safety, health and environment (chair)

Previous public company directorships over the last five years

Cordero Energy Inc.

1  Board and committee meetings for these two companies are held at the same time.

KEVIN J. JENKINS, 55

Windsor, Berkshire, United Kingdom

L.L.B., M.B.A.

Independent

Director since Dec 17, 1996

Member of:

Compensation Committee (chair)
Governance Committee

Expertise:

Strategy/Growth, International, CEO/Senior officer, Compensation, Board, Financial, Sustainability, Public policy/Corporate relations

Kevin Jenkins has been president and CEO of World Vision International since October 2009. From 2003 to 2009, he was a Managing Director of TriWest Capital Partners, an independent private equity firm. He was president, CEO and a director of The Westaim Corporation from 1996 to 2003, and held senior executive positions with Canadian Airlines International Ltd. from 1985 to 1996, including CFO and President and CEO. He was elected to the Canadian Airlines board of directors in 1987.

Mr. Jenkins has a Bachelor of Laws from the University of Alberta and a Master of Business Administration from Harvard Business School.

Mr. Jenkins brings a wealth of knowledge and practical experience to the board. Through his senior executive roles and as a chair of Nexen’s Compensation Committee, he has developed a strong understanding of compensation matters. Mr. Jenkins has extensive experience and expertise in financial accounting and reporting. He has served as a member and as a chair of both the Finance and Audit Committees.

Other public company directorships	Type of company	Stock exchange	Committee appointments
None

Previous public company directorships over the last five years

None

A. ANNE MCLELLAN, P.C., O.C., 61

Edmonton, Alberta, Canada

B.A., L.L.B., L.L.M.

Independent

Director since July 5, 2006

Member of:

Finance Committee
HSE & SR Committee

Expertise:

Strategy/Growth, International, CEO/Senior officer, Board, Sustainability, Public policy/Corporate relations

The Honourable Anne McLellan has been counsel at Bennett Jones LLP, Barristers and Solicitors, and Distinguished Scholar in Residence at the University of Alberta in the Institute for US Policy Studies since 2006. Previously, she served as the Liberal Member of Parliament for Edmonton Centre from 1993 to 2006. Between 2003 and 2006, she served as Deputy Prime Minister and Minister of Public Safety and Emergency Preparedness. She also served as Minister of Health, Minister of Justice and Attorney General, Minister of Natural Resources and Federal Interlocutor for Métis and Non-Status Indians. Before entering politics, Ms. McLellan taught law at the University of New Brunswick and the University of Alberta, serving as Associate Dean of the Faculty of Law at the University of Alberta from 1985 to 1987 and as Acting Dean from 1991 to 1992.

Ms. McLellan holds Bachelor of Arts and Bachelor of Laws degrees from Dalhousie University and a Master of Laws degree from King’s College, University of London. She was appointed to the Privy Council of the Government of Canada in 1993 and made an Officer of the Order of Canada in 2009. She completed the Directors’ Education Program through the Institute of Corporate Directors and the University of Alberta School of Business. In addition to her public company directorships, Ms. McLellan is a director of Canadian Business for Social Responsibility and The Institute for Research on Public Policy.

Ms. McLellan brings diverse senior executive and policy-making experience as well as a deep understanding of government regulatory matters to her role. Her board and standing committee memberships at Nexen and other public companies give her a solid background in the areas of governance and sustainable business practices.

Other public company directorships	Type of company	Stock exchange	Committee appointments
Agrium Inc.	Agriculture Chemicals	TSX	•	audit
			•	environment, health, safety and security
Cameco Corporation	Industrial Metals/Minerals	TSX	•	human resources and compensation
			•	nominating, corporate governance and risk
			•	safety, health and environment

Previous public company directorships over the last five years

None

ERIC P. NEWELL, O.C., 67

Edmonton, Alberta, Canada

B.A.Sc., M.Sc.

Independent

Director since Jan 5, 2004

Member of:

HSE & SR Committee (chair)

Reserves Committee

Expertise:

Strategy/Growth, International, CEO/Senior officer, Compensation, Oil and gas, Board, Financial, Sustainability, Public policy/Corporate relations

Eric Newell is the retired Chancellor of the University of Alberta, a position he held from 2004 to 2008. He has several years of oil and gas experience, including 14 years as CEO of Syncrude Canada Ltd. (Syncrude), the world’s largest producer of crude oil from oil sands. He was appointed chair of Syncrude in 1994. Before that, he worked with Imperial Oil Limited and Esso Petroleum Canada Ltd.

Dr. Newell holds a Bachelor of Applied Science degree in chemical engineering from the University of British Columbia (UBC) and a Masters of Science in management studies from the University of Birmingham, England. He has received Honorary Doctorates of Law from Athabasca, Alberta, British Columbia and Lethbridge Universities, and an Honorary Diploma from Northern Alberta Institute of Technology. He is an Officer of the Order of Canada and a member of the Alberta Order of Excellence.

Dr. Newell is the chair of the Climate Change and Emissions Management Corporation and CAREERS: The Next Generation and Alberta Innovates — Energy and Environment Solutions (AIEES). He is also a member of the boards of Telus World of Science Edmonton, the Gairdner Foundation, Junior Achievement of Northern Alberta and the Learning Partnership Canada. As past president of the Alberta Chamber of Resources, he led the creation of the National Oil Sands Task Force in 1995.

Dr. Newell is a proven corporate and community leader. He has been honoured by many other organizations whose interests lie in business leadership, education, youth development and public policy. Under his leadership, Syncrude became an increasingly significant source of energy supply for Canada and a model of a reliably operated, environmentally efficient, socially responsible corporation. In 2003, he was selected as Energy Person of the Year by the Energy Council of Canada and in 2010 he was inducted into the Canadian Petroleum Hall of Fame. In 2011, he received the Lifetime Achievement Award from the Faculty of Engineering at the UBC. Dr. Newell’s career has given him extensive expertise in the areas of compensation and financial acumen.

Other public company directorships	Type of company	Stock exchange	Committee appointments
None

Previous public company directorships over the last five years

Canfor Corporation

THOMAS C. O’NEILL, 66

Toronto, Ontario, Canada

B.Comm., FCA, F.ICD

Independent

Director since Dec 10, 2002

Member of:

Audit Committee (chair)—financial expert

Compensation Committee

Expertise:

Strategy/Growth, International, CEO/Senior officer, Compensation, Oil and gas, Board, Financial, Sustainability, Public policy/Corporate relations, Marketing

Tom O’Neill is the retired chair of PwC Consulting. He was formerly CEO of PwC Consulting; COO of PricewaterhouseCoopers LLP,Global; CEO of PricewaterhouseCoopers LLP, Canada; and chair and CEO of Price Waterhouse Canada. He worked in Brussels in 1975 to broaden his international experience and from 1975 to 1985 was lead partner for several multinational companies, specializing in dual Canadian and US listed companies.

Mr. O’Neill has a Bachelor of Commerce degree from Queen’s University. He was designated a Chartered Accountant in 1970 and made a Fellow (FCA) of the Institute of Chartered Accountants of Ontario in 1988. He was awarded a Fellowship by the Institute of Corporate Directors in 2008 for his outstanding governance contributions to Canadian enterprises. He has an Honorary Doctorate of Law from Queen’s University. In addition to his public company directorships, Mr. O’Neill is the vice chair of St. Michael’s Hospital.

Mr. O’Neill has a proven track record of strategic insight and leading growth. With over 40 years experience in financial roles, he is considered a financial expert. His international industry and board experience have given him a wealth of knowledge in compensation, oil and gas, public policy and marketing.

Other public company directorships	Type of company	Stock exchange	Committee appointments
Adecco S.A.	Human Resources	SIX Swiss Exchange	• nomination and compensation
BCE Inc. (chair)	Telecom Services	TSX	—
Loblaw Companies Limited	Food Retail	TSX	• audit (chair)
The Bank of Nova Scotia	Money Centre Banks	TSX	• audit and conduct review • corporate governance and pension

Previous public company directorships over the last five years

None

KEVIN J. REINHART, 53

Calgary, Alberta, Canada

B.Comm., C.A.

Not Independent

Director since Jan 10, 2012

Expertise:

Strategy/Growth, International, CEO/Senior officer, Exploration, Compensation, Oil and gas, Board, Financial, Sustainability, Public policy/Corporate relations, Marketing

Kevin Reinhart has been interim President and CEO of Nexen since January 9, 2012. He was Executive Vice President and CFO since January 1, 2009 and previously, Senior Vice President, Corporate Planning and Business Development. He has been on the executive management team since joining Nexen in 1994 and has held various positions, including Controller, Director of Risk Management and Treasurer. Before coming to Nexen, Mr. Reinhart held senior management positions in a public accounting firm.

Mr. Reinhart holds a Bachelor of Commerce degree from Saint Mary’s University in Halifax. He was designated a Chartered Accountant in 1985 and is a member of Institute of Chartered Accountants of Alberta. In addition to his experience on public boards, Mr. Reinhart is a board member of Syncrude Canada Ltd., a joint venture in which Nexen owns 7.23%.

Mr. Reinhart brings strategic insight and leading growth to the board. His leadership roles and oil and gas, financial and marketing experience give him a strong knowledge and understanding of Nexen’s industry, operations and strategy.

Other public company directorships	Type of company	Stock exchange	Committee appointments
None

Previous public company directorships over the last five years

Canexus Corporation

FRANCIS M. SAVILLE, Q.C., 73

Calgary, Alberta, Canada

B.A., L.L.B., ICD.D.

Independent

Director since May 10, 1994

Board chair

Member of:

Governance Committee

HSE & SR Committee

Expertise:

Strategy/Growth, International, CEO/Senior officer, Compensation, Oil and gas, Board, Sustainability, Public policy/Corporate relations

Francis Saville is the board chair of Nexen. He was counsel with Fraser Milner Casgrain LLP, Barristers and Solicitors from 2004 until January 2010 and, prior to that, he was senior partner. He joined the firm in 1965 and had an extensive practice in the areas of energy and environmental law, as well as municipal law and land-use planning. He specialized in representing energy corporations in regulatory applications.

Mr. Saville has Bachelor of Arts and Bachelor of Laws degrees from the University of Alberta and he was appointed Queen’s Counsel in 1984. He holds the ICD.D designation (Institute of Corporate Directors and the Haskayne School of Business). Mr. Saville is also a member of the board of trustees of the Lester B. Pearson College of the Pacific.

Mr. Saville’s leadership role at his law firm and over 40 years of energy and environmental regulatory law experience have given him considerable knowledge that he brings to his role on the board and its standing committees, including expertise in public policy and sustainable business practices. He is a recognized leader, speaker and author on corporate governance, international and Canadian resources law as well as integrity in law, business and government. His board and standing committee membership on the governance and compensation committee of a public company, coupled with 12 years on Nexen’s Governance Committee and eight years on the Compensation Committee, give him a solid background in the areas of governance and compensation.

Other public company directorships	Type of company	Stock exchange	Committee appointments
None

Previous public company directorships over the last five years

None

ARTHUR R.A. SCACE, C.M., Q.C., 73

Toronto, Ontario, Canada

B.A., M.A., L.L.B.

Independent

Director since June 20, 2011

Member of:

Audit Committee—financial expert

Compensation Committee

Governance Committee

Expertise:

Strategy/Growth, International, CEO/Senior officer, Exploration, Compensation, Oil and gas, Board, Financial

Arthur Scace is a retired lawyer. He was formerly partner and chair of McCarthy Tetrault LLP (McCarthy), Barristers and Solicitors in Toronto. He joined the firm in 1967 practicing in the area of tax law. He was formerly chair of the Bank of Nova Scotia.

Mr. Scace received his Bachelor of Arts degrees from the University of Toronto and Oxford University, his Masters of Arts degree from Harvard University and his Bachelor of Laws degrees from Osgoode Hall Law School. He was called to the Bar in 1967. He has received Honourary Doctorates from the Law Society of Upper Canada, York University, the University of Toronto and Trinity College. In addition to his public company directorships, Mr. Scace is a director of Lallemand Inc.

Mr. Scace has proven leadership through his stewardship at McCarthy. He has provided tax advice in many domestic and international commercial transactions, co-authored The Income Tax Law of Canada, headed up tax law courses and lectured at various schools and universities. Mr. Scace’s membership on Nexen’s Audit and Compensation Committees and his experience as chairs of large companies have provided him with a strong understanding of compensation matters and developed financial expertise.

Other public company directorships	Type of company	Stock exchange	Committee appointments
Fiera-Sceptre Inc.	Investment Management	TSX	—
WestJet Airlines Ltd.	Industrials	TSX	• audit • corporate governance and nominating

Previous public company directorships over the last five years

Garbell Holdings Limited

Gerdau Ameristeel Corporation

Sceptre Investment Counsel Limited

Bank of Nova Scotia (chair)

JOHN M. WILLSON, 72

Vancouver, British Columbia, Canada

M.Sc., B.Sc.

Independent

Director since Dec 17, 1996

Member of:

HSE & SR Committee

Reserves Committee

Expertise:

Strategy/Growth, International, CEO/Senior officer, Exploration, Compensation, Board, Sustainability, Public policy/Corporate relations

John Willson is a retired mining executive with over 40 years of experience in the industry. He was the President and CEO of Placer Dome Inc. from 1993 to 1999, President and CEO of Pegasus Gold Inc. from 1989 to 1992, and with Cominco Limited before that. He has worked in Ghana, Greenland, Montana, Washington State, British Columbia and the Northwest Territories during his career.

Mr. Willson holds Bachelor and Master degrees in Mining Engineering from the Royal School of Mines, University of London, England. Mr. Willson is a director of Garaventa (Canada) Ltd., a private company.

Mr. Willson has a sound understanding of accounting and financial matters, having served as a member of Nexen’s Finance and Audit Committees. His career as a mining executive, coupled with his experience as a Compensation Committee member and standing service of the HSE & SR committee have provided him with extensive knowledge in sustainable business practices and compensation matters.

Other public company directorships	Type of company	Stock exchange	Committee appointments
None

Previous public company directorships over the last five years

Finning International Inc.

Pan American Silver Corp.

Harry Winston Diamond Corp.

VICTOR J. ZALESCHUK, 68

Calgary, Alberta, Canada

B.Comm., C.A.

Independent

Director since June 1, 1997

Member of:

Finance Committee (chair)

HSE & SR Committee

Reserves Committee

Expertise:

Strategy/Growth, International, CEO/Senior officer, Exploration, Compensation, Oil and gas, Board, Financial, Sustainability, Public policy/Corporate relations, Marketing

Vic Zaleschuk is a retired oil and gas executive. He was President and CEO of Nexen from 1997 to 2001. He joined Nexen in 1986, as the company was developing operations in Yemen and expanding its international strategy. From 1986 to 1994, he was Senior Vice President, Finance and from 1994 to 1997 he was Senior Vice President and CFO. Before joining Nexen, he worked with Co-Enerco, Dome Petroleum Ltd., Siebens Oil & Gas Ltd. and Hudson’s Bay Oil & Gas Ltd.

Mr. Zaleschuk holds a Bachelor of Commerce degree from the University of Saskatchewan and was designated as a Chartered Accountant in 1967.

Mr. Zaleschuk has over 30 years of experience in the oil and gas industry. His financial and leadership roles provided him with a strong background for strategic insight and significant knowledge in the areas of finance, exploration and marketing.

Other public company directorships	Type of company	Stock exchange	Committee appointments
Agrium Inc.	Agricultural Chemicals	TSX	• audit (chair) — financial expert • human resources and compensation
Cameco Corporation (chair)	Industrial Metals/Minerals	TSX	• reserves oversight

Previous public company directorships over the last five years

None

Interlocking service as at February 27, 2012

In assessing director independence, we acknowledge these relationships and are confident that they do not present any actual or perceived conflicts to independence.

Company	Directors in Common	Committees in Common
Agrium Inc.	McLellan	Audit
Zaleschuk
Cameco Corporation	McLellan	None
Zaleschuk
WestJet Airlines Ltd.	Jackson	None
Scace

Cease trade orders, bankruptcies, penalties or sanctions

None of the nominated directors is, or has been in the last 10 years, a director, chief executive officer or chief financial officer of any company (including Nexen) that during their term or within a year of leaving the role has been subject to a cease trade order, penalty, sanction or bankruptcy, insolvency or any other issue that would likely be considered important to a reasonable shareholder in deciding whether to vote for the proposed director.

In addition, none of the nominated directors has, in the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver manager or trustee appointed to hold his or her assets.

GOVERNANCE AT NEXEN

KEY SECTIONS

About the board	21

Our expectations for directors	24

Board effectiveness	27

Board committees	32

Committee reports	34

OUR GOVERNANCE PRACTICES

Nexen is committed to transparency and responsible corporate governance practices. Key elements of good corporate governance principles include honesty, integrity, accountability, mutual respect, and commitment to the organization. We believe that these practices benefit all of our stakeholders and must be maintained as an essential part of our operations.

Our corporate governance policy establishes guidelines for how corporate governance is carried out at Nexen. You can find the full policy on our website at www.nexeninc.com.

100% Compliance

Nexen’s governance practices comply with the governance rules of the Canadian Securities Administrators and those of the SEC and NYSE. These are set out in Schedule B on page 80.

Role of the board

The board of directors is responsible for the stewardship of Nexen and for providing oversight in several key areas, including vision, strategy and planning, leadership and succession planning and risk management, among others. See page 21 for more information.

Independence

All of our directors are independent, except for Mr. Reinhart. See page 24 for details. The independent directors annually appoint the independent Board Chair.

Areas of expertise

We use a skills matrix to ensure that there is appropriate board composition with essential areas of expertise. Each director is expected to possess eight attributes we believe are essential for effective boardroom dynamics and decision-making. See page 25 for more information.

Meeting attendance

Nexen directors attended 98% of the board and committee meetings in 2011. See page 33 for details. All directors attended the 2011 AGM.

Sessions without management

To ensure independence of management, the board and board committees hold sessions without management present. See page 33 for details.

Serving on other boards

Directors are required to consult with the board chair when considering an appointment to the board of another company. See page 27 for more information.

You will find details about each director’s other public company directorships in the director biographies starting on page 10.

ABOUT THE BOARD

The board’s duties and responsibilities are set out in the board mandate, which is reviewed and approved every year. The board mandate can be found in Schedule A on page 77. Six standing committees and an ad hoc Working Committee assisted the board in fulfilling its oversight responsibilities in 2011.

Individual directors, the board chair and the committee chairs each have their own mandates, which are confirmed or updated every year. These are available for review at www.nexeninc.com.

ROLE OF THE BOARD

The board of directors is responsible for the stewardship of Nexen, for ensuring effective executive leadership, and for providing oversight in several key areas, including:

•  vision, strategy and planning;

•  leadership and succession planning;

•  risk management;

•  sustainable business practices; and

•  corporate governance, compliance and disclosure.

Vision, strategy and planning

The board works with the CEO and senior management to actively establish and maintain Nexen’s mission, vision, principles and values. It also approves the development of our strategic direction and our strategic and annual operating plans, and monitors our performance against them.

Nexen has three core businesses: conventional oil and gas exploration and development, oil sands and shale gas. We have a formal strategic planning process that starts in March and is rolled out in December of every year in conjunction with the following year’s annual operating plan.

March Frame the issues	The executive management team meets to discuss our performance and operating environment and to frame key strategic issues.

April Consult with the board	The board is polled for specific topics or strategies they consider important.

May Discuss with company leaders

The executive management team asks all operating divisions to review their portfolio and potential business opportunities, and develop short, medium and long-term strategies and plans. Plans typically fall into five year cycles, but the long-term, capital-intensive nature of our industry and our assets require the development of plans with extended time frames.

June Prioritize plans

The executive management team works with the operating divisions to provide a thorough analysis on the most important strategic issues and to prioritize their plans. For example, previous reports have included strategic options for oil sands and shale gas development, and implications of the Macondo oil spill on offshore operations.

July Review with the board	The executive management team presents these strategic plans to the board for their consideration. The board discusses them with executive management and changes are made as determined appropriate.

September to November Complete annual operating plan	The executive management team in conjunction with operating divisions develops the annual operating plan for the following year in the context of longer term, multi-year plans.

November / December Approval	The board considers and approves the annual operating plan. The plans are communicated to all operating divisions.

Ongoing	Management reports progress against the annual operating plan and strategic priorities and addresses the need for refinements at every board meeting.

In 2011

The gap between our share price and what the board and management consider the true value of Nexen’s assets has been of importance to the board and our shareholders. As a result, the board took decisive steps this year to position Nexen for long-term success and value creation.

In April the board created an ad hoc Working Committee to conduct a robust strategic planning review to challenge the company’s strategies and consider the best ways to maximize shareholder value. The Working Committee engaged external advisors from two leading investment banks to each independently assess Nexen’s strategies, financial plans, value proposition and options for maximizing value creation.

In June the board appointed two new directors, Mr. Scace and Mr. Ebbern, to bring a fresh perspective to our strategic direction and action plans. They were included on the Working Committee.

The board concluded the strategic planning review process in July. The Working Committee, both external advisors, and ultimately the full board unanimously and independently agreed that the best way to maximize shareholder value is to continue executing the existing business strategies and operational plan. The board is confident in Nexen’s assets and its ability to deliver value.

Leadership and succession planning

The Compensation Committee has developed a detailed, annual succession planning process for the CEO, senior management and other strategic positions considered critical to the success of our operations. The committee works with the CEO to review the internal talent pool on a regular basis, and is also involved in selecting potential candidates, executive development, performance evaluations and planning for illness, disability and other unscheduled absences. Succession plans are reviewed at least annually with the board.

The board works closely with the Compensation Committee and is responsible for selecting, evaluating and compensating the CEO. The board also approves the compensation of senior management and appropriate compensation programs for Nexen’s employees.

In 2011

There were changes in executive leadership in late 2011 and early 2012. This included the appointment of Kevin Reinhart as interim President and CEO, and the departure of Marvin Romanow, President and CEO.

The board has formed a special committee to lead the search for a permanent President and CEO. This search process is underway and the special committee is employing rigorous criteria to ensure the successful candidate will be able to immediately lead the company in creating value and delivering results. Other executive positions have been filled internally in accordance with the board approved succession plan.

Risk management

The board has overall responsibility for overseeing risk management at Nexen.

We divide risk into the following categories:

•  strategic

•  reputational

•  operational

•  development/project

•  political

•  environmental

•  health/safety

•  exploration

•  commodity

•  credit/default

•  market/price

•  tax

•  legal

•  regulatory/compliance

•  reporting/disclosure

•  human resources

The Governance Committee delegates responsibility for specific risks to individual committees as shown in the following table. These risks are included in each committee mandate, however individual committees and the entire board may be brought into discussions related to any risk if the board or the Governance Committee considers it appropriate.

Responsible	Risk oversight
Board	• Ensures policies and procedures are in place to identify and mitigate Nexen’s principal business risks
• Responsible for overseeing all risks, with specific responsibility for strategic, operational, reputational, development/project and reporting/disclosure risks

Governance Committee	• Reviews key risks, activities and mandates, and ensures that each committee identifies and addresses risks within its areas of responsibility

Audit Committee	• Develops guidelines and policies for risk assessment and risk management
• Oversees legal, regulatory/compliance and market/price risks

Finance Committee	• Oversees commodity, credit/default, tax and market/price risks

HSE & SR Committee	• Oversees the development, implementation and monitoring of policies and programs that manage health, safety, environment and social responsibility

Compensation Committee	• Involved in the oversight of legal, regulatory/compliance and human resources risks, including pay for performance and retention issues

Reserves Committee	• Oversees the proper recognition and disclosure of reserves and resources

Each functional area of the company is responsible for assessing and managing the risks related to its function, and reporting to management. Management assesses the key risks facing the company, ranking them by probability of occurrence and potential severity, and presents its assessment to the board and the relevant committees at each regularly scheduled meeting. Key employees also present to board committees when necessary.

In 2011

Key risks are tied to strategic and operational imperatives and not limited to or focused solely on project execution.

Key risks highlighted in 2011 include:

•             Long Lake project execution;

•             oil prices and the global economic recovery;

•             the concentration of cash flow from the Buzzard project; and

•             political and security risk in jurisdictions where we operate.

Sustainable business practices

The board, through the HSE & SR Committee, oversees Nexen’s commitment to corporate social responsibility and associated disclosure. The committee takes a leadership role in developing Nexen’s approach to health, safety, the environment and social responsibility, and monitors our performance against applicable laws and Nexen’s policies.

We continue to be recognized externally for our social responsibility initiatives and performance. Information about our recent activities is in our sustainability report, which is available at www.nexeninc.com.

The board is also responsible for setting the ethical tone at Nexen. The board approves our code of conduct, titled How We Work: Our Integrity Guide (the Integrity Guide), and responds to potential conflict of interest situations. The Integrity Guide applies to all directors, officers and employees. All new hires, including directors, receive specific training through an integrity workshop and existing employees and designated contractors acknowledge their compliance with integrity-related policies through our annual statement of compliance. Nexen is proud to have a global network of Integrity Leaders who serve as a resource for employees and support integrity awareness initiatives throughout Nexen.

In 2011

The board approved a new corporate purpose statement this year, called Nexen’s Way. It was developed by engaging executives and a broad cross section of Nexen employees, and is used to align our communications, goals and performance management.

Nexen’s Way and the Integrity Guide are available on our website at www.nexeninc.com, or you can request copies by contacting the Integrity and Compliance Office at 403.699.6789 or emailing integrity@nexeninc.com. If we waive a provision of the Integrity Guide, we will disclose this on our website. We also file it and any amendments on SEDAR at www.sedar.com.

Governance, compliance and disclosure

Working with the Governance Committee, the board develops and reviews Nexen’s corporate governance principles and practices at least once a year. This is documented in our Corporate Governance Policy.

The board is committed to ensuring Nexen’s corporate governance practices continually evolve to meet the demands of our global regulatory landscape. The board also has an External Communications Policy and policies and procedures to ensure we comply with all laws, including timely disclosure of relevant corporate information and regulatory reporting. These policies are reviewed and updated at least once a year.

In 2011

The board adopted a Shareholder Engagement Policy that affirms Nexen’s commitment to clear and transparent shareholder communication. The policy formally documents methods for facilitating communications with shareholders and includes specific reference to our Governance Roadshow. For many years, Nexen has engaged annually with shareholders, stock exchanges and other stakeholders to discuss governance matters, including strategy and risk. In 2011, the board incorporated input from shareholders as part of the strategic planning review process.

Nexen received 88.78% support in the advisory vote on executive compensation in April 2011. Advisory vote results have been formally incorporated in our compensation approval process. See page 57 for more information.

You will find the Corporate Governance, External Communications and Shareholder Engagement policies at www.nexeninc.com.

OUR EXPECTATIONS FOR DIRECTORS

Nexen is required to have between 3 and 15 directors on our board at all times. Directors are elected at the annual general meeting and hold office for a term of one year, or until their successors are appointed or elected to the board.

Nexen has not set a term limit on the number years a director can stand for re-election. While term limits are intended to ensure fresh viewpoints on the board, they can result in the loss of valuable contributions from directors who have developed a deep understanding of our business and the challenges we face. Nexen’s average board tenure of director nominees is eight years. Our retirement age is 75.

The Governance Committee reviews board and committee memberships every year, considering each director’s independence, experience, qualifications and skills. Our primary tools for determining who should be on the board include the annual performance evaluation, and the skills matrix and attributes.

Each director is expected to meet share ownership guidelines. See page 43 for more information.

INDEPENDENCE

The board reviews and approves the independence of each director at least once a year and prior to the appointment of each new director.

Our categorical standards set out the requirements for determining independence of directors and members of the Audit Committee, and meet or exceed the requirements set out in:

•             National Policy 58-201—Corporate Governance Guidelines;

•             NI 52-110—Audit committees;

•             NI 51-101—Standards of Disclosure for Oil and Gas Activities;

•             SEC rules and regulations;

•             Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley); and

•             NYSE rules.

At least two-thirds of our board must be independent.

Twelve of the 13 directors nominated for election are independent under our categorical standards for director independence, which were adopted in 2003 and most recently amended on October 26, 2011. You can find a copy of the categorical standards at www.nexeninc.com.

Mr. Reinhart is not independent as he is Nexen’s interim President and CEO.

Ms. McLellan has been counsel with Bennett Jones LLP (Bennett Jones), Barristers and Solicitors, since June 27, 2006. Mr. Saville was counsel with Fraser Milner Casgrain LLP (FMC), Barristers and Solicitors, from February 1, 2004 to January 31, 2010 and prior to that, he was a senior partner. Although both firms have provided legal services to Nexen in each of the last five years, Ms. McLellan and Mr. Saville:

•             did not solicit or participate in those services;

•             did not receive any fees we pay to Bennett Jones or FMC; and

•             were not employees or partners of the firms.

They are both independent under our categorical standards.

REGULAR MEETING ATTENDANCE

Directors strive for perfect attendance at the annual general meeting and all board and committee meetings. They are expected to attend at least 75% of meetings held in a year.

A director may miss a meeting “for good reason”, which we define as a family or medical emergency or a special meeting that conflicts with a previously scheduled commitment that cannot be changed. If a director is unable to attend a meeting, he or she receives a package of materials discussing the business to be covered, and communicates his or her views to the board chair or to the appropriate committee chair before the meeting.

In 2011, board and committee attendance was 98%. See page 33 for details. To date in 2012, 11 meetings have been held and attendance has been 96%.

Directors have a standing invitation to attend all committee meetings regardless of membership. They are specifically invited to attend the Compensation Committee’s annual review of the succession planning process.

SKILLS AND EXPERIENCE

The board and the Governance Committee review the experience, qualifications and skills of our directors once a year, to ensure that the composition of our board and committees is appropriate and includes essential areas of expertise. A skills matrix is used to ensure our strategic direction is supported by the relevant expertise and behavioural attributes.

Directors use the skills matrix to review and self-assess their skills each year. The results are used to enhance the development of the board, assist in the recruitment process and identify potential areas for training or education.

Directors indicate their expertise in one of four levels:

•    no or limited application;

•    basic application — some limited experience or knowledge in the area, but not at a senior executive level and/or not in the oil and gas industry;

•    skilled application — significant operational or functional experience or knowledge in the area, but not at a senior executive level; and

•    expert application — senior executive experience in function, role or knowledge area.

The chart on page 26 illustrates which areas each director has indicated they have skilled or expert application.

Specific Skills and Experience	Berry	Bertram	Ebbern	Flanagan	Jackson	Jenkins	McLellan	Newell	O’Neill	Reinhart	Saville	Scace	Willson	Zaleschuk	Total
Strategic insight/leading growth	•	•	•	•	•	•	•	•	•	•	•	•	•	•	14
International	•		•	•		•	•	•	•	•	•	•	•	•	12
CEO/Senior officer	•	•		•	•	•	•	•	•	•	•	•	•	•	13
Exploration	•		•	•	•					•		•	•	•	8
Compensation	•	•		•	•	•		•	•	•	•	•	•	•	12
Oil and gas	•		•	•	•			•	•	•	•	•		•	10
Board	•	•		•	•	•	•	•	•	•	•	•	•	•	13
Financial acumen	•	•	•	•	•	•		•	•	•		•		•	11
Sustainable business practices	•			•	•	•	•	•	•	•	•		•	•	11
Public policy/corporate relations	•			•	•	•	•	•	•	•	•		•	•	11
Marketing			•		•				•	•				•	5

Strategic insight/leading growth

Driving strategic insight and direction, encouraging innovation and conceptualizing key trends to challenge the organization while achieving significant growth.

International

Working in an organization with global operations and a thorough understanding of different cultural, political and regulatory requirements.

CEO/Senior officer

Working as a CEO or senior officer of a large public company or major organization.

Exploration

Major upstream or integrated exploration and production experience and a strong knowledge of reservoir assessment. May have formal education in geology, geophysics or engineering.

Compensation/human resource management

A thorough understanding of succession planning, talent development and retention and compensation programs, including executive compensation.

Oil and gas

A strong knowledge of markets, competitors, financial performance, conventional and unconventional business issues, regulatory requirements, technology and reserves in the oil and gas industry.

Board

Board or committee membership of a major organization with developed governance practices.

Financial acumen

Financial accounting and reporting including internal financial controls, corporate finance, and experience in debt and equity markets.

Sustainable business practices

Thorough understanding of industry regulations, public policy and a corporate culture of sound sustainable development practices and reporting.

Public policy/corporate relations

Strong understanding of government and public policy, including but not limited to the legal and regulatory environments where Nexen is or may be active. May include experience in communication and media.

Marketing

Strong understanding of the energy marketing industry, competition, finance operations and regulatory concerns.

You can find information about each individual director’s expertise in the director profiles starting on page 10.

Attributes required of all board members

Each director is expected to possess not only the skills and experience required to add value to our business, but also the following eight behavioral attributes associated with effective boardroom dynamics and decision-making processes.

Integrity and accountability	Independent-mindedness	Business judgment	Communication
Demonstrates high ethical standards, avoids conflicts of interest, acts in the best interests of Nexen and maintains public confidence and goodwill of Nexen’s shareholders and other stakeholders.	Willingness to formulate or maintain one’s own, or challenge prevailing, opinion and objectivity.	Track record of leveraging one’s own experience and wisdom in making sound strategic and operational business decisions. Demonstrates business acumen and a mindset for risk oversight.	Ability to listen carefully, raise questions constructively and encourage and build upon open discussion of key issues.

Teamwork	Commitment	Analytical	Diversity
Works effectively, collaboratively and resiliently with orientation toward resolving conflict and maintaining healthy relationships.	Availability and willingness to travel, attend and contribute to board functions and take leadership roles as required.	Uses conceptual and problem-solving skills to make sound decisions recognizing possible biases in board discussions with an orientation to acquire knowledge.

Contributes to the board in a way that encourages and respects other perspectives and enhances perspectives through their own differences in gender, age, ethnicity, culture, personality, skill, training, educational background and life experience.

SERVING ON OTHER BOARDS

When a director considers a board, committee or officer appointment to another public or private company, he or she must consult with the board chair to determine potential conflicts of interest and to make sure they have the time and capacity to fulfill their duties to Nexen.

The Governance Committee assesses the continued board service when any director has a material change in status that could potentially compromise his or her ability to act as a director of Nexen, and makes a recommendation to the board.

BOARD EFFECTIVENESS

NOMINATING NEW DIRECTORS

The Governance Committee identifies and assesses candidates for board appointment or nomination, using the skills matrix to identify the greatest opportunities to strengthen the board. Our search for future nominees is focused on continually increasing diversity within the boardroom. Before recommending a new board candidate, the Governance Committee considers his or her performance, independence, competencies, skills and behavioural attributes. While the board does consider gender, ethnic background, geographic origin and other personal characteristics when looking at diversity, it is the skills, experience, character and behavioural attributes that are most important in determining the value an individual can bring to the board.

The Governance Committee chair and/or the board chair meets with the candidate to discuss his or her interest and ability to devote sufficient time and resources to the position. Prior to nomination, potential directors must disclose possible conflicts of interest with Nexen, and background checks, as appropriate, are completed.

The Secretary maintains an evergreen list of potential directors whose skills complement the board. The committee will also consider a board nominee recommended by a shareholder. See page 4 for information about how to communicate with the board.

ORIENTATION

Nexen has an in-depth orientation program for new directors. Each new director learns about Nexen’s values, strategic and annual operating plans, internal structure and processes, and receives up-to-date information about:

•             the role of the board and each board committee;

•             the oil and gas industry;

•             the expectations of individual directors; and

•             Nexen’s corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures.

Every new director is invited to attend all committee meetings, regardless of the committees he or she is appointed to.

CONTINUING EDUCATION

Continuing education helps directors keep their skills up-to-date and stay informed about issues relevant to Nexen and our industry. Our program includes:

•             special presentations about operations and particular business units;

•             regular presentations to board and committees about legal, regulatory and industry requirements and standards;

•             trips to various operating sites;

•             external educational opportunities determined by the Governance Committee (Nexen pays tuition and expenses); and

•             memberships with appropriate organizations that provide relevant publications and educational opportunities (Nexen pays membership dues).

Independent directors attended the following courses, seminars, conferences, site visits and in-house presentations in 2011:

2011	Topic	Presented/Hosted by	Attended by
Jan. 25 to 30	World Economic Forum	World Economic Forum	Jenkins
Feb. 3	Petroleum Industry Research Associates (PIRA) market update	PIRA Energy Group	Berry Bertram	Saville Willson
			Jackson	Zaleschuk
O’Neill
Feb. 16	International Financial Reporting	Brendon Muller, Controller	All directors
Standards (IFRS) update
Feb. 16	Corporate Governance and securities regulatory update	Eric Miller, Senior VP, General Counsel and Secretary	All directors
Feb. 16	BP Macondo—Summary of National Commission report	Brian Reinsborough, Senior VP, US Oil and Gas	All directors
April	Paper on risk management	Canadian Institute of Chartered Accountants	O’Neill
April 19	PIRA market update	PIRA Energy Group	Bertram	Saville
			Jackson	Willson
			O’Neill	Zaleschuk
April 20	Mobile telephony	PricewaterhouseCoopers	O’Neill
April 21	Review of 2010 IFRS	Brendon Muller	Bertram	Newell
			Flanagan	O’Neill
Jenkins
April 26	Corporate governance and securities regulatory update	Eric Miller	All directors
April 26	Update on proxy voting	Eric Miller	All directors
May 2	Update for directors	Davies, Ward & Beck, LLP	O’Neill
May 9 to 10	China and India/Global Power Shift/ Opportunities for Canada and Alberta	Institute for Public Economics, University of Alberta	Saville
June 9	Lessons learned from the financial crisis and shareholder engagement	Institute of Corporate Directors (ICD) National Conference	Bertram O’Neill	Saville Willson
June 9	Lessons from the crash	ICD	Willson
June 9	Corporate Governance Symposium	ICD	Bertram
June 17	Director Orientation (Part 1)	Nexen executive management	Ebbern	Scace

2011	Topic	Presented/Hosted by	Attended by
July 5	PIRA market update	PIRA Energy Group	Bertram	O’Neill
			Jackson	Saville
			Jenkins	Willson
			McLellan	Zaleschuk
July	Foreign Corrupt Practices Act	Outside counsel	Berry
July 12	Director Orientation (Part 2)	Nexen executive management	Ebbern	Scace
July 13	Attended all committee meetings as part of director orientation	Committee chairs	Ebbern	Scace
July 13	International security matters	Henry A. Crumpton, President, Crumpton Group, LLC	All directors
July 16	Horn River site visit	Nexen executive management	Ebbern	O’Neill
			Flanagan	Saville
			Jenkins	Scace
			McLellan	Willson
			Newell	Zaleschuk
July 19	Long Lake site visit	Nexen executive management	Saville
Sept. 9	Management retreat / think tank of Canadian/global matters	ATCO Ltd.	O’Neill
Oct. 2 to 3	Compensation Committee Forum and say on pay strategies for compensation committees	NACD Board Leadership Conference	McLellan
Oct. 13	PIRA market update	PIRA Energy Group	Berry	Newell
			Bertram	O’Neill
			Flanagan	Saville
			Jackson	Scace
			Jenkins	Willson
			McLellan	Zaleschuk
Oct. 26	Attended all committee meetings as part of director orientation	Committee chairs	Ebbern	Scace
Oct. 26	Corporate governance and securities regulatory update	Eric Miller	All directors
Oct. 26	Global political risk	Ian Bremmer, President, Eurasia Group	All directors
Oct. 27	Risk management	Deloitte & Touche	O’Neill
Oct. 27 to 30	Global Leadership Foundation—Annual Meeting	Global Leadership Foundation	Saville
Nov. 18	PIRA market update	PIRA Energy Group	Bertram	McLellan
			Ebbern	Newell
			Flanagan	Saville
			Jenkins	Scace
Jackson
Nov. 21	Providing effective risk oversight	Deloitte & Touche	O’Neill
Dec. 1	ERP systems	Deloitte & Touche	O’Neill
Dec. 1 to 2	Audit Symposium: Auditing in the Decade Ahead	Canadian Public Accountability Board	Bertram
Dec. 4 to 8	20th World Petroleum Congress	Qatar Petroleum	Saville
Dec. 7	Technology updates	PricewaterhouseCoopers	O’Neill
Dec. 12	Corporate responsibility	KPMG	O’Neill
Various dates	IFRS update	Deliotte & Touche	O’Neill
Ernst & Young
KPMG
PricewaterhouseCoopers
Feb. 1 2012	Annual Integrity Statement of Compliance	Nexen online	All directors

ANNUAL PERFORMANCE EVALUATION

The board and management work together to foster continuous, open and honest communication, where concerns are brought forward and dealt with as they occur. The annual performance evaluation is an opportunity to formally examine board effectiveness and establish goals for continuous development and future composition of the board.

Questionnaires and interviews covering self, peer and 360° reviews are used to assess the six performance components: overall board, committees, board chair, committee chairs, individual directors and peers. The criteria used to assess performance incorporate best practices and relevant board and committee mandates and position descriptions. The annual performance evaluation process takes place as follows:

Approve performance evaluation process

September	Consultation with Dr. Richard Leblanc, Assistant Professor of Corporate Governance, York University, on emerging governance trends that could be explored in the performance evaluation.

October	At the recommendation of the board chair and Governance Committee chair, the Governance Committee reviews and approves the performance evaluation and process.

Complete online evaluations

October – November	Management questionnaire	Director questionnaire
	Each member of management assesses the performance of the overall board, individual committees, the board chair and committee chairs.	Each director assesses the performance of the overall board, individual committees, the board chair, committee chairs, self and peer.

	They each provide feedback on relationships held collectively and individually with the board and the committees they report to.	They each provide feedback on the major areas of risk management, executive compensation, strategic planning, corporate governance and CEO performance, compensation and succession planning.

Analyze data

November – December

Confidential responses are analyzed by Dr. Leblanc. He provides a full report to the Governance Committee chair and the board chair, including the quantitative scores and all qualitative commentary. To maintain anonymity, individual directors or members of management are not identified.

Prepare for interviews

December	Dr. Leblanc provides summary reports to each director and to management for interview preparation.

Conduct interviews

December – January	Each director and member of management is invited by the board chair to have a formal confidential interview.

	Management interviews	Director interviews
	Discuss, as appropriate, board and management relations, director preparedness, contributions to meetings and matters highlighted by Dr. Leblanc’s summary report.	Discuss, as appropriate, matters resulting from the management questionnaires and interviews, and matters highlighted by Dr. Leblanc’s summary report.

Report findings

February

The board chair and the Governance Committee chair present a full report to the Governance Committee and the board. Consideration is made for changes to composition of the board, its committees, chairs or board processes in light of the results. Management is advised of recommendations, including the areas where education has been requested by individual directors.

BOARD COMMITTEES

The board has six standing committees to help fulfill its oversight responsibilities:

•        Audit Committee;

•        Compensation Committee;

•        Governance Committee;

•        Finance Committee;

•        HSE & SR Committee; and

•        Reserves Committee.

In recognition of increasing responsibilities, investment of time and director accountability, the Governance Committee recommended changes in committee membership late in 2011. This reduced the number of committees that directors sit on and allows for concurrent committee meetings to be held, resulting in meeting efficiencies and more time for deliberation. These changes became effective January 1, 2012.

The table below shows the committees each director participates on as of February 27, 2012.

	Audit	Compensation	Governance	Finance	HSE & SR	Reserves
Executive director—not independent
Reinhart
Independent outside directors
Berry	•	•				chair
Bertram	•		•	•
Ebbern	•			•		•
Flanagan	•			•
Jackson		•	chair	•
Jenkins		chair	•
McLellan				•	•
Newell					chair	•
O’Neill	chair	•
Saville (board chair)			•		•
Scace	•	•	•
Willson					•	•
Zaleschuk				chair	•	•
Total members	6	5	5	6	5	5

Each committee is made up entirely of independent directors. In addition, all Audit Committee members are independent and financially literate under the additional regulatory requirements that apply to them. Mr. Berry, Mr. Bertram, Mr. Flanagan, Mr. O’Neill and Mr. Scace are audit committee financial experts under US regulatory requirements.

MEETING ATTENDANCE IN 2011

All of the nominated directors have been active participants at board and committee meetings. In 2011, the board constituted an ad hoc Working Committee to conduct a strategic planning review. For details on the process please see page 22.

There were five regularly scheduled board meetings in 2011 and eight special meetings held by telephone conference call. Attendance was 98% for all board and committee meetings. During his service as President and CEO, Mr. Romanow was not a member of any board committee, nor is Mr. Reinhart as interim President and CEO.

	Board		Committee
									Ad Hoc
	Board		Audit	Compensation	Governance	Finance	HSE & SR	Reserves	Working	Total
	(13 meetings)		(6 meetings)	(7 meetings)	(4 meetings)	(4 meetings)	(4 meetings)	(5 meetings)	(4 meetings)	Committee
	#	%	#	#	#	#	#	#	#	#	%
Romanow	12 of 13	92
Berry	12 of 13	92	5 of 6	7 of 7			4 of 4	5 of 5		21 of 22	95
Bertram	12 of 13	92	6 of 6		4 of 4	4 of 4			4 of 4	18 of 18	100
Ebbern	5 of 5	100	1 of 1			—		1 of 1	4 of 4	6 of 6	100
Flanagan	13 of 13	100	6 of 6			4 of 4	4 of 4	5 of 5		19 of 19	100
Jackson	13 of 13	100		7 of 7	4 of 4	4 of 4		5 of 5	4 of 4	24 of 24	100
Jenkins	13 of 13	100	6 of 6	7 of 7	4 of 4	4 of 4				21 of 21	100
McLellan	12 of 13	92		7 of 7	4 of 4	4 of 4	4 of 4			19 of 19	100
Newell	12 of 13	92	6 of 6		4 of 4		4 of 4	5 of 5		19 of 19	100
O'Neill	13 of 13	100	6 of 6	7 of 7	4 of 4			4 of 5	3 of 4	24 of 26	92
Saville	13 of 13	100		7 of 7	4 of 4	4 of 4	4 of 4		4 of 4	23 of 23	100
Scace	5 of 5	100	1 of 1	1 of 1	—				4 of 4	6 of 6	100
Willson	13 of 13	100		7 of 7			4 of 4	5 of 5		16 of 16	100
Zaleschuk	13 of 13	100				4 of 4	4 of 4	5 of 5	4 of 4	17 of 17	100
Total	97%		97%	100%	100%	100%	100%	97%	96%	99%

Mr. Scace and Mr. Ebbern were appointed to the board and the Working Committee on June 20, 2011, and to the standing committees on October 26, 2011.

INDEPENDENT OF MANAGEMENT

To ensure independence of management, the board and board committees hold sessions without management present. The chair presides over these sessions and informs management what was discussed and if any action is required. From January 1 to February 27, 2012, 11 board and committee meetings were held and 10 included sessions without management. We have not had an executive committee of the board since July 11, 2000.

	Regular		Non-Regular		2011 Total
		Sessions Without		Sessions Without		Sessions Without
	Meeting	Management	Meeting	Management	Meeting	Management
Board	5	5	8	5	13	10
Audit[1]	5	4	1	0	6	4
Compensation	5	4	2	1	7	5
Governance	4	4	—	—	4	4
Finance	4	4	—	—	4	4
HSE & SR2	4	4	—	—	4	4
Reserves[3]	3	2	2	1	5	3
Ad Hoc Working	—	—	4	3	4	3

1	The Audit Committee had four closed sessions with its Independent Registered Chartered Accountant and four closed sessions with the division Vice President, Corporate Audit.
2	The HSE & SR Committee had four closed sessions with the division Vice President, HSE & SR.
3	The Reserves Review Committee held four closed sessions with three of the company’s independent reserves consultants and held one closed session with its Internal Qualified Reserves Evaluator.

COMMITTEE REPORTS

The board has approved a mandate for each committee, and delegated responsibilities as set out in those mandates. The Governance Committee reviews the committee mandates every year and recommends changes to the committees and the board for adoption. Committee members assess their performance in fulfilling their respective committee mandates every year. Each committee is satisfied it has fulfilled its mandate. You can find a copy of each committee’s mandate at www.nexeninc.com.

Each committee approved its report and the Compensation and Governance Committees approved the compensation and governance disclosure in this proxy circular.

AUDIT COMMITTEE REPORT

MEMBERS	Tom O’Neill, chair since April 2005
Bill Berry
100% INDEPENDENT	Robert Bertram
Thomas Ebbern
Dennis Flanagan
Arthur Scace

MEMBERSHIP CHANGES	Mr. Scace and Mr. Ebbern joined the committee in October 2011
Mr. Jenkins and Mr. Newell left the committee in January 2012
Mr. Flanagan will retire in April 2012

MANDATE	The committee assists the board in overseeing:
• the integrity of annual and quarterly financial statements;
• compliance with accounting and finance-based regulatory requirements;
• management’s system of internal accounting and financial reporting controls;
• the qualifications, independence and performance of the Independent Registered Chartered Accountants (Independent Auditor);
• performance of the internal and external audit processes and performance of the Independent Auditor; and
• implementation and effectiveness of the Integrity Guide, which constitutes our code of conduct, and related compliance programs.

KEY ACTIVITIES FOR 2011	Financial Reporting
• Reviewed and approved the quarterly Consolidated Financial Statements, MD&A, and earnings news releases.

• Met with management and the Independent Auditor, discussed and reviewed both their representations and recommended that the audited Consolidated Financial Statements be included in Nexen’s annual report for the year ended December 31, 2011 and that the annual report be approved.

• Reviewed and monitored Nexen’s transition to IFRS and related disclosures.
• Reviewed updates on new accounting and regulatory standards that affect Nexen.
External Audit
• Appointed (subject to shareholder approval) the Independent Auditor.
• Reviewed the Independent Auditor’s audit plan and approved their compensation.
• Discussed the scope and results of the external audit with the Independent Auditor.
• Received a report from the Independent Auditor on their internal quality-control systems and procedures.
• Assessed and discussed the Independent Auditor’s independence with them.
• Discussed matters prescribed by Canadian and US regulators with the Independent Auditor.
• Received written disclosure from the Independent Auditor required by US regulators.
Internal Audit/Internal Controls
• Approved the annual corporate audit plan and reviewed quarterly progress updates.
• Oversaw management’s compliance activities to report on the effectiveness of internal controls over financial reporting as at December 31, 2011.
• Reviewed management’s annual and quarterly SOX and internal control assessments.
• Reviewed and recommended revisions to the Integrity Guide.
Reserves
• Approved and recommended the year-end reserves estimates and related oil and gas disclosure under NI 51-101 Standards of Disclosure for Oil and Gas Activities and the SEC.
• Received periodic reports from the Reserves Committee on reserves matters that could impact Nexen’s financial statements.

INDEPENDENT AUDITOR

The Independent Auditor is accountable to and reports directly to the committee, and understands that they must maintain an open and transparent relationship with the committee, who acts on behalf of our shareholders. Management is responsible for our internal controls and financial reporting process. The Independent Auditor is responsible for independently auditing our:

i) Consolidated Financial Statements according to Canadian and US generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States); and
ii) internal control over financial reporting according to the standards of the Public Company Accounting Oversight Board. The committee monitors and oversees these processes.

ENGAGEMENT AND FEES BILLED

Before Nexen or any subsidiary engages the Independent Auditor for audit or non-audit services, the committee must approve the engagement. Since May 2003, the committee has pre-approved all audit, audit related, tax and other services provided by the Independent Auditor. The committee concludes that the services provided by the Independent Auditor as described below does not compromise their independence.

			Percentage of Total
	Billed in 2010	Billed in 2011[1]	Fees Billed in 2011
	($)	($)	(%)
Audit fees[2]	3,252,415	2,678,492	67
Audit-related fees[3]	1,727,203	702,332	17
Tax fees[4]	59,251	69,291	2
All other fees[5]	163,975	555,078	14
Total Annual Fees	5,202,844	4,005,193	100

1	Does not include fees related to Canexus as our remaining interest was sold in early 2011.
2	Audit of annual financial statements or services provided in connection with statutory and regulatory filings or engagements.
3	Assurance and related services that are reasonably related to the performance of the audit or review of subsidiary financial statements and are not reported as audit fees.
4	Tax compliance services and tax-related consultation.
5	Subscriptions to auditor-provided and supported tools.

CERTIFICATION

Nexen is in compliance with NI 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings. Nexen is also a foreign private issuer in the United States and is in compliance with the requirements of Sections 302 and 404 of Sarbanes-Oxley. In 2011, management assessed our disclosure controls and procedures and our internal control over financial reporting and concluded that they were effective as of December 31, 2011. The integrated audit report for 2011 is included in our annual report.

COMPENSATION COMMITTEE REPORT

MEMBERS	Kevin Jenkins, chair since April 2006
Bill Berry
100% INDEPENDENT	Barry Jackson
Tom O’Neill
Arthur Scace

MEMBERSHIP CHANGES	Mr. Scace joined the committee in October 2011
Ms. McLellan, Mr. Saville and Mr. Willson left the committee in January 2012

MANDATE	The committee assists the board in overseeing:
• CEO compensation;
• executive management compensation;
• board of directors compensation;
• succession and development of executive management; and
• key compensation and human resources policies.

KEY ACTIVITIES FOR 2011	• Recommended the corporate performance factor for the prior year’s annual cash incentive plan.
• Recommended the ensuing year’s annual cash incentive targets, salary program and budget.
• Recommended the 2011 performance scorecard be revised to include a 10% safety and environment performance factor.
• Reviewed CEO’s current year objectives and provided a salary recommendation to the independent directors of the board.
• Reviewed executives’ compensation and provided bonus and salary increase recommendations.
• Recommended the 2011 flow-through share plan.
• Reviewed competitive analysis and design of executive compensation including an analysis of pay for performance.
• Reviewed the succession plan and recommended candidates for executive positions.
• Recommended compensation for the members of the Working Committee.
• Recommended amendments to the DSU plan to change the timing of the payment of directors’ meeting fees to quarterly.
• Recommended the use of a performance share unit plan for executives and senior management.
• Reviewed the long-term incentive annual program timing and recommended transitioning from December grants to February grants.
• Reviewed director compensation and recommended changes in retainers and fees.
• Reviewed the mandate, independence, performance and compensation of the outside consultant.
• Recommended long-term incentive grants.
• Recommended officer and interim officer appointments.
• Reviewed compensation principles, processes and strategy.
• Reviewed and recommended directors’ DSU grants.
• Reviewed and discussed with management the compensation disclosure in this document and recommended that the disclosure be included in the proxy circular.

INDEPENDENT ADVICE, ENGAGEMENT AND FEES BILLED

The committee has engaged Mercer (Canada) Limited (Mercer) as a consultant since 2004. Mercer confidentially provides the committee reports on CEO and executive compensation. These reports include competitive information from a list of companies recommended by Mercer. The committee reviews these reports as part of the compensation approval process. The committee also engages Mercer to provide other consulting services as required. The committee also purchased compensation surveys from Mercer.

Management engages its own consultant, but may engage Mercer for consulting services to Nexen or any subsidiary with committee approval. In 2011, Mercer provided consulting services to management once.

Fees billed by Mercer in 2011:

			Percentage of Total
	Billed in 2010	Billed in 2011	Fees Billed in 2011
Type of Fee	($)	($)	(%)
Executive compensation	82,395	123,851	59
All other fees
Compensation surveys	51,571	80,334	38
Consulting service to management[1]	20,718	6,000	3
Total Fees	154,684	210,185	100

1 Included research and analysis unrelated to executive compensation.

GOVERNANCE COMMITTEE REPORT

MEMBERS	Barry Jackson, chair since April 2009
Robert Bertram
100% INDEPENDENT	Kevin Jenkins
Francis Saville
Arthur Scace

MEMBERSHIP CHANGES	Mr. Scace joined the committee in October 2011
Ms. McLellan, Mr. Newell and Mr. O’Neill left the committee in January 2012

MANDATE	The committee assists the board in overseeing:
• the development and implementation of principles and systems for managing corporate governance;
• the process for identifying qualified candidates to be recommended for nomination to the board;
• committee composition recommendations; and
• the evaluations of the board, committees, individual directors, the board chair and committee chairs.

KEY ACTIVITIES FOR 2011	• Reviewed and recommended individual directors to be designated as independent under the Categorical Standards.
• Reviewed and recommended those individual directors to be designated as audit committee experts under applicable law.
• Recommended appointment of two new directors.
• Reviewed board skills and recommended changes in committee membership and nominees for election to the board.
• Reviewed committee activities and mandates as they relate to key corporate risks.
• Recommended updates to governance documents, including mandates for the board, individual directors and board committees, the external communications policy and the corporate governance policy.
• Received regular reports on management’s dialogue with governance-related stakeholders.
• Led the process of performance evaluation of the board, committees, board chair and committee chairs and recommended educational opportunities.
• Adopted a formal policy on shareholder engagement.
• Recommended a non-binding shareholder advisory vote on executive compensation.
• Reviewed board chair succession plan.
• Reviewed and discussed the governance disclosure in this document and recommended that the disclosure be included in this proxy circular and, as appropriate, the annual information form.

FINANCE COMMITTEE REPORT

MEMBERS	Vic Zaleschuk, chair since April 2006
Robert Bertram
100% INDEPENDENT	Thomas Ebbern
Dennis Flanagan
Barry Jackson
Anne McLellan

MEMBERSHIP CHANGES	Mr. Ebbern joined the committee in October 2011
Mr. Jenkins and Mr. Saville left the committee in January 2012
Mr. Flanagan will retire in April 2012

MANDATE	The committee assists the board and the Audit committee in overseeing:
• financial policies and strategies including capital structure;
• financial risk management practices;
• pension matters; and
• transactions or circumstances which could materially affect Nexen’s financial profile.

KEY ACTIVITIES FOR 2011	• Approved the financing plan for the 2012 annual operating plan.
• Reviewed our dividend policy and recommended quarterly dividends of $0.05 per common share.
• Reviewed our ongoing financial position, including leverage, liquidity, dividend levels and macro economic developments.
• Reviewed our future financing profile relating to the board’s review of the company’s strategies.
• Reviewed risk management reports on our marketing business under the leadership of an executive committee which is dedicated primarily to the oversight of marketing-related risks.
• Reviewed the status and funding of our pension plans.
• Reviewed our insurance programs.
• Approved our crude oil hedging program.
• Approved debt repurchase program.
• Approved preferred share issuance.
• Approved new bi-lateral credit facilities.

TRANSACTIONS AFFECTING NEXEN’S FINANCIAL CAPACITY

In 2011, we extended our US $3 billion credit facility to July 2016. We also entered into bi-lateral credit agreements with existing lenders. These agreements are for a three year term and total $850 million. Earlier in 2011, we repurchased approximately $800 million of our long-term debt to provide added flexibility to our balance sheet.

HSE & SR COMMITTEE REPORT

MEMBERS	Eric Newell, chair since April 2009
Anne McLellan
100% INDEPENDENT	Francis Saville
John Willson
Vic Zaleschuk

MEMBERSHIP CHANGES	Mr. Berry and Mr. Flanagan left the committee in January 2012

MANDATE	The committee assists the board in overseeing:
• Nexen’s health, safety, environmental and social responsibility systems and culture relevant to an organization of our size and complexity;
• the performance of Nexen’s HSE & SR systems and programs; and
• compliance with Nexen’s policies related to HSE & SR.

KEY ACTIVITIES FOR 2011	• Met regularly with management to review overall HSE & SR performance.
• Regularly reviewed HSE & SR-related risk management and audit activities.
• Received regular security and political reviews.
• Reviewed Nexen’s community investment budget.
• Received a summary of the National Commission’s Report on the Deepwater Horizon event.
• Reviewed Nexen’s “12 Life Saving Rules”.
• Received a report on best practices identified during Responsible Care verificationTM of the Canadian oil and gas division.
• Determined that 10% of the corporate performance factor was the appropriate level to attribute to safety and environment performance on the scorecard.
• Received updates on Nexen’s 2010 sustainability report.
• Received presentations relating to Process Safety Management (PSM) and updates on efforts to ensure our PSM systems continue to be robust and effective.
• Reviewed the investigation report on a 2011 contractor fatality and management’s recommendations to review safety practices.

CLIMATE CHANGE

The committee regularly discusses climate change-related matters with management. We continue to manage compliance and position ourselves to meet future obligations relating to climate change regulations. We are well positioned to operate within the climate change frameworks of the countries where we have production operations.

RESERVES COMMITTEE REPORT

MEMBERS	Bill Berry, chair since April 2010
Thomas Ebbern
100% INDEPENDENT	Eric Newell
John Willson
Vic Zaleschuk

MEMBERSHIP CHANGES	Mr. Ebbern joined the committee in October 2011
Mr. Flanagan, Mr. Jackson and Mr. O’Neill left the committee in January 2012

MANDATE	The committee assists the board and the Audit Committee in overseeing:
• The annual review of our oil and gas reserves, and disclosure of reserves data and related oil and gas activities.

KEY ACTIVITIES FOR 2011	• Received regular updates on reserves-related regulatory developments in Canada and the US
• Received regular updates on projected annual reserves additions and production performance variations.
• Reviewed and amended the Reserves Policy to conform to changes in the primary and supplemental reserves disclosure standards.

• Reviewed the basis for our reserves estimates-related to projects and any significant changes related to those estimates. Particular focus was given to the Long Lake reserves in light of the production performance and change in Nexen’s resource development strategy.

• Reviewed our process for determining the year-end reserves estimates, including procedures to provide information to the independent qualified reserves evaluators.
• Reviewed the continuing appointment of independent qualified reserves evaluators and any engagements of such evaluators for other services.
• Approved having at least 95% of the proved and proved plus probable reserves assessed by independent qualified reserves evaluators.
• Reviewed the NI 5I-101 Standards of Disclosure for Oil and Gas Activities and SEC disclosure plan.
• Reviewed and recommended the year end reserves estimates and related oil and gas disclosure under the NI 5I-101 and the SEC.

COMPENSATION GOVERNANCE

KEY SECTIONS

LETTER FROM THE CHAIR OF THE COMPENSATION COMMITTEE	42

DIRECTOR COMPENSATION	43

Approach	43

Components	43

2011 Director compensation	45

COMPENSATION DISCUSSION AND ANALYSIS	47

Executive compensation	47

Compensation strategy	48

Compensation program	51

2011 Performance review	59

2011 Compensation tables	64

To improve readability, the compensation discussion and analysis is organized in five distinct sections:

1.               Executive compensation

•                  provides an overview of changes to compensation in 2011

2.               Compensation strategy

•                  introduces the strategic objectives for our compensation programs

3.               Compensation programs

•                  describes the components of our compensation programs and introduces the compensation approval process

4.               2011 Performance review

•                  details the performance results and discusses compensation decisions for 2011

5.               2011 Compensation tables

•                  provides the compensation details for the 2011 named executives

OVERSEEING COMPENSATION

Compensation at Nexen is overseen by the Compensation Committee of Nexen’s board of directors. It designs compensation plans for directors and executives with the help of an independent advisor, and recommends annual compensation for executives using a disciplined process, which you can read about on pages 57 and 58.

The Compensation Committee has five independent members:

•       Kevin Jenkins, chair since April 2006

•       Bill Berry

•       Barry Jackson

•       Tom O’Neill

•       Arthur Scace

Every member has the experience necessary to be able to make the challenging decisions associated with compensation: a thorough understanding of succession planning, talent development and retention and compensation programs, including executive compensation. They have all worked as a CEO or senior officer of a large public company or major organization, and Mr. Berry, Mr. Jackson and Mr. O’Neill sit on the compensation committees of other large public companies.

You can read about the qualifications of these directors in the profiles that start on page 10. The Compensation Committee report for 2011 is on page 36.

Managing compensation risk

Three members of the committee also sit on our Audit Committee. This brings the important perspective of risk assessment and management to our compensation philosophy and practices. See page 22 for a full discussion of risk and the role of the board.

While our compensation programs are not structured to reward excessive risk taking, we recognize that some level of risk taking is necessary to achieve outcomes that are in shareholders’ best interests. The committee has developed executive compensation policies and practices that encourage behaviour that aligns the long-term interests of our executives with our shareholders, while managing compensation risk. See page 49 for details.

Independent advice

The committee engaged Mercer (Canada) Limited in 2011 as its independent advisor. See page 36 for information about the services they provided and the fees they were paid.

Benchmarking

Director and executive compensation are benchmarked against peer groups of major oil and gas and pipeline companies with similar operations. See page 43 for details about the director compensation peer group, and page 48 for information about the executive compensation peer group.

Share ownership guidelines

Non-executive directors, named executives and certain senior leaders are required to meet share ownership guidelines. See pages 43 and 48 for more information.

LETTER FROM THE CHAIR OF THE COMPENSATION COMMITTEE

At Nexen, the Compensation Committee is responsible for determining how our executives and directors are compensated. The following section of the proxy circular reviews how the Compensation Committee structures Nexen’s compensation plans—how we pay Nexen named executives and directors, what we pay them, and why.

2011 COMPENSATION

The determination of base salaries is made after review of market competitive data. Long term incentives are used as an incentive and retention tool for key employees and grant levels are again based on market competitive data. Details on these programs are provided on pages 53 and 54.

The annual cash incentive program rewards employees for success in corporate and personal performance over a one-year period. I want to provide you with an overview of how the execution of our strategic priorities during 2011 affected the annual cash incentive payout to the named executives and other employees.

In 2011, we continued to focus on advancing our core growth strategies, securing strategic partnerships that would support these strategies and enhancing our financial capacity. In our in situ oil sands business, we determined that the existing inventory of wells would not fill the upgrader and took action to address this. We also facilitated the transition to a new oil sands partner with excellent technical and financial capacity. In our shale gas business, we continued to execute well and attracted strong joint venture partners at a good valuation for the resource. In our conventional business, we made good progress on our major growth projects. However, we had a number of challenges, including: our underperforming share price; missed production expectations as a result of Long Lake and Buzzard performance; and a contractor fatality attributable to our Horn River Basin operations.

Upon careful consideration of the year’s events, we set the corporate performance factor, used to calculate the overall size of the annual cash incentive pool, at 110% for 2011. Commendably, four of our most senior executives, including the three active named executives, volunteered to receive a 20% decrease in their bonus allocation to acknowledge that senior management has greater responsibility for an underperforming share price than the broader employee base. The Compensation Committee and board appreciate executive leadership taking personal accountability in a manner that permits the good work done by the broader employee base to continue to be recognized.

More information about our annual cash incentive program can be found on page 51 and 2011 Performance Review on page 59.

2011 COMPENSATION PROGRAM CHANGES

The majority of the changes the committee recommended in 2011 were to ensure that our programs incentivize the right behaviors, while remaining competitive and comparable with those of our peers. We are focused on retaining the depth of talent we have at Nexen, rewarding employees for their performance and structuring our programs with an emphasis on our strategic priorities. The most notable changes include replacing performance tandem options with performance share units and adjusting risk target allocations for long-term incentives, with an increase in weighting from 30% to 35% for executives. We also adjusted our performance scorecard to decrease the weighting of operating cash flow and net income from 50% to 40%. This allowed us to implement a separate measure for safety and environment (10%), underscoring the importance of performance in this area.

Last year, shareholders participated in our first say on pay advisory vote, and showed support for our compensation plans and practices. We plan to continue to earn your confidence in the future as we provide oversight on compensation matters and seek to strengthen the link between pay and performance.

We also strive to continuously improve our disclosure and welcome your feedback.

(signed) “Kevin Jenkins”
Compensation Committee Chair

DIRECTOR COMPENSATION

APPROACH

Our approach to director compensation helps the board attract, engage and retain qualified directors to serve on the board and contribute to our overall success. This approach has two main goals:

•       be competitive with peer companies; and

•       enhance the alignment of directors with shareholder interests.

Be competitive with peer companies

Management, the Compensation Committee and the board review director compensation regularly for competitiveness, using a peer group of major Canadian-based oil and gas and pipeline companies. This director compensation peer group is a subset of our overall compensation peer group for executives, which focuses on a mix of Canadian energy companies with similar operations:

Canadian Natural Resources Limited	Imperial Oil Limited
Cenovus Energy Inc.	Suncor Energy Inc.
Enbridge Inc.	Talisman Energy Inc.
Encana Corporation	TransCanada Corporation
Husky Energy Inc.

Share ownership guideline

All directors are expected to demonstrate their commitment to Nexen by holding enough shares to meet the share ownership guideline.

In February 2012, the board amended the guideline to require non-executive directors to own or control enough shares to represent at least three times the total of the annual board member retainer and the annual deferred share unit (DSU) grant value. This change further aligns directors’ interests with shareholders.

Directors have three years from the date of their appointment to the board to meet the guideline. The Governance Committee reviews the guideline whenever a change is made to the annual retainer or annual DSU grant, and every three years for adequacy.

Directors can use shares they own, DSUs they accumulate from the annual grant, and DSUs they choose to receive in lieu of fees to apply toward the guideline. New directors must receive 100% of their annual board member retainer in DSUs until the guideline is met. If the guideline is increased or if the share price decreases, directors have 18 months to meet the guideline.

Nexen’s governance office monitors compliance with the guideline at the beginning of each year for disclosure in the proxy circular. All directors exceed this guideline except for Mr. Scace and Mr. Ebbern, who have until June 2014 to meet the guideline. See the table on page 46 for details.

COMPONENTS

Nexen provides all non-executive directors with a competitive compensation package that includes annual retainers and meeting fees, benefits, and equity-based awards in the form of DSUs. The board reviews director compensation at least every two years to make sure it is appropriate and competitive.

The CEO, the only executive director, does not receive any director compensation.

Retainers and fees

Annual board and committee retainers and meeting fees are paid in quarterly installments. These are pro-rated for partial service. Directors are paid the same fee whether they attend a meeting in person or by conference call. Directors can choose to receive all or part of their retainers and fees in DSUs instead of cash.

The committee chairs each receive a chair retainer and a committee member retainer. The board chair is paid a retainer and travel allowance, and does not receive any other retainers or meeting fees.

The board modified the retainers this year to acknowledge the changes in committee membership and meeting structure as discussed on page 32. The change in retainers is intended to keep compensation consistent with 2011 levels.

	2011 ($)	2012 ($)
Board Chair Retainer	250,000	250,000
Board Member Retainer	35,000	60,000
Audit Committee Chair Retainer	19,700	17,000
Other Committee Chair Retainer	5,300	2,500
Committee Member Retainer	9,100	5,000
Board and Committee Meeting Fee (per meeting)	1,800	1,800

A travel allowance of $1,500 is paid when a non-executive director travels outside his or her home province or state, or travels more than three hours round trip, to attend a Nexen meeting or site visit. Nexen also reimburses directors for out-of-pocket travel expenses.

Benefits

Non-executive directors can receive benefits coverage at Nexen’s expense, including basic life insurance, extended health care, dental, business travel, accident insurance and reimbursement of provincial health care premiums (in certain jurisdictions). Mr. Zaleschuk, a former CEO of Nexen, is a retiree in Nexen’s pension plan. His pension benefit is for previous employee service.

Equity based compensation

A DSU is a unit equal to the fair market value of a Nexen common share. Dividend equivalents are earned at the same rate as cash dividends paid on our common shares. DSUs do not have voting rights because there are no actual shares underlying the units.

DSUs vest at the time of grant, and are paid out only when the director leaves the board. Nexen has the option to make payments in cash or common shares purchased on the open market.

Nexen has two DSU plans. Under the first plan, eligible directors may annually elect to receive all or part of their retainers and fees in DSUs, rather than cash.

The second plan is a long-term incentive plan that replaced stock options in 2003 as the equity-based incentive vehicle. Non-executive directors receive an annual grant of DSUs as part of their compensation, to align their interests with those of shareholders. In 2011, the committee conducted a compensation analysis of our current retainers and other cash items with those of the director compensation peer group. To maintain a competitive compensation mix, the number of DSUs granted in 2011 was increased to match the value of the 2010 award.

DSUs granted in 2011 and 2010

		DSUs	Base Price[1]	Value of DSUs[2]
Position	Grant Date	(#)	($/share)	($)
Board Chair	Oct. 28, 2011	14,600	16.67	243,382
	Dec. 6, 2010	11,000	22.13	243,430
Other Non-executive Directors	Oct. 28, 2011	6,600	16.67	110,022
	Dec. 6, 2010	5,000	22.13	110,650

1                 Base prices were set using the closing market price of Nexen common shares on the TSX on October 27, 2011 and December 3, 2010.

2                 The number of DSUs multiplied by the base price.

The following tables only apply to non-executive directors as at December 31, 2011. As an executive director, Mr. Romanow was not entitled to director compensation. See page 64 for details on his compensation.

2011 DIRECTOR COMPENSATION

	Total Fees	DSU	All Other		Total
	Earned[1]	Awards[2]	Compensation[3]		Compensation
Directors	($)	($)	($)		($)
Berry	143,600	110,022	3,095		256,717
Bertram	131,600	110,022	4,865		246,487
Ebbern	50,708	110,022	15		160,745
Flanagan[4]	132,000	110,022	21,353	[4]	263,375
Jackson	162,600	110,022	14,347		286,969
Jenkins	145,400	110,022	12,327		267,749
McLellan	130,200	110,022	8,937		249,159
Newell	135,500	110,022	16,268		261,790
O’Neill	174,800	110,022	11,740		296,562
Saville	253,000	243,382	13,276		509,658
Scace	55,208	110,022	56		165,286
Willson	123,500	110,022	13,523		247,045
Zaleschuk	133,900	110,022	9,691		253,613
Total	1,772,016	1,563,646	129,493		3,465,155

1                 Includes all retainers, travel allowance and meeting fees, including those paid in DSUs.

2                 The grant date fair value of DSUs granted on October 28, 2011, based on the closing market price of Nexen common shares on the TSX on October 27, 2011, of $16.67 per share. See page 44 for details.

3                 The total value of perquisites provided to each non-executive director is less than both $50,000 or 10% of total fees, and is not included in this column. Amounts reflect life insurance premiums paid by Nexen, reinvested dividends earned in 2011 valued at the closing market price of Nexen common shares on the TSX on the payment dates and Canexus fees as set out in note 4.

4                 Mr. Flanagan is the board chair of Canexus and received fees of $12,056 from Canexus as at February 7, 2011.

The information in this table is supplementary. It breaks down the total fees earned based on the retainers and fees listed on page 43, and the fees credited in DSUs.

				Annual
	Annual		Annual	Committee		Working	Board	Committee			Total Fees			Total Fees
	Board		Committee	Chair		Committee	Meeting	Meeting	Travel	Total Fees	Credited			Earned
	Retainer		Retainers	Retainer		Retainer[1]	Fees	Fees	Allowance	Earned	in DSUs			in Cash
Directors	($)		($)	($)		($)	($)	($)	($)	($)	($)		(%)	($)
Berry	35,000		36,400	5,300		—	21,600	37,800	7,500	143,600	—		—	143,600
Bertram	35,000		27,300	—		15,000	21,600	25,200	7,500	131,600	124,100		94%	7,500
Ebbern	18,558		4,550	—		15,000	9,000	3,600	—	50,708	19,300	[2]	38%	31,408
Flanagan	35,000		36,400	—		—	23,400	34,200	3,000	132,000	—		—	132,000
Jackson	35,000		36,400	5,300		25,000	23,400	36,000	1,500	162,600	161,100		99%	1,500
Jenkins	35,000		36,400	5,300		—	23,400	37,800	7,500	145,400	137,900		95%	7,500
McLellan	35,000		36,400	—		—	21,600	34,200	3,000	130,200	36,800		28%	93,400
Newell	35,000		36,400	5,300		—	21,600	34,200	3,000	135,500	132,500		98%	3,000
O’Neill	35,000		36,400	19,700	[3]	15,000	23,400	37,800	7,500	174,800	167,300		96%	7,500
Saville	250,000	[4]	—	—		—	—	—	3,000	253,000	—		—	253,000
Scace	18,558		4,550	—		15,000	9,000	3,600	4,500	55,208	50,708		92%	4,500
Willson	35,000		27,300	—		—	23,400	28,800	9,000	123,500	36,800		30%	86,700
Zaleschuk	35,000		27,300	5,300		15,000	23,400	23,400	4,500	133,900	—		—	133,900
Total	637,116		345,800	46,200		100,000	244,800	336,600	61,500	1,772,016	866,508			905,508

1                 The Working Committee members were paid a one time retainer for their services: $15,000 for committee members and $25,000 for the committee chair.

2                 Due to an administrative oversight, Mr. Ebbern’s annual board retainer for 2011 was paid in cash. This was corrected in 2012.

3                 Mr. O’Neill is the Audit Committee chair.

4                 Mr. Saville is the board chair.

OUTSTANDING INCENTIVE PLAN AWARDS

Non-executive directors are granted equity-based awards in the form of DSUs. DSUs vest at the time of grant and directors are entitled to be paid out only when they leave the board. On December 31, 2011, the aggregate number of DSUs held was 718,669 and the market value, based on the closing price of Nexen shares on the TSX of $16.21 per share, was $11,649,625. The table below shows the number of DSUs held by each director as at February 27, 2012.

EQUITY AT RISK

This table shows the year-over-year change in the equity at risk of the non-executive directors from March 1, 2011 to February 27, 2012. For details on Mr. Reinhart’s and Mr. Romanow’s share ownership, see page 66.

	February 28, 2011		February 27, 2012		Year-over-year Change		Equity at Risk
							Total Equity at
	Shares	DSUs	Shares	DSUs	Shares[1]	DSUs[2]	February 27, 2012	Value[3]	Meets or Exceeds
Name	(#)	(#)	(#)	(#)	(#)	(#)	(#)	($)	Guideline[4]
Berry	10,000	15,165	10,000	21,947	—	6,782	31,947	656,830	Exceeds
Bertram	16,000	23,484	16,000	36,140	—	12,656	52,140	1,071,998	Exceeds
Ebbern	—	—	3,000	7,699	3,000	7,699	10,699	219,971	Has until June 2014
Flanagan	51,264	46,433	51,169	53,545	(95)	7,112	104,714	2,152,920	Exceeds
Jackson	72,000	70,485	72,000	85,243	—	14,758	157,243	3,232,916	Exceeds
Jenkins	12,610	60,349	12,736	74,010	126	13,661	86,746	1,783,498	Exceeds
McLellan	300	44,456	300	53,394	—	8,938	53,694	1,103,949	Exceeds
Newell	12,000	80,343	12,000	93,946	—	13,603	105,946	2,178,250	Exceeds
O’Neill	16,000	57,190	16,000	72,190	—	15,000	88,190	1,813,186	Exceeds
Saville	119,864	66,144	119,864	81,488	—	15,344	201,352	4,139,797	Exceeds
Scace	—	—	5,600	9,356	5,600	9,356	14,956	307,495	Has until June 2014
Willson	15,055	67,338	6,485	76,518	(8,570)	9,180	83,003	1,706,542	Exceeds
Zaleschuk	203,606	48,238	203,805	55,368	199	7,130	259,173	5,328,597	Exceeds
Total	528,699	579,625	528,959	720,844	260	141,219	1,249,803	25,695,949

1	Changes from accumulations under dividend reinvestment plan, open market share purchases, sales or donations.
2

Includes October 28, 2011 grants valued at $16.67 per DSU, of 6,600 DSUs to each non-executive director and 14,600 DSUs to the board chair, and DSUs paid in lieu of cash fees at the election of each director.

3	The market value of common shares and DSUs using the closing price of Nexen shares on the TSX on February 27, 2012 of $20.56 per share.
4	The share ownership guideline is valued at $510,000. This value is to be accumulated within three years of appointment.

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE COMPENSATION

OUR EXECUTIVE COMPENSATION PROGRAMS

Our compensation programs are designed to be competitive, encourage delivery on business results and reward superior performance. The compensation decisions made in 2011 reflect our performance results. You can read more about this starting on page 59.

New in 2011

•            Increased the target annual cash incentive, adjusting the overall mix to keep total compensation within the 50th percentile range.

•            Adjusted the annual cash incentive performance scorecard, lowering the weighting of operating cash flow and net income to 40% (from 50%). Added a separate measure for safety and environment (10%).

•            Replaced performance tandem options with performance share units, which are non-dilutive.

•            Increased the portion of long-term incentives with a performance vesting feature granted to the named executives from 30% to 35%.

The discussion in this section is generally for named executive compensation. In certain instances, we describe how this program applies to our broad employee base.

EXECUTIVE MANAGEMENT TEAM

In late 2011 and early 2012 there were changes in our leadership. As of February 27, 2012, our executive management team is:

•            Kevin Reinhart, interim President and CEO

•            Una Power, interim Chief Financial Officer

•            Catherine Hughes, Executive Vice President, International Oil and Gas

•            James Arnold, Senior Vice President, Oil Sands

•            Alan O’Brien, Senior Vice President, General Counsel and Secretary

•            Pierre Alvarez, Vice President, Corporate Relations

•            Ron Bailey, Senior Vice President, Canada

•            Quinn Wilson, Vice President, Human Resources and Corporate Services

NAMED EXECUTIVES FOR 2011

Titles listed below and throughout this section of the proxy circular apply to 2011 and, except for Mr. Fox who departed from Nexen on November 18, 2011, reflect the title the named executive held on December 31, 2011:

•            Kevin Reinhart, Executive Vice President and CFO

•            James Arnold, Senior Vice President, Synthetic Crude

•            Catherine Hughes, interim Executive Vice President, International and Vice President, Operational Services and Technology

•            Marvin Romanow, President and CEO

•            Gary Nieuwenburg, Executive Vice President, Canada

•            Matt Fox, former Executive Vice President, International

Mr. Romanow, Mr. Nieuwenburg and Mr. Fox are no longer executives of Nexen as of the date of this proxy circular. We have included all compensation information for these individuals as required by NI 51-102 Continuous Disclosure Obligations and we believe it is helpful in understanding our disclosure practices.

COMPENSATION STRATEGY

Our compensation programs are designed with four strategic objectives in mind.

1. Pay for performance

Designed to focus executives on managing Nexen’s operations, assets and finances to enhance long-term value. Nexen has a strong pay for performance culture with direct links between the performance of the company, our business units and individual compensation awards.

2. Support the business strategy

Designed to motivate senior executives to achieve short and long-term strategic business objectives. The business strategy forms the foundation for corporate and individual performance measures in all of our compensation plans.

3. Enhance the alignment of named executives with shareholder interests

Designed to focus executives on increasing shareholder returns over the long-term and deter excessive risk taking. Executives are required to meet minimum share ownership guidelines, which are described below. Performance measures in the annual cash incentive include share performance, and the value of our long-term incentives is directly linked to share value.

4. Be competitive with peer companies

Designed to ensure we can attract, engage and retain talented leadership. Nexen uses a clearly defined peer group to assess competitiveness of our compensation plans. The Compensation Committee uses the peer group to establish target incentives and assess total compensation for each executive.

The following guidelines and practices help us achieve these strategic objectives.

Share ownership guideline

All executives and certain senior leaders are expected to demonstrate their commitment to Nexen by holding enough shares to meet the following ownership guideline:

Position	Required Share Ownership
CEO	4 times annual salary
CFO and executive vice presidents	2.5 times annual salary
Senior vice presidents	2 times annual salary
Vice presidents and other senior leaders	1 times annual salary

See page 66 for the named executives’ 2011 share ownership.

Management reviews compliance with the guideline annually. The guideline is reviewed periodically by management for adequacy and changes are recommended to the Compensation Committee when required.

In December 2009, the Compensation Committee changed the share ownership guideline to include a greater number of senior level employees. The enhanced guideline:

•            increases the level of share ownership;

•            applies to all executives and certain senior leaders; and

•            eliminates tandem options (TOPs) from the calculation of share ownership.

Share ownership is limited to shares employees buy and hold in the Nexen employee savings plan and other personal holdings. Employees have three years from the date of the amendment (December 2009) or five years from the date of their appointment (whichever is later) to meet the guideline.

Benchmarking

We use third-party compensation surveys to compare our pay levels and practices to our peers.

Competitiveness is measured against a well-defined peer group, which includes companies in the same sectors we compete with for talent. Companies are selected based on:

•            geographical location;

•            business line;

•            comparable positions; and

•            complexity of the business.

Peer group data is used to benchmark total compensation, including salary, annual cash incentives and long-term incentives. Data is based on role matches to survey benchmarks completed by companies within our compensation peer group. Not all companies have appropriate matches for each position. Nexen’s positions are benchmarked against those with similar functions and level of responsibility.

In 2011, our compensation peer group included 16 major oil and gas and pipeline companies. The CEO peer group was a subset of eight of these companies, which are Canadian publicly-traded companies with comparable CEO positions.

Third-party consultants and the Compensation Committee review the peer groups every year and make changes as necessary.

Other Named
2011 Compensation Peer Group	CEO	Executives
BP Canada Energy Company		•
Canadian Natural Resources Limited		•
Cenovus Energy Inc.	•	•
Chevron Canada Resources		•
ConocoPhillips Canada		•
Devon Canada Corporation		•
Enbridge Inc.	•	•
Encana Corporation	•	•
ExxonMobil Canada		•
Husky Energy Inc.	•	•
Imperial Oil Limited	•	•
Shell Canada Limited		•
Suncor Energy Inc.	•	•
Syncrude Canada Limited		•
Talisman Energy Inc.	•	•
TransCanada Corporation	•	•

Managing compensation risk

Nexen’s compensation policies and practices encourage behaviour that aligns the long-term interests of the named executives with shareholders. While our compensation programs are not structured to reward excessive risk taking, we recognize that some level of risk taking is necessary to achieve outcomes that are in shareholders’ best interests.

We have a number of strategies to mitigate risk:

•            Putting significant weighting on long-term incentives to mitigate the risk of encouraging achievement of short-term goals at the expense of long-term sustainability and shareholder value.

•            Using scenario testing when establishing total compensation targets, as well as assessing potential dilution.

•            Using a balanced scorecard of measures for the annual cash incentive pool, including net income, operating cash flow, safety and environmental indicators, and a combination of qualitative measures to diversify the impact associated with any single performance indicator.

•            Including financial measures (net income and operating cash flow) in the determination of the annual cash incentive pool to ensure we can pay the bonuses required under the program.

•            Capping the annual cash incentive pool at 200% of target. Individual awards can range from 0% to 200% of salary, depending on position and individual performance.

•            Using discretion when assessing individual and overall company performance to ensure payouts are competitive and not overly influenced by unusual results (good or bad).

•            Requiring executives and other senior level employees to meet share ownership guidelines to align their commitments and interests with that of the company and shareholders.

•            Placing members of the Compensation Committee on the Audit Committee, which develops guidelines and policies for the assessment and management of risk.

Every year, the Compensation Committee carries out a thorough review of our approach to managing compensation risk. Following the review this year, we are satisfied that:

•            Nexen’s compensation policies and practices do not encourage named executives or employees who work in a principal business unit or division to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on the company; and

•            Nexen has the proper practices in place to effectively identify and mitigate potential risk.

Reimbursement

If, as a result of wilful misconduct, Nexen’s performance results are restated in a way that would have resulted in lower annual cash incentive awards, the CEO and CFO must reimburse Nexen proportionately as required by law. In the event of fraud that would result in a restatement, we would vigorously pursue compensation from the responsible party.

The evolution of clawback models in Canada and the US has been slow due to delays in the implementation of regulatory requirements. In the interim, we continue to monitor the developments and will adopt a more formal and broadly applicable model when appropriate.

Trading in company securities

We have a trading policy that outlines appropriate trading behaviour for all directors, executives and employees. The policy’s main objectives are to:

•                  prevent insider trading;

•                  fulfill our obligations to stock exchanges, regulators and investors; and

•                  protect Nexen and our employees from allegations of insider trading.

In supporting these objectives, we:

•                  impose a company-wide blackout on trading in Nexen securities, from five full business days before the public release of quarterly or annual results to the close of trading on the day of the public release of information, or, if the information is released after the close of markets, then to the close of trading on the next business day;

•                  remind all personnel of regular blackouts at least 30 days before and the day they start, giving the exact blackout dates;

•                  manage limited blackouts near quarterly and annual releases and during times when we are uncertain whether an emerging issue may become material;

•                  require all staff, before transacting in Nexen securities, to call the pre-trade compliance line to confirm that they do not have inside information. In practice, directors and executive officers receive verbal confirmation from our legal group before initiating a transaction that it is an appropriate time for them to trade; and

•                  provide education sessions on our policy and procedures.

Our policy specifies that directors, executives and employees are not permitted to take any derivative or  speculative positions in Nexen securities. This prevents hedging or offsetting any decrease in the market value of Nexen securities.

Our policy is available at www.nexeninc.com.

COMPENSATION PROGRAM

COMPONENTS

Our compensation program includes three components: salary, an annual cash incentive and long-term incentives.

	Salary	Annual Cash Incentive	Long-term Incentives
Component	Fixed	Variable	Variable
Form	Cash	Cash	• Tandem options (TOPs)
• Stock appreciation rights (STARs)
• Restricted share units (RSUs)
• All awards may contain a performance vesting feature—performance TOPs, performance STARs and performance share units (PSUs)
Performance Period	1 year	1 year	1 to 5 years
Objective	• Competitive annual compensation • Compensates for competency and fulfillment of responsibilities	• Rewards strategic, financial and operational achievements over a one-year period • Recognizes significant contributions and achievements on a timely basis	• Aligns interests with shareholders and provides compensation linked to the longer term performance of the company • Rewards for consistent high performance and future potential

We also offer pension and other benefit plans to support the health and well-being of our employees and encourage retirement savings. See Pension and Benefit Plans on page 55 for more information.

1. SALARY

Salaries provide a competitive foundation for each named executive’s compensation. They are reviewed annually and increased to recognize good performance, internal relativity, increased responsibilities and to ensure alignment with our compensation peer group.

2. ANNUAL CASH INCENTIVE

The annual cash incentive provides an opportunity for a competitive cash bonus that rewards corporate and individual objectives for a one-year period.

Annual cash incentive target

Annual cash incentive targets for the named executives are calculated as a percentage of their salary as at December 31, 2011. The targets for 2010 and 2011 are set out in the table below. The amount a named executive actually receives may be higher or lower than the target, and depends on both company and individual performance. The range is from 0% of the target percentage of salary for poor performance to 200% for exceptional performance.

Position	2010 Target (%)	2011 Target (%)
CEO	90	100
CFO	55	60
Executive VPs	60	60
Senior VPs	45	50

New in 2011

The committee increased the target annual cash incentive this year after its review of competitive market data, adjusting the overall mix accordingly to keep total compensation within the 50th percentile range.

Corporate performance factor

The target annual cash incentive bonus pool is the sum of all individual employee cash incentive targets. The actual pool, the funds that can be allocated to all participating employees, depends on Nexen’s performance against the corporate scorecard, and will range from 0% for poor performance, to a maximum of 200% of target for exceptional performance.

To reward outstanding performance, the board may also approve an additional bonus pool to be distributed only to high-performing employees (including named executives).

Corporate scorecard

The corporate scorecard consists of three components of performance measures: financial, safety and environment and qualitative.

New in 2011

The Compensation Committee introduced a revised corporate scorecard in 2011, incorporating safety and environment into a separate and distinct performance measure.

Financial performance measures (40%)

We use two key financial measures:

•                  Operating cash flow (20%) — measures our ability to generate cash from our ongoing operations.

•                  Net income (20%) — a primary indicator of our profitability.

Operating cash flow is a non-GAAP measure defined as cash flow from operating activities before changes in non-cash working capital and other, excluding non-recurring items.

Net income is calculated in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

If we do not achieve a minimum level of performance against a measure, the payout factor for the measure will be zero.

Safety and environment performance measures (10%)

The HSE & SR Committee completes a quantitative and qualitative review of the leading and lagging safety and environmental indicators and makes a recommendation to the Compensation Committee. The committee and the board can use their discretion to determine the impact of significant events (e.g. a fatality).

Qualitative performance measures (50%)

Qualitative performance measures fall into six categories that match the priorities of our long-term strategy and near-term business objectives.

The Compensation Committee does not assign a fixed weighting to each qualitative measure so it can use discretion to increase or decrease emphasis in alignment with our strategic focus. This also ensures the corporate performance factor and the size of the pool are not unduly affected, positively or negatively, by an unusual result in any one area.

1.	Strategic performance and other key initiatives

Demonstrates our core growth and value creation strategies in action and assesses other key initiatives

2.	Capital efficiency (investment value creation)

Creates full cycle value from our capital investments

3.	Operating efficiency

Meets our short-term operational targets

4.	People and talent

Ensures we have the talent and engagement to support our initiatives

5.	Shareholder return

Compares our share performance with a peer group of Canadian and US oil and gas companies that are listed on the TSX and/ or NYSE. They are key competitors in our core business areas: conventional oil and gas exploration, oil sands or shale gas.

Canadian	US
Canadian Natural Resources Limited	Anadarko Petroleum Corporation
Cenovus Energy Ltd.	Apache Corporation
Encana Corporation	Devon Energy Corporation
Husky Energy Inc.	Noble Energy Inc.
Suncor Energy Inc.	Occidental Petroleum Corporation
Talisman Energy Inc.

6.	How we do business

Helps build and maintain our social license to operate

See page 59 for the 2011 performance results.

Actual cash incentive payout

The Compensation Committee approves the annual cash incentive payout to the executive management team (and in aggregate to all participating employees) based on their performance against their individual scorecard. See Compensation Approval Process on page 57 for more information.

3. LONG-TERM INCENTIVES

Nexen’s long-term incentive program gives named executives and other eligible employees an incentive to focus on performance over the long term, because the potential value of the incentives increase as Nexen’s share price rises.

Market information determines which employees participate in the program. Grants are not made prior to the release of material information.

	TOPs	STARs	RSUs
Features	Exchangeable for cash or exercisable for common shares	Exchangeable for cash	Automatic payment of cash at vesting
Vesting	3 years (34% first year; 33% second and third years). May include a performance vesting component.	3 years (34% first year; 33% second and third years). May include a performance vesting component.	3 years (34% first year; 33% second and third years). May include a performance vesting component.
Expiry term	5 years	5 years	3 years
Dilutive	If exercised for shares	No	No
Who is eligible	Participating Canadian executives and employees	Participating non-Canadian executives and employees	Participating executives and employees

Timing transition for long-term incentives

In 2011, the board transitioned the timing of our annual long-term incentive grants to align with our peers and allow for easier comparison in public disclosures.

The chart below illustrates the transition from December to February of each year.

Compensation Cycle	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr
2010-2011[1]				100%
2011-2012[2]		50%				50%
2012-2013[3]						100%

1                 The annual grant occurred in December.

2                 Transition-period—annual grant split in equal portions.

3                 The annual grant to occur in February each year.

Performance-based vesting

TOPs, STARs and RSUs can be awarded with a performance feature (performance TOPs, performance STARs and PSUs). Performance-based awards are typically granted to senior employees whose actions can most directly impact our business results.

Vesting of the performance-based awards is linked to our total shareholder return (TSR) relative to companies in the S&P/TSX Capped Energy Index over a performance period of one year. Performance is measured on a cumulative basis over the three-year vesting period. Awards that do not vest are cancelled and cannot be re-earned based on performance at a future vesting date.

New in 2011

The board introduced performance share units (PSUs). They are administered under the RSU plan and replaced performance TOPs and performance STARs in 2011. They are preferable to performance-based options because they are non-dilutive and align our compensation more closely with market practice.

The portion of long-term incentives with a performance vesting feature granted to the named executives was increased in 2011. See page 61 for details.

The table below shows the percentage of performance TOPs, performance STARs or PSUs that vest at different levels of Nexen’s TSR relative to the S&P/TSX Capped Energy Index. A performance range has been set to determine the portion of the grant that will vest at various levels of performance.

		Portion of
	Relative TSR	Award Vesting
Performance Level	(percentile rank)	(%)
Maximum	75th or more	100
Target	50th	75
Threshold	25th	50
Below threshold	25th or less	—

Vested performance TOPs and performance STARs are exercised at the discretion of the holder.

PSUs that vest are automatically paid on the vesting date each year, at the volume-weighted average closing price of Nexen common shares on the TSX or NYSE during the 20 trading days immediately before the vesting date.

TOPs and STARs are our only option-based compensation arrangements. RSUs are our only share-based compensation arrangement.

TOPs Plan

Our shareholder-approved TOPs plan has been in place since 2004.

The plan allows employees to either:

•                  exchange their vested TOPs for a cash payment equal to the difference between the exercise price and the closing market price of our common shares on the date of exchange; or

•                  exercise their vested TOPs for shares upon payment of the exercise price multiplied by the number of TOPs exercised. Nexen common shares are issued for TOPs on a one-for-one basis.

When employees exchange their TOPs for cash, no shares are issued, which prevents further shareholder dilution over time. TOPs do not provide employees with the right to vote the underlying shares.

TOPs are assigned an exercise price using the closing market price of Nexen’s common shares on the TSX on the day before the grant is approved. Backdating is not allowed. Repricing is also not allowed, so the exercise price of existing TOPs cannot be reduced except for automatic adjustments, such as a share split or according to TSX rules.

See Performance-Based Vesting on page 53 for the vesting and exercise conditions for performance TOPs.

See page 66 and Schedule C on page 84 for more information about the TOPs plan.

STARs Plan

We introduced our STARs plan in 2001. It provides a cash payment to participants equal to the appreciation in Nexen’s share price between the date the STARs are granted and the date they are exercised.

STARs are assigned an exercise price using the closing market price of Nexen’s common shares on the TSX for Canadian and non US-based employees, or NYSE for US-based employees, on the day before the grant is approved. Backdating is not allowed. Repricing is not allowed, so the exercise price of existing STARs cannot be reduced except for automatic adjustments, such as a share split or according to TSX or NYSE rules.

See Performance-Based Vesting on page 53 for the vesting and exercise conditions for performance STARs.

RSU Plan

We introduced our RSU plan in 2010. The plan provides an automatic cash payment on the vesting date, including any dividend equivalents reinvested since the grant date.

RSUs are automatically paid on the vesting date each year, at the volume-weighted average closing price of Nexen common shares on the TSX or NYSE during the 20 trading days immediately before the vesting date.

See Performance-Based Vesting on page 53 for the vesting and exercise conditions for PSUs.

Pre-arranged trading program

Blackouts and trading advisories limit the opportunities executives have to exercise their TOPs. There is a risk that vested TOPs could expire on or near a day when a trading restriction is in place, so we have established a pre-arranged trading program.

This program allows executives to give us irrevocable instructions up to two years before the grant expires to automatically exchange their vested TOPs for cash on a day before the TOPs expiry date that does not fall within one of our regularly scheduled blackouts. Executives can only enter into the program when there are no trading restrictions in effect.

Entering into the trading program does not prevent an executive from exercising vested TOPs any time before the expiry date, as long as there is no trading restriction in effect.

Mr. Reinhart is the only named executive that currently participates in this program as he has TOPs grants expiring within the next two years.

PENSION AND BENEFIT PLANS

Our pension and benefit plans are reviewed periodically to ensure they are fair, competitive and continue to meet our objectives. Market survey data is reviewed to ensure the plans provide benefits that are competitive with the plans within our peer group. Named executives participate in the same plans provided to all employees in the same location, however their annual cash incentive payments are recognized for pension benefit calculation purposes for executive officers only. See Executive Benefit Plan below.

This document describes only the Canadian plans the named executives participate in. We provide a variety of other benefit and pension plans to employees outside of Canada that reflect local market practices.

Defined benefit pension plan

When they are hired, Canadian-based employees choose to participate in either the defined contribution pension plan or the defined benefit pension plan, both of which are registered. All named executives participated in the defined benefit pension plan in 2011.

We contributed $9 million in special payments to the defined benefit pension plan in 2011 to enhance its funded status. As of December 31, 2011, the plan had a $16 million deficit.

Features of the defined benefit pension plan:

•                  participants contribute 3% of their regular gross earnings (up to an annual plan maximum);

•                  retirement benefits are 1.8% of their average earnings (1.7% for years before 2005) for the 36 highest-paid consecutive months during the 10 years before retirement, multiplied by the years of credited service;

•                  plan participants can choose each year to increase their defined benefit accrual formula from 1.8% to 2%. Employees who choose this option must contribute an additional 2% of pensionable earnings up to an allowable maximum under the Canadian Income Tax Act. The maximum employee contribution allowed in 2011 was $12,185;

•                  the plan is integrated with Canada Pension Plan (CPP), and provides a maximum offset of one-half of the current CPP benefit, pro-rated by years of credited service to a maximum of 35 years;

•                  members who retire after 10 years of service are eligible for an early retirement benefit at age 55 with a 4% reduction per year of early retirement for each year the benefits commence prior to age 60; and

•                  participants can switch prospectively between the defined benefit pension plan and defined contribution pension plan at different stages in their career.

When an employee retires, benefits are generally paid monthly for life, subject to standard payment elections. Benefits are normally paid as a joint life and survivor with a five-year guarantee. If elected, it is payable for the participant’s lifetime and provides the spouse with a survivor benefit of two thirds of the monthly payment. If the participant dies before receiving 60 monthly payments, the five-year guarantee allows the surviving spouse to receive the balance of the 60 monthly payments first, and then receive the lower survivor benefit.

Pension benefits earned before January 1, 1993 may be indexed at the discretion of management’s pension committee, considering increases in the consumer price index. Pension benefits earned after December 31, 1992 are indexed annually between 0 and 5% based on the greater of:

•                  75% of the increase in the consumer price index, minus 1%; and

•                  25% of the increase in the consumer price index.

Defined benefit obligation

At December 31, 2011, as indicated in the notes to our Consolidated Financial Statements, Nexen’s registered (funded) defined benefit obligation was $344 million.

The defined benefit obligation is an accounting-based value of the contractual entitlements that will change over time. The method used to determine this estimate will not be identical to those used by others and, as a result, the estimate may not be directly comparable across companies. Key assumptions used for the projected benefit obligation:

•                  a discount rate of 5.25% per year as at December 31, 2010;

•                  a discount rate of 4.5% per year as at December 31, 2011;

•                  a long-term compensation rate increase of 4% per year; and

•                  an assumed rate of inflation of 2% per year.

Executive benefit plan

The executive benefit plan provides supplemental retirement benefits to Canadian defined benefit and defined contribution plan participants whose retirement benefit has exceeded statutory limits. This allows these employees to fully accrue a pension that is aligned with their earnings level and is competitive with our peers.

Supplemental benefits for defined benefit plan participants accrue and are paid monthly in the same way as the underlying defined benefit pension plan. The accrual for executives is based on the average annual cash incentive payment in the last three years of plan participation, calculated using the lesser of the target bonus or the actual bonus paid.

Defined benefit obligation

At December 31, 2011, as indicated in the notes to our Consolidated Financial Statements, the defined benefit obligation for the executive benefit plan was $120 million (which, consistent with accounting standards, includes an assumption for future salary increases) and includes all active and inactive plan participants.

The executive benefit plan was amended as of January 1, 2005 to provide a supplemental pension allocation for defined contribution pension plan participants who are affected by annual statutory contribution limits. In 2011, the sum of all supplemental allocations for eligible participants was $45,353 and is estimated to be $47,000 in 2012.

The key assumptions used for determining the defined benefit obligation under the executive benefit plan are the same as those used for the registered defined benefit pension plan.

Pension benefit security

We pay benefits from the executive benefit plan from our cash flow and reduce the related pension liability. We calculate the pension expense for this plan annually. Liabilities under the plan are unfunded, but the plan’s irrevocable letter of credit provides a level of protection to participants. The letter of credit allows the plan to turn to the issuing bank to fund the pension obligation if the company fails to meet its obligations. The cost of obtaining the letter of credit in 2011 for all plan participants was $5,616,985. This is higher than 2010 due to increases in the pension obligation and the fees on Nexen’s credit facilities.

Retirement benefits

All Nexen retirees receive a $5,000 life insurance policy and reimbursement for any provincial health care premiums, if applicable.

Employee savings plan

To help employees save for their future and encourage ownership in the company, Nexen provides an employee savings plan. All eligible Canadian employees, including named executives, can contribute any percentage of their salary through payroll deduction to buy Nexen common shares, mutual funds or a combination of both. Nexen matches employee contributions up to 6% of salary. Employees receive the full 6% if they apply all of their contributions to Nexen common shares and have participated in the plan for at least two years.

Nexen contributions are invested in common shares purchased on the open market and vest immediately. All contributions can be allocated to registered or non-registered accounts. Common shares that employees hold in the employee savings plan carry voting rights.

Health and welfare benefits

Our benefit plans are designed to help protect the health of our employees and their dependants, and help cover them in the event of disability or death. Under the flexible benefit plans, employees choose the level of coverage that best fits their needs. Those who select enhanced coverage levels are required to contribute to the cost of that coverage.

Flow-through shares

Employees can participate in our internal offerings of Nexen flow-through shares, which are periodically made available to all employees resident in Canada. Flow-through shares are tax-effective and provide an additional opportunity to invest in the future of Nexen.

COMPENSATION APPROVAL PROCESS

The board uses a disciplined assessment and approval process for determining the amount executives earn each year.

The process includes input from human resources, management and its compensation consultant, the Compensation Committee and its independent consultant, as well as the board. The Compensation Committee and the board also consider the results from the previous year’s say-on-pay vote result.

1. Review competitiveness

Human resources looks at the competitiveness of the components of our compensation program with the help of an independent compensation consultant. See page 48 for information on benchmarking, including selection criteria and compensation peer groups.

The Compensation Committee assesses the review and makes changes that it thinks are appropriate.

2. Establish compensation targets

Human resources, with the help of its compensation consultant:

•                  reviews the total compensation provided by our peers for each position; and

•                  completes an economic analysis of the forecasted salary budgets of our peers and industry.

Human resources uses this information to develop recommended salaries and target ranges for each variable compensation component and the pay mix for each executive:

•                  salaries are based on level of position, market competitiveness, internal relativity and the named executive’s competency in the role;

•                  targets for the annual cash incentive and long-term incentives are based on level of position, market competitiveness and internal relativity;

•                  the target pay mix for each named executive is determined by his or her ability to influence short and long-term business results; and

•                  total direct compensation for each executive is targeted at the 50th percentile.

The Compensation Committee reviews the recommendations, as well as recommendations from its own independent consultant. The review includes scenario testing for total compensation, as well as consideration of potential dilution from the long-term incentives.

The Compensation Committee makes its recommendation to the board for approval.

Target pay mix

The table below shows the target pay mix for total direct compensation (salary, annual cash incentive and long-term incentives). At least 74% of the target for the named executives is “at risk”, as the actual payout depends on company and individual performance. Each named executive’s actual pay mix will depend on performance against objectives.

		At-Risk Compensation
		Target Annual	Target Long-term
	Salary	Cash Incentive	Incentive
Position	(%)	(%)	(%)
CEO	18	18	64
Other named executives (average)	26	15	59

3. Set objectives

Executive compensation is tied directly to Nexen’s strategic initiatives and performance. Management and the board agree on the corporate scorecard based on our strategic priorities and annual operating plans. Annual cash incentive payouts are determined by both corporate and individual performance.

Corporate scorecard

The corporate scorecard is used to calculate the overall size of the annual cash incentive bonus pool and the funds that can be allocated to participating employees. See Annual Cash Incentive on page 51 for more information.

The Compensation Committee reviews management’s recommendation and presents it to the board for approval.

Individual scorecards

Individual scorecards form the basis for determining actual salary, annual cash incentive and long-term incentive awards.

The CEO develops his own scorecard, linking his objectives and performance measures to the corporate scorecard, and incorporating other personal objectives. He presents this to the Compensation Committee for review.

The CEO then works with his direct reports, including the named executives, to develop individual scorecards that are tied to the corporate scorecard. They are also linked to their specific responsibilities and performance expectations for their division, and support the CEOs objectives.

The Compensation Committee reviews the recommendations and presents the individual scorecards to the board for approval.

4. Analyze performance

Performance against corporate and individual scorecards is analyzed early the following year.

Corporate performance

Management, including the CEO, prepare a detailed assessment of the company’s performance, including performance against the corporate scorecard.

The Compensation Committee reviews the report at a preliminary meeting, and considers how the year went and the impact that might have on the weightings of the qualitative measures. It uses this information to determine a corporate performance factor for the annual cash incentive plan, using its discretion to adjust the performance factor up or down based on significant events. See page 52 for more information about how the board uses discretion.

The Compensation Committee then recommends the corporate performance factor to the board for approval.

Individual performance

Human resources provides the following information to the CEO:

•                  self-assessment of each executive’s performance against his or her scorecard;

•                  a comprehensive analysis of salaries and annual and long-term incentives, with input from management’s compensation consultant; and

•                  compensation information from the previous year.

The CEO uses this information and his assessment of individual performance to prepare compensation recommendations for his direct reports, reviews these with human resources, and then presents them to the Compensation Committee. The CEO may also use this information when discussing his own compensation with the Compensation Committee.

5. Approve individual awards

The Compensation Committee reviews the compensation analysis prepared by human resources and the CEO and receives a similar analysis from its own independent compensation consultant. It assesses each compensation element on its own to ensure alignment with the program objectives, and then reviews the total.

When determining individual awards, the committee takes into consideration:

•                  the executive’s performance against the goals and objectives in his or her scorecard;

•                  internal relativity among individuals of similar position or similar potential; and

•                  competitive market data from the committee’s independent compensation consultant.

The Compensation Committee can also increase salaries if there is an increase in responsibilities in the year, and has the discretion to increase the payout from the annual cash incentive pool for excellent performers.

The long-term incentives are granted based on their expected value at the time of the grant, but the actual payout the executive receives depends on Nexen’s share price at the time of vesting or exercise.

The board approves final annual cash incentive payouts for each executive. The independent directors approve the final annual cash incentive payout for the CEO.

2011 PERFORMANCE REVIEW

In 2011, Nexen achieved a number of key strategic initiatives by securing joint venture agreements for our Gulf of Mexico and shale gas businesses, improving our understanding of the Long Lake reservoir and facilitating the acquisition of our partner’s share of Long Lake.

While building relationships with capable partners, we continued to advance our core growth strategies by moving the Usan project offshore West Africa toward first oil, sanctioning the Golden Eagle project in the UK North Sea and adding production from our shale gas assets.

We also faced significant challenges, including reservoir performance at Long Lake and facility reliability at our UK Buzzard project. We identified the underlying reasons for these and are implementing action plans that are setting the stage for improvement. While Buzzard ended the year operating normally, our most important advances came at Long Lake.

We determined that the inventory of existing wells would not be capable of filling the upgrader and we are now executing higher quality plans to address this by drilling additional wells in higher quality resource.

Nexen was again recognized for how we work, maintaining our positions on established sustainability indices and rankings. We performed well in most key measures of safety and operating performance, matching or achieving best ever results in four of six key safety metrics. Unfortunately, we had a contractor fatality in a vehicle accident on a British Columbia highway.

We continued to enhance our financial strength by selling non-core assets to streamline our portfolio and, we reduced net debt by $547 million. Both cash flow and net income exceeded our 2011 plan due to our strong weighting to crude oil prices, in particular Brent crude, and our hedging policy.

2011 PAY MIX

The table below shows the actual pay mix the named executives received in 2011. The actual pay mix differs from the target pay mix on page 57 because of the timing transition of the annual long-term incentive grants. All employees, including the named executives, received 50% of their annual grant in October 2011 and received the remaining 50% in February 2012 if they were still employees at the time of grant. This transition impacts the actual pay mix distribution in 2011.

Compensation details are in the Summary Compensation Table on page 64.

		At-Risk Compensation
		Actual Annual	Actual Long-term
	Salary	Cash Incentive	Incentive
	(%)	(%)	(%)
Current Named Executives
Reinhart	37	25	38
Arnold	44	24	32
Hughes	43	22	35
Former Named Executives
Romanow[1]	45	—	55
Nieuwenburg[1]	53	—	47
Fox[1]	45	—	55

1         As Mr. Romanow and Mr. Nieuwenburg ceased to be officers effective January 9, 2012 and Mr. Fox ceased to be an officer effective November 18, 2011, they did not receive an annual cash incentive payout. The resulting distribution of total compensation is not representative of our typical practice.

Salary

In 2011, the board approved an average salary increase of 5.9% for named executives to reflect annual and merit increases and increasing responsibilities. This is consistent with market practice and ensures we maintain competitive alignment.

Annual cash incentive payout

The corporate performance factor for 2011 is 110% of target, plus an additional pool of 5% of target to reward employees exhibiting outstanding performance.

Corporate performance factor for the past five years

($)

1                 Additional 5% pool for high performers.

The Compensation Committee made this decision based on its assessment of the company’s performance against the following performance measures.

Financial measures

Our financial measures, while favourable, were reduced by production shortfalls and the UK tax rate increase. Nonetheless, the results for operating cash flow and net income both exceeded performance targets of 20% each. It is recognized that these strong results were largely attributable to favorable oil prices. Our financial measures were also somewhat shielded because our hedging policy provided some protection against a significant decline in oil prices, while leaving us positioned to capture the full price upside.

			Results
	Target	Results	vs Target
Financial Measure	(millions) ($)	($)	(%)
Operating Cash Flow	2,121	2,368	112
Net Income	499	697	140

Safety and environment measures

We delivered strong health and safety performance in 2011. We continued to show ongoing improvement in our key safety and environment performance indicators. For four of six categories, we equaled or achieved our best ever results: total recordable injury frequency, lost time injury frequency, reportable spills and leading indicators for health and safety performance. We also advanced key initiatives during the year including our Life Saving Rules and Distracted Driving Policy.

Despite this success company-wide, we experienced some setbacks, including a contractor fatality in a vehicle accident on a highway in British Columbia. We also recorded more air and water regulatory compliances exceedances from Long Lake than targeted for 2011. We took steps in the second half of 2011 to significantly reduce these incidents and that focus will continue in 2012.

While these setbacks decreased our overall safety and environment performance from what would have been outstanding performance, our 2011 results exceeded our target performance measure of 10%.

Qualitative measures

The following summarizes the qualitative objectives and outcomes for 2011. While we achieved exceptional execution on some initiatives, there were challenges including poor production performance and poor shareholder return. The qualitative results therefore did not meet our target performance of 50%.

Category		2011 Results	Performance Assessment
1. Strategic performance and other key initiatives	•	Advanced growth strategies by sanctioning Golden Eagle, progressing Usan and bringing Blackbird production on stream early and on budget	Exceeded expectations
	•	Implemented corrective action plan at Long Lake focused on higher quality resource
	•	Secured strong, well-capitalized strategic partners for our Long Lake, British Columbia shale gas and Gulf of Mexico ventures
	•	Enhanced financial capacity by disposing of non-core assets, reduced net debt by $547 million and maintained investment grade rating
	•	Did not receive an extension of our contract to operate Yemen Masila block

2. Capital efficiency	•	Delivered capital program of $2.5 billion on budget	Met expectations
	•	Replaced 96% of production on a proved reserves basis at a cost of $34/boe and achieved a recycle ratio of 1.7 times
	•	Increased probable reserves by 175 million boe
	•	Delivered industry-leading drilling program in British Columbia shale gas

3. Operating efficiency	•	Annual production was below guidance due to facility reliability at Buzzard and reservoir performance at Long Lake	Below expectations
	•	Improved plant reliability at Long Lake through operational excellence focus

4. People and talent	•	Retained 99% of key talent	Met expectations
	•	Launched new technical talent and leadership development programs
	•	Employee engagement declined in our annual survey and three executives resigned

5. Shareholder return	•	Annual share performance lagged Canadian and US peers mostly due to Long Lake and Buzzard performance	Below expectations

6. How we do business	•	Continued to be recognized by external parties for safety, environmental, social and governance practices	Exceeded expectations
	•	Returned to the Dow Jones Sustainability Index and Global 100 Most Sustainable Companies listing
	•	Exited the Yemen Masila block in a safe, ethical manner

Long-term incentives

Our 2011 long-term incentives recognized employees for sustained high performance and future potential within Nexen.

The table below illustrates the allocation of awards throughout our employee base. Executives have the highest portion of their total compensation linked to performance and performance-based awards as their decisions have the most impact on our business results. The portion of long-term incentives granted to executives that contain a performance vesting feature was increased from 30% in 2010 to 35% in 2011.

Long-term incentive allocation for 2011

The percentages are based on estimated value of the awards, not the number of awards granted.

Participants	TOPs	STARS	PSUs[1]	RSUs
Executives[2]	65%		35%
Canadian senior manager and above	50%		25%	25%
Non-Canadian senior manager and above		50%	25%	25%
Manager level and below				100%

1                 RSUs with a performance vesting feature.

2                 Includes named executives.

2011 performance vesting

We achieved a total shareholder return of 28th percentile relative to the S&P/TSX Capped Index. Our performance resulted in the vesting of 53% of the 2011 performance TOPs tranche scheduled to vest. The remaining 47% of the tranche was cancelled. See page 68 for the vesting details of the named executives’ performance TOPs.

SHARE PERFORMANCE

From 2007 to 2011, Nexen’s share price underperformed the relative indices. Our share price in 2011 was affected by unplanned maintenance at the Buzzard platform in the UK North Sea and by production from Long Lake wells in poorer areas not meeting expectations.

The following graph shows the change in a $100 investment in Nexen common shares over the past five years (assuming an investment of $100 and the reinvestment of dividends), compared to the S&P/TSX Oil & Gas Exploration & Production Index, the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index as at December 31, 2011. All three indices include Nexen common shares.

Total return index values1

($ millions)

	2006	2007	2008	2009	2010	2011
	($)	($)	($)	($)	($)	($)
Nexen Inc.	100.00	100.31	67.47	79.99	72.96	52.42
S&P/TSX Oil & Gas Explor. & Prod. Index	100.00	110.13	76.23	108.41	122.45	100.38
S&P/TSX Composite Index	100.00	109.83	73.58	99.38	116.87	106.69
S&P/TSX Capped Energy Index	100.00	111.22	71.43	101.10	112.94	96.22

1                 Assuming an investment of $100 and the reinvestment of dividends valued on the last trading day of the year.

Our compensation strategy is designed to pay for performance. Salary levels are not dependent on share performance, they are determined by internal relativity, individual performance and compensation peer group practices.

Annual cash incentive payout is assessed on three performance measures: financial, safety and environment and qualitative. Shareholder return is one of six categories in the qualitative performance measures. A detailed review of the corporate scorecard can be found on pages 60 and 61. The five-year trend in the overall corporate performance factor can be found on page 60.

Long-term incentive value is directly related to share price and the total compensation for named executives has been adversely affected by recent share performance. At the end of 2011, all long-term incentive awards granted since 2005 as part of the annual long-term incentive program had no value, as the market price exceeded the exercise price of the grants.

COST OF MANAGEMENT RATIO1

The following information represents the total compensation cost for five named executives for a three-year period, January 1, 2009 through December 31, 2011, presented as a percentage of market capitalization growth and capital expenditure. The Compensation Committee reviews similar information in their discussion of CEO compensation.

	2011		2010	2009[2]	Total
Total cost ($ millions)[3]	10.6	[4]	23.6	20.9	90.5
Market capitalization growth ($ millions)	(3,429)		(1,202)	2,046	(8,295)
As a % of market capitalization growth	—		—	1.02	—
Capital Expenditures, including acquisitions ($ millions)	2,575		2,724	3,497	15,263
As a % of capital expenditures, including acquisitions	0.41		0.86	0.60	0.59

1                 Cost of Management Ratio is not a defined term under Canadian securities legislation and is not a Canadian GAAP/IFRS measure. As a result, our ratio of compensation as a percentage of market capitalization growth and capital expenditures may not be directly comparable to that of other companies.

2                 Prior to 2011, our financial statements were prepared in accordance with previous Canadian GAAP. In the first quarter of 2011, we adopted IFRS with an effective date as at January 1, 2010 and restated the 2010 financial results to be in accordance with IFRS. Further details regarding our transition to IFRS are included in Note 26 of the Consolidated Financial Statements. As such, amounts prior to 2010 are presented in accordance with previous Canadian GAAP and have not been restated.

3                 See page 64 for total compensation of each named executive.

4                 In 2011, to maintain total cost based on five named executives, Mr. Fox was excluded from the total compensation calculation. He ceased to be an officer on November 18, 2011.

2011 COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

We determine who the next three highest paid officers are after the CEO and CFO by totalling their salary, estimated value of the option and share-based awards, non-equity incentive plan compensation and all other compensation. As Mr. Fox ceased to be an officer in November 2011, we are reporting compensation for six named executives (CEO, CFO and the next four highest paid officers). Titles in this table reflect those held on December 31, 2011.

						Non-Equity Incentive
						Plan Compensation[4]
						($)
							Long-
			Share-Based	Option-Based		Annual	Term	Pension	All Other		Total
Name and		Salary	Awards[1,2]	Awards[1,3]		Incentive	Incentive	Value[5]	Compensation[6]		Compensation
Principal Position	Year	($)	($)	($)		Plans	Plans	($)	($)		($)
Current Named Executives
Kevin J. Reinhart[7]	2011	518,750	160,842	360,280		345,000	—	315,400	276,350		1,976,622
Executive Vice President and CFO	2010	481,667	—	1,542,593		409,000	—	410,100	124,438		2,967,798
	2009	440,000	—	1,459,575		175,000	—	381,300	124,437		2,580,312
James T. Arnold	2011	446,500	101,517	227,546		248,000	—	155,400	54,314		1,233,277
Senior Vice President,	2010	427,500	—	1,134,997		245,000	—	107,100	58,783		1,973,380
Synthetic Crude	2009	375,833	—	1,402,206	[8]	99,000	—	87,300	238,747	[9]	2,203,086
Catherine Hughes[10]	2011	415,000	101,517	227,546		213,000	—	128,400	48,200		1,133,663
Interim Executive Vice President,	2010	400,000	—	998,290		248,000	—	94,100	44,671		1,785,061
International O&G	2009	124,583	—	1,097,372	[11]	43,000	—	5,000	16,505		1,286,460
Former Named Executives
Marvin F. Romanow[12]	2011	1,331,250	507,584	1,137,728		—	—	1,725,400	341,370		5,043,332
President and CEO	2010	1,231,250	—	5,443,035		1,515,000	—	2,379,100	197,483		10,765,868
	2009	1,100,000	—	5,351,775		429,000	—	3,949,300	179,977		11,010,052
Gary H. Nieuwenburg	2011	525,000	143,965	322,356		—	—	192,400	59,461		1,243,182
Executive Vice President, Canada	2010	507,500	—	1,542,593		354,000	—	93,100	56,552		2,553,745
	2009	474,000	—	2,097,225	[13]	156,000	—	624,300	56,551		3,408,076
Matthew J. Fox	2011	497,159	186,157	417,167		—	—	215,400	43,305		1,359,188
Former Executive Vice President, International O&G	2010	393,750	—	3,299,030	[14]	451,000	—	867,000	272,631	[15]	5,283,411

1              All named executives were granted a combination of TOPs and PSUs in 2011. See Long-term Incentives on page 53 for information about changes to our long-term incentives this year, and the timing of the annual grant.

2              We calculate the grant date fair value of PSUs using the Monte Carlo option pricing model. The Monte Carlo model simulates expected returns and estimates the fair value of the award. Management’s consultant provides these values every year. Key assumptions include the current market price of Nexen common shares, exercise price of the option, option term, risk-free interest rate, turnover, dividend yield and share price volatility. The actual value realized will depend on the Nexen share price at the time of vesting and the actual relative performance against a comparator group. There were no amendments to the exercise price of PSUs in 2011. The Monte Carlo compensation value of PSUs differs from the accounting fair value included in our Consolidated Financial Statements. Under IFRS, the awards are expensed over the relevant vesting period and we consider historical forfeiture rates. The Monte Carlo compensation value of PSUs awarded on October 28, 2011 reported in this table is $1,201,582 and the accounting fair value of these same awards is $1,112,258.

3              The fair value of TOPs and STARs is estimated using a Black-Scholes option pricing methodology, which takes into account share performance, market conditions, and other terms and conditions. For those awards that contain a performance vesting condition, we use the Monte Carlo option pricing model to simulate expected returns and estimate the fair value. This is applied to the reward criteria of the performance TOPs and STARs to give an expected value each measurement date. The Black-Scholes compensation value of TOPs differs from the accounting fair value included in our Consolidated Financial Statements. Under IFRS, the awards are expensed over the relevant vesting period with an expected term of 3.14 years rather than the full option term of 5 years, to reflect forfeitures and historical vesting patterns. The Black-Scholes compensation value of TOPs awarded on October 28, 2011 reported in this table is $2,692,623 and the accounting fair value of these same awards is $2,395,554.

4              The annual cash incentive bonus is paid each year based on the named executive’s salary on December 31 of the previous year. We do not have a non-equity long-term incentive plan.

5              The current service cost, minus the amount members are required to contribute to the plan, plus any change in obligations for compensation increases that exceed managerial assumptions.

6              The total value of the perquisites paid to each named executive is less than $50,000 and less than 10% of their annual salary. See the All Other Compensation table on page 72 for details.

7                   Mr. Reinhart was a director of Canexus until February 7, 2011 and was paid the following amounts. These are included in the All Other Compensation table on page 72.

		Canexus notional deferred	Distributions on	Final deferred
	Fees	trust units valued at	trust units	trust unit payment
	($)	($)	($)	($)
2011	7,750	n/a	n/a	210,593
2010	31,000	33,600	14,360	n/a
2009	34,000	25,950	11,290	n/a

8                   Includes:

•                    70,000 TOPs granted to Mr. Arnold when he was hired in February 2009. These have a grant date fair value of $429,156;

•                    100,000 TOPs granted on December 7, 2009. These have a grant date fair value of $973,050.

9                   Mr. Arnold received a $200,000 special bonus when he was hired.

10              Ms. Hughes was hired on September 1, 2009, and became an officer on February 17, 2010. She assumed the role of interim Executive VP, International on November 18, 2011, when Mr. Fox stepped down. She was previously VP, Operational Services, Technology and Human Resources.

11              Includes:

•                    60,000 TOPs granted to Ms. Hughes when she was hired in September 2009. These have a grant date fair value of $367,584;

•                    75,000 TOPs granted on December 7, 2009. These have a grant date fair value of $729,788.

12              Mr. Romanow was a director of Canexus until February 7, 2011 and was paid the following amounts. These are included in the All Other Compensation table on page 72.

		Canexus notional deferred	Distributions on	Final deferred
	Fees	trust units valued at	trust units	trust unit payment
	($)	($)	($)	($)
2011	7,750	n/a	n/a	210,593
2010	31,000	33,600	14,360	n/a
2009	34,000	25,950	11,290	n/a

13              Includes:

•                    50,000 TOPs granted to Mr. Nieuwenburg when he was appointed Executive VP, Canada in May 2009. These have a grant date fair value of $443,040;

•                    170,000 TOPs granted on December 7 ,2009. These have a grant date fair value of $1,654,185.

14              Includes:

•                    170,000 TOPs granted to Mr. Fox when he was hired in April 2010. These have a grant date fair value of $1,666,119;

•                    135,000 TOPs and 58,500 performance TOPs granted on December 6, 2010. These have a grant date fair value of $1,632,911.

15              Mr. Fox received a $250,000 special bonus when he was hired.

Change in pension obligations

The pension value in the Summary Compensation Table is calculated using the current service cost, minus the amounts members are required to contribute to the plan, plus any change in obligations that result from compensation increases that exceed managerial assumptions. The actual change in compensation may be different from the assumed change, and will be different for each named executive from year-to-year.

These values are different from the termination values reported under the Change of Control Agreements on page 74, which disclose additional lump sum pension benefits provided when there is a change of control.

Share ownership at December 31, 2011

The table below shows the share ownership of the named executives at December 31, 2011. Mr. Fox is not included in the table as he ceased to be an officer of the company on November 18, 2011.

	Share Ownership (#)
			Net
	Dec. 31 2010	Dec. 31 2011	Change	Guideline ($)		Actual Value at Risk[1] ($)
Current Named Executives
Reinhart	81,497	101,362	19,865	2.5 x annual salary	1,312,500	3.3 x annual salary	1,643,078
Arnold	16,750	26,420	9,670	2 x annual salary	904,000	1 x annual salary	428,268	[2]
Hughes	8,361	20,756	12,395	1 x annual salary	420,000	0.8 x annual salary	336,455	[3]
Former Named Executives
Romanow	232,018	249,065	17,047	4 x annual salary	5,400,000	3 x annual salary	4,037,344
Nieuwenburg	103,323	120,024	16,701	2.5 x annual salary	1,325,000	3.7 x annual salary	1,945,589

1                  Determined by multiplying the number of shares held by the closing price on the TSX on December 31, 2011 of $16.21 per share.

2                  Has until July 2014 to meet the guideline.

3                  Has until April 2015 to meet the guideline.

INCENTIVE PLAN AWARDS

Due to the timing transition of the annual long-term incentive grant described on page 53, the October 28, 2011 grant only represents half of the intended award. The remaining half was granted on February 17, 2012.

We use the Black-Scholes option pricing model to value our long-term incentive plan awards (TOPs), which is a generally accepted method for measuring this kind of incentive. We use the Monte Carlo option pricing model to value PSUs, provided by management’s consultant. The actual value realized on the exercise or exchange of TOPs and/or vesting of PSUs may be higher or lower depending on our share price at the time of exercise or vesting.

Options outstanding and shares reserved for issue

We limit the annual grants of TOPs to less than 2% of the total outstanding shares (on a non-diluted basis). The total TOPs granted, plus shares reserved for future issue under equity-based compensation programs, will not exceed 10% of our total outstanding shares (on a non-diluted basis). As of December 31, 2011, 11,712,754 TOPs have been exercised for common shares since the plan was introduced in 2004. This represents a dilution of 2.22% relative to the 527,892,635 total shares outstanding as at December 31, 2011.

TOPs plan information as of February 27, 2012

Common Shares	Common Shares	Total Common Shares
Authorized for Issue	Reserved for Future Options	Authorized and Reserved
15,196,307 (2.88%)	10,045,867 (1.90%)	25,242,174 (4.78%)

Incentive plan awards granted in 2011

TOPs granted in 2011 have a term of five years and vest one-third each year for three years, starting one year after the grant date. PSUs granted in 2011 have a term of three years and only vest if specific performance criteria are met. See page 53 for more information. TOPs granted in 2011 represent 0.29% of total outstanding shares.

									Potential Realizable
			% of TOPs						Value at Assumed
			Granted to				% of PSUs		Annual Rates of Share
			Employees				Granted to		Price Appreciation
		TOPs	in Financial	Exercise		PSUs	Employees in	Grant	for 5 Year Term[3]
		Granted	Year	Price[1]		Granted	Financial Year	Value[2]	5%	10%
Name	Grant Date	(#)	(%)	($)	Expiry Date	(#)	(%)	($)	($)	($)
Current Named Executives
Reinhart	Oct. 28, 2011	61,750	3.9%	16.67	Oct. 27, 2016	15,725	4.0%	521,122	573,491	946,290
Arnold	Oct. 28, 2011	39,000	2.5%	16.67	Oct. 27, 2016	9,925	2.5%	329,063	362,084	597,524
Hughes	Oct. 28, 2011	39,000	2.5%	16.67	Oct. 27, 2016	9,925	2.5%	329,063	362,084	597,524
Former Named Executives
Romanow	Oct. 28, 2011	195,000	12.3%	16.67	Oct. 27, 2016	49,625	12.7%	1,645,312	1,810,419	2,987,618
Nieuwenburg	Oct. 28, 2011	55,250	3.5%	16.67	Oct. 27, 2016	14,075	3.6%	466,321	513,220	846,787
Fox	Oct. 28, 2011	71,500	4.5%	16.67	Oct. 27, 2016	18,200	4.7%	603,324	—	—

1                   The closing market price of Nexen common shares on the TSX on October 27, 2011.

2                   Calculated using the Black-Scholes and Monte Carlo option pricing models on the grant date. See notes 2 and 3 on page 64 for details.

3                   Assumes 100% of PSUs vest. See page 53 for performance criteria and calculation.

Annual cash incentives earned, TOPs exercised or exchanged and value vested in 2011

A portion of the TOPs that vested in 2011 were in-the-money at the time of vesting. The value vested in 2011 represents what the named executives could have earned if they had exercised their TOPs as soon as they vested. The actual value they realize will depend on the share price when the named executive chooses to exercise them. At the end of 2011, most of the long-term incentive awards granted since 2005 as part of the annual long-term incentive program had no intrinsic value, as the market price exceeded the exercise price of these grants.

					Non-equity
					Annual Cash Incentive
	TOPs Awards				Plan Compensation
	Exercised or	Value	Vested	Value Vested	Value Earned
	Exchanged	Realized[1]	in 2011	in 2011[2]	in 2011[3]
Name	(#)	($)	(#)	($)	($)
Current Named Executives
Reinhart	—	—	145,716	22,275	345,000
Arnold	15,000	160,200	95,327	227,766	248,000
Hughes	—	—	78,602	—	213,000
Former Named Executives
Romanow	—	—	526,389	131,423	—
Nieuwenburg	—	—	158,916	59,070	—
Fox	—	—	114,242	—	—
Total	15,000	160,200	1,119,192	440,534	806,000

1                 Calculated using the closing market price at the time of the exercise or exchange, minus the exercise price, times the number of TOPs exercised or exchanged.

2                 Calculated using the closing market price at the time of vesting, minus the exercise price, times the number of TOPs vested. Most TOPs awards vesting in 2011 had an exercise price greater than the market price. See the table on page 69 for more information about the exercise price for vested TOPs.

3                 Paid in 2012 for performance in 2011.

Performance TOPs vested in 2011

This table shows the number of performance TOPs and value vested in 2011 for the named executives. Based on performance at the 28th percentile of total shareholder return relative to the S&P/TSX capped index, 53% of the 2011 tranche vested and 47% was cancelled. The vested awards had no value when they vested as the exercise price exceeded the closing price on the TSX on the day of vesting.

			2011 Tranche
			Available	Vested in 2011		Cancelled in 2011
	Date	Granted	for Vesting[1]	Number	Value[2]		Value[2]
Name	Granted	(#)	(#)	(#)	($)	Number (#)	($)
Current Named Executives
Reinhart	Dec. 6, 2010	55,300	18,802	9,966	—	8,836	—
Arnold	Dec. 6, 2010	40,700	13,838	7,335	—	6,503	—
Hughes	Dec. 6, 2010	35,800	12,172	6,452	—	5,720	—
Former Named Executives
Romanow	Dec. 6, 2010	195,000	66,300	35,139	—	31,161	—
Nieuwenburg	Dec. 6, 2010	55,300	18,802	9,966	—	8,836	—
Fox	Dec. 6, 2010	58,500	19,890	10,542	—	9,348	—

1                 Represents 34% of the total grant which vested on December 6, 2011.

2                 Calculated using the closing market price of $15.92 per performance TOP at time of vesting minus the exercise price of $22.13 times the number of TOPs vested or cancelled as defined in the TOPs plan.

TOPs value not realized in 2011

The TOPs granted to the named executives in 2006 expired in 2011 without any value, because the exercise price was higher than the share price at the time of expiry.

	TOPs Awards
	Estimated Grant	Value		Share Price at
	Date Fair Value[1]	Realized	Exercise Price	Time of Expiry[2]
Name	($)	($)	($)	($)
Current Named Executives
Reinhart	728,822	—	31.60	16.08
Arnold	—	—	—	—
Hughes	—	—	—	—
Former Named Executives
Romanow	1,457,645	—	31.60	16.08
Nieuwenburg	911,028	—	31.60	16.08
Fox	—	—	—	—
Total	3,097,495	—

1                 Calculated using a Black-Scholes pricing methodology.

2                 Calculated using the closing market price of Nexen common shares on the TSX on December 2, 2011 (the day before the TOPs expired).

Outstanding incentive plan awards

The table below shows the outstanding incentive plan awards held by the named executives at December 31, 2011. If the exercise price was higher than the market value per share at December 31, 2011, no value is indicated.

		Option-Based Awards									Share-Based Awards[1]
						Vested and Unvested TOPs/		Vested TOPs/PTOPs			Unvested PSUs
						PTOPs at Dec. 31, 2011[2,3]		at Dec. 31, 2011[2,3]			at Dec. 31, 2011[4]
						Number of
						Securities	Value of
						Underlying	Unexercised
			Exercise			Unexercised	TOPs/
	Date	Expiry	Price	Granted[5]		TOPs/PTOPs	PTOPs[6]	Number		Value[6]	Number	Value[7]
Name	Granted	Date	($)	(#)		(#)	($)	(#)		($)	(#)	($)
Current Named Executives
Reinhart	Dec 3, 2007	Dec 2, 2012	28.39	80,000		80,000	—	80,000		—	—	—
	Dec 8, 2008	Dec 7, 2013	19.36	80,000		80,000	—	80,000		—	—	—
	Jan 2, 2009	Jan 1, 2014	21.45	50,000		50,000	—	33,500		—	—	—
	Dec 7, 2009	Dec 6, 2014	24.95	150,000		150,000	—	100,500		—	—	—
	Dec 6, 2010	Dec 5, 2015	22.13	182,800	[8]	182,800	—	53,316	[9]	—	—	—
	Oct 28, 2011	Oct 27, 2016	16.67	61,750		61,750	—	—		—	—	—
	Oct 28, 2011			15,725		—	—	—		—	15,725	244,052
Total				620,275		604,550	—	347,316		—	15,725	244,052
Arnold	Feb 23, 2009	Feb 22, 2014	15.72	70,000		70,000	34,300	31,900		15,631	—	—
	Dec 7, 2009	Dec 6, 2014	24.95	100,000		100,000	—	67,000		—	—	—
	Dec 6, 2010	Dec 5, 2015	22.13	134,500	[8]	134,500	—	39,227	[9]	—	—	—
	Oct 28, 2011	Oct 27, 2016	16.67	39,000		39,000	—	—		—	—	—
	Oct 28, 2011			9,925		—	—	—		—	9,925	154,036
Total				353,425		343,500	34,300	138,127		15,631	9,925	154,036
Hughes	Sep 4, 2009	Sep 3, 2014	21.88	60,000		60,000	—	40,200		—	—	—
	Dec 7, 2009	Dec 6, 2014	24.95	75,000		75,000	—	50,250		—	—	—
	Dec 6, 2010	Dec 5, 2015	22.13	118,300	[8]	118,300	—	34,502	[9]	—	—	—
	Oct 28, 2011	Oct 27, 2016	16.67	39,000		39,000	—	—		—	—	—
	Oct 28, 2011			9,925		—	—	—		—	9,925	154,036
Total				302,225		292,300	—	124,952		—	9,925	154,036
Former Named Executives
Romanow	Dec 3, 2007	Dec 2, 2012	28.39	180,000		180,000	—	180,000		—	—	—
	Dec 8, 2008	Dec 7, 2013	19.36	180,000		180,000	—	180,000		—	—	—
	Jan 2, 2009	Jan 1, 2014	21.45	295,000		295,000	—	197,650		—	—	—
	Dec 7, 2009	Dec 6, 2014	24.95	550,000		550,000	—	368,500		—	—	—
	Dec 6, 2010	Dec 5, 2015	22.13	645,000	[8]	645,000	—	188,139	[9]	—	—	—
	Oct 28, 2011	Oct 27, 2016	16.67	195,000		195,000	—	—		—	—	—
	Oct 28, 2011			49,625		—	—	—		—	49,625	770,180
Total				2,094,625		2,045,000	—	1,114,289		—	49,625	770,180
Nieuwenburg	Dec 3, 2007	Dec 2, 2012	28.39	100,000		100,000	—	100,000		—	—	—
	Dec 8, 2008	Dec 7, 2013	19.36	100,000		100,000	—	100,000		—	—	—
	May 1, 2009	Apr 30, 2014	22.72	50,000		50,000	—	33,500		—	—	—
	Dec 7, 2009	Dec 6, 2014	24.95	170,000		170,000	—	113,900		—	—	—
	Dec 6, 2010	Dec 5, 2015	22.13	182,800	[8]	182,800	—	53,316	[9]	—	—	—
	Oct 28, 2011	Oct 27, 2016	16.67	55,250		55,250	—	—		—	—	—
	Oct 28, 2011			14,075		—	—	—		—	14,075	218,444
Total				672,125		658,050	—	400,716		—	14,075	218,444
Fox	Apr 1, 2010	Mar 31, 2015	25.13	170,000		170,000	—	57,800		—	—	—
	Dec 6, 2010	Dec 5, 2015	22.13	193,500	[8]	193,500	—	56,442	[9]	—	—	—
	Oct 28, 2011	Oct 27, 2016	16.67	71,500		71,500	—	—		—	—	—
	Oct 28, 2011			18,200		—	—	—		—	18,200	282,464
Total				453,200		435,000	—	114,242		—	18,200	282,464

1	Only unvested PSUs are shown, as PSUs are paid out automatically upon vesting.
2	Does not include grants that have been fully exercised.
3	The value of unvested TOPs and performance TOPs can be confirmed in the table on page 75.
4	PSUs have a three year term, vesting one third each year (subject to performance vesting). The base price of $16.67 has no effect on the ultimate value of a PSU.
5	One Nexen common share is issued for each TOP exercised and for each performance TOP exercised (assuming 100% vesting).
6

The difference between the closing market price of Nexen common shares on the TSX on December 31, 2011 ($16.21 per share) and the exercise price of TOPs, times the number of TOPs outstanding. The value is zero when the exercise price is higher than the market value per share.

7

Calculated as though 100% vested on December 31, 2011, at a value of $15.52 (the weighted average closing market price of Nexen common shares on the TSX for the 20 consecutive trading days immediately before December 31, 2011).

8	Approximately 30% of the number granted are performance TOPs.
9	47% of the first tranche were cancelled because they did not meet the criteria for performance vesting. See Performance-based Vesting on page 53 for more information.

PENSION PLAN BENEFITS

During 2011, all named executives were members of Nexen’s registered defined benefit pension plan and executive benefit plan, and accrued a pension benefit at a 2% accrual rate. Executives must contribute 5% of their pensionable earnings up to an allowable maximum under the Canadian Income Tax Act. See pages 55 and 56 for additional details about our pension plans.

Pension value earned and benefit obligation changes in 2011

Our reported values use assumptions and methods that are the same as those used to calculate pension obligations and the related annual expense disclosed in our Consolidated Financial Statements. As the assumptions reflect our best estimate of future events and may be subject to change in the future, our reported values may not be directly comparable to similar pension liability values disclosed by other companies.

The board must approve additional past service credits or accelerated service credits. An accelerated service credit of five years was provided to Mr. Fox upon his date of hire on April 1, 2010 as part of a competitive offering to attract a mid-career senior executive from another organization in our sector. The notes to the following table show additional past service credits authorized by the board for the named executives who participate in the Canadian defined benefit pension plan and the executive benefit plan.

No benefit payments were made to the named executives in the last fiscal year.

Defined benefit plan table

					Opening
					Present Value of			Closing Present
	Number of		Annual Benefits Payable		Defined Benefit	Compensatory	Non-Compensatory	Value of Defined
	Years of		At Year End[1]	At Age 65[2]	Obligation	Change[3]	Change[4]	Benefit Obligation
Name	Credited Service		($)	($)	($)	($)	($)	($)
Current Named Executives
Reinhart	17.33		211,634	368,257	2,872,000	315,400	585,600	3,773,000
Arnold	2.92	[5]	30,204	163,103	282,000	155,400	103,600	541,000
Hughes	2.08	[6]	19,721	168,812	140,000	128,400	78,600	347,000
Former Named Executives
Romanow	24.5	[7,8]	893,168	1,215,588	14,409,000	1,725,400	3,050,600	19,185,000
Nieuwenburg	7.00	[9]	186,693	358,574	2,753,000	192,400	590,600	3,536,000
Fox	6.33	[10]	64,365	—	1,046,000	215,400	(506,400)	755,000
Total			1,405,785	2,274,334	21,502,000	2,732,400	3,902,600	28,137,000

1	Benefits accrued under the defined benefit and executive benefit plans as of December 31, 2011.
2	Based on projected years of credited service at a 2% accrual rate to age 65, and actual pensionable earnings used to calculate the benefit amount in the previous column.
3

The 2011 current service cost, minus required member contributions to the plan, plus changes in compensation that exceed managerial assumptions. The valuation method and significant assumptions used are provided in note 16 of our 2011 Consolidated Financial Statements.

4	The impact of interest on last year’s obligations, changes in discount rates used to measure the obligations, and the impact of changes in assumptions and employee demographics.
5	Mr. Arnold joined the defined benefit pension plan on February 1, 2009.
6	Ms. Hughes joined the defined benefit pension plan on December 1, 2009.
7	The board granted 10 years of additional past service credits to Mr. Romanow when he was appointed Executive Vice President in 2001, to reflect his new role.
8

Mr. Romanow joined the defined benefit pension plan after 7.25 years in the defined contribution pension plan. A pension benefit reflecting his base salary will be based on his 24.50 years of defined benefit pension plan service. A pension benefit reflecting his pensionable bonus will be based on 31.75 years of service, which includes the 7.25 years of defined contribution service.

9

Mr. Nieuwenburg joined the defined benefit pension plan after 23.58 years in the defined contribution pension plan. A pension benefit reflecting his base salary will be based on his seven years of defined benefit pension plan service. A pension benefit reflecting his pensionable bonus will be based on his 30.58 years of service, which includes the 23.58 years of defined contribution service.

10

Mr. Fox joined the defined benefit pension plan on July 1, 2010. He was provided with an accelerated service credit of five years on his date of hire. Mr. Fox ceased to be an officer on November 18, 2011.

The information in the following table is a supplement to the previous table. The calculations use each of the named executive’s reported final average earnings, and are based on the:

•                  average base salary for the 36 highest-paid consecutive months during the 10 years up to December 31, 2011; plus

•                  annual cash incentive payments at the lesser of the target bonus or actual bonus paid, averaged over the final three years of participation up to December 31, 2011.

							Estimated Annual
	Years of Credited Service				Accrued Annual Pension Benefit		Pension Benefit at Age 60[1]
				Final	Under the	Under the	Under the	Under the
				Average	Defined Benefit	Executive	Defined Benefit	Executive
	Up to	From		Earnings	Pension Plan	Benefit Plan	Pension Plan	Benefit Plan
Name	Dec 31, 2004	Jan 1, 2005	Total	($)	($)	($)	($)	($)
Current Named Executives
Reinhart	10.33	7.00	17.33	679,472	44,238	167,396	63,520	237,613
Arnold	—	2.92	2.92	526,014	7,444	22,760	28,452	82,872
Hughes	—	2.08	2.08	481,533	5,317	14,404	33,966	87,516
Former Named Executives
Romanow	17.50	7.00	24.50	1,868,333	37,007	856,161	48,081	981,496
Nieuwenburg	—	7.00	7.00	719,467	17,866	168,827	37,274	250,177
Fox[2]	—	6.33	6.33	651,875	—	64,365	—	—

1

Based on projected years of credited service at a 2% accrual rate at age 60, and the actual pensionable earnings used to calculate the accrued annual pension benefit values shown in the table. Age 60 is the earliest age an individual can receive full retirement benefits.

2	Mr. Fox ceased to be an officer on November 18, 2011.

Defined contribution plan table

The table below shows the value of accumulated pension assets in the registered defined contribution pension plan for each of the participating named executives. All benefits under this plan have been funded.

The two named executives were entitled to benefits under this registered plan before being appointed to senior executive positions at Nexen. They have no entitlements under any supplemental defined contribution pension plan arrangement and there are no above-market or preferential earnings provisions.

Mr. Romanow joined the defined benefit pension plan in 1997, after 7.25 years in the defined contribution pension plan. Mr. Nieuwenburg joined the defined benefit pension plan in 2005, after 23.58 years in the defined contribution pension plan. Neither of the named executives have contributed to the defined contribution plan, or received benefits provided by the company, since that time.

	Accumulated Value at		Accumulated Value at
	January 1, 2011	Compensatory	December 31, 2011
Name	($)	($)	($)
Romanow	459,218	—	429,664
Nieuwenburg	592,820	—	540,391

ALL OTHER COMPENSATION

The total value of the perquisites paid to each of the named executives was less than $50,000 and less than 10% of their annual salary in 2011. Some perquisites are reported as the maximum reimbursable amount available to the named executives, which is often higher than what the named executive actually claimed in the year. Unless indicated otherwise, these are not available to the broader employee population.

	Perquisites			Other Compensation
				Life
	Car	Other		Insurance	Savings Plan	Other			Total All Other
	Allowance	Perquisites[1]	Total	Premiums[2]	Contributions	Compensation		Total	Compensation
Name	($)	($)	($)	($)	($)	($)		($)	($)
Current Named Executives
Reinhart	19,200	7,100	26,300	582	31,125	218,343	[3]	250,050	276,350
Arnold	19,200	7,100	26,300	1,224	26,790	—		28,014	54,314
Hughes	19,200	7,100	26,300	1,140	20,760	—		21,900	48,200
Former Named Executives
Romanow	31,200	10,500	41,700	1,452	79,875	218,343	[3]	299,670	341,370
Nieuwenburg	19,200	7,100	26,300	1,661	31,500	—		33,161	59,461
Fox	17,600	7,100	24,700	1,399	17,206	—		18,605	43,305

1	Maximum reimbursement amount for financial counseling, luncheon club membership, medical exam, security monitoring and the CEO’s maximum reimbursement amount for a golf club membership.
2	Made available to all employees.
3	Includes fees of $7,750 and a final payment of Canexus’ deferred trust units equivalent to $210,593.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Depending on the conditions of termination, we treat executives and employees as follows:

Event	Action

Resignation	• All salary and benefit programs cease
• Annual cash incentive is not paid
• Vested TOPs/performance TOPs/STARs/performance STARs must be exercised within 90 days
• RSUs/PSUs and dividend equivalents expire if not vested within 90 days
• Pension paid as a commuted value or deferred benefit

Retirement	• Salary and benefit coverages cease except for a $5,000 life insurance policy
• Monthly benefit to cover the cost of provincial health care premium continues in certain jurisdictions
• Annual cash incentive paid on a pro-rata basis
• Vested TOPs/performance TOPs/STARs/performance STARs must be exercised within 18 months
• RSUs/PSUs and dividend equivalents expire if not vested within 90 days
• Pension paid as a monthly benefit (if in defined benefit pension plan)

Death	• All salary and benefit programs cease except for a one-year benefit coverage for surviving dependants and payout of any applicable insurance benefits
• Annual cash incentive paid on a pro-rata basis
• Vested TOPs/performance TOPs/STARs/performance STARs must be exercised within 18 months
• RSUs/PSUs and dividend equivalents expire if not vested within 90 days
• Pension benefits distributed to surviving spouse or to a designated beneficiary in the event of no spouse

Termination without cause	• All salary and benefit programs cease
• Vested TOPs/performance TOPs/STARs/performance STARs must be exercised within 90 days
• RSUs/PSUs and dividend equivalents expire if not vested within 90 days
• Pension paid as a commuted value or deferred benefit
• Severance provided on an individual basis reflecting service, age and salary level

Termination for cause	• All salary and benefit programs cease
• Annual cash incentive is not paid
• Vested TOPs/performance TOPs/STARs/performance STARs must be exercised on termination
• RSUs/PSUs expire immediately including dividend equivalents
• Pension paid as a commuted value or deferred benefit

Employment service contracts

We do not have employment service contracts with the named executives or other employees.

Payments on resignation

The named executives do not receive any additional payments when they resign.

The table below shows what they would have received if they had resigned as of December 31, 2011:

•                  the lump sum value of pension benefits accrued under the defined benefit pension plan and executive benefit plan; and,

•                  the value of vested TOPs.

If the executive is over the age of 55 and has at least 10 years of Nexen service, he or she is deemed to have retired and cannot receive the pension benefit in a lump sum.

			Value of Vested
		Pension	Long-Term Awards[1,2]	Total
Name	Termination Scenario	($)	($)	($)
Current Named Executives
Reinhart	Resignation	3,434,000	—	3,434,000
Arnold	Resignation	472,000	15,631	487,631
Hughes	Resignation	279,000	—	279,000
Former Named Executives
Romanow[3]	Deemed Retirement	n/a	—	—
Nieuwenburg	Resignation	2,926,000	—	2,926,000
Fox[4]	n/a	n/a	n/a	n/a

1	Does not include unvested TOPs, which will vest over 18 months for deemed retirement, or over 90 days for resignation.
2	For TOPs: the difference between the closing market price of a Nexen common share on the TSX at year end ($16.21) and the TOPs exercise price, times the number of vested TOPs.
For PSUs: the closing market price of a Nexen common share on the TSX at year end ($16.21) times the number of vested PSUs.
3	Mr. Romanow is not eligible to receive the pension benefit in a lump sum as he was over the age of 55 and had at least 10 years of Nexen service upon his departure on January 9, 2012.
4	Mr. Fox ceased to be an officer on November 18, 2011.

The nature of our time-vested TOPs ensures that retiring executives maintain a significant equity interest for at least 12 months (last vesting period) after departure. This acts as a holding period beyond retirement.

Change of control agreements

We have change of control agreements with each of the named executive and other key executives. Under the agreements, a change of control is any acquisition of common shares or other securities that carries the right to cast more than 35% of the common share votes. Generally, it is any event that results in a person or group exercising effective control of Nexen.

The agreements help us retain our executives, protect them from loss of employment caused by a change of control, and treat them in a fair and equitable way. There are no restrictions on future employment or non-compete clauses in the agreements, which is consistent with industry standards for executives in similar circumstances. Once a year, the Compensation Committee reviews the estimated payments upon a change of control, including the termination value of pension benefits due under the defined benefit pension plan and executive benefit plan.

If the named executives are terminated following a change of control, they are entitled to salary, target bonus and other compensatory benefits for the severance period specified below.

Mr. Romanow’s change of control agreement was amended in January 2009 when he was appointed President and CEO. Had a change of control and subsequent termination of employment occurred prior to December 31, 2011, or otherwise during the term of his employment after such amendment, he would have been deemed to have retired with a pension that would begin at the end of the severance period in the table below, without an early retirement reduction.

	Severance Period on Change of Control
	(months)
		On Resignation
	If Terminated	(within 12 months of
	(within 12 months	change of control, and if CEO
Name	of change of control)	has remained an employee)
Current Named Executives
Reinhart	24	—
Arnold	24	—
Hughes	24	—
Former Named Executives
Romanow	36	30
Nieuwenburg	24	—
Fox[1]	n/a	—

1 Mr. Fox ceased to be an officer on November 18, 2011.

Estimated incremental payment on change of control

The table below outlines the estimated incremental payments the named executives would be entitled to if there had been a change of control and a subsequent termination of employment on December 31, 2011. Under the agreements:

•	bonuses are paid at target for the full severance period;
•	a benefits uplift, equal to 13% of salary, is provided in lieu of medical, dental and life insurance coverage;
•

executives are paid for other employee benefits and perquisites, including a car allowance and savings plan contributions during the severance period, and an allowance for financial counselling, security monitoring and career transition services;

•	an incremental pension benefit relating to their salary, service and annual incentive targets is payable over the severance period; and
•	all issued but unvested TOPs and performance TOPs automatically vest.

The pension value in the table is the lump sum payout based on the named executive’s change of control agreement. Benefits payable under the registered defined benefit pension plan are funded from the pension trust and payable in the form of a monthly pension benefit if the named executive is 55 or older. If under 55, the benefit payable is either a deferred pension or a lump sum distribution, at the named executive’s choice.

This amount does not include any termination benefits that would be payable under the registered defined benefit pension plan and executive benefit plan if the named executive retired or was terminated without being triggered by a change of control.

As no change of control occurred on or prior to December 31, 2011, or otherwise during the terms of their employment, and Mr. Romanow and Mr. Nieuwenburg left Nexen on January 9, 2012, they are not eligible for any incremental payments resulting from a change of control.

						Additional	Accelerated
			Bonus		Other	Lump Sum	Long-term	Total
	Severance		Target	Benefits	Employee	Value of	Award	Incremental
	Period	Salary	Value	Uplift	Benefits	Pension[1]	Value[2]	Obligation
Name	(# of months)	($)	($)	($)	($)	($)	($)	($)
Current Named Executives
Reinhart	24	1,050,000	630,000	136,500	139,300	2,945,000	244,052	5,144,852
Arnold	24	904,000	452,000	117,520	130,540	953,000	165,355	2,722,415
Hughes	24	840,000	420,000	109,200	126,700	814,000	154,036	2,463,936
Former Named Executives
Romanow[3]	—	—	—	—	—	—	—	—
Nieuwenburg[3]	—	—	—	—	—	—	—	—
Fox[4]	—	—	—	—	—	—	—	—
Total		2,794,000	1,502,000	363,220	396,540	4,712,000	563,443	10,331,203

1                 Does not include regular termination pension values, which you will find on page 73 under Payments on Resignation.

2                 TOPs that automatically vest on a change of control are calculated by multiplying number of TOPs with accelerated vesting by the closing market price of a Nexen common share on the TSX on December 31, 2011 ($16.21 per share), minus the exercise price. PSUs that automatically vest on a change of control are calculated by multiplying the number of PSUs with accelerated vesting by the weighted average closing market price of a Nexen common share on the TSX for the 20 consecutive trading days immediately before December 31, 2011 ($15.52 per share). This amount is not in addition to the value that appears in the vesting provision section under Payments on Resignation on page 73.

3                 Mr. Romanow and Mr. Nieuwenburg ceased to be officers on January 9, 2012. Accordingly, since no incremental payments, payables and benefits are triggered by or result from this scenario, such information is not applicable.

4                 Mr. Fox ceased to be an officer on November 18, 2011.

OTHER INFORMATION

DIRECTOR AND OFFICER LIABILITY INSURANCE

Nexen indemnifies directors and officers to the full extent permitted by law. We maintain a director and officer liability insurance policy. The policy covers costs to defend and settle claims against Nexen’s directors and officers and certain named officers to an annual limit of US$200 million. It includes a US$12.5 million deductible for an indemnifiable occurrence and no deductible for a non-indemnifiable occurrence. The cost of coverage for 2011 was approximately US$919,000. Directors and officers do not pay premiums and no indemnity claims were made or paid in 2011.

OTHER OFFICERS

•                  Kevin Reinhart, interim President and CEO

•                  Una Power, interim Chief Financial Officer

•                  Catherine Hughes, Executive Vice President, International Oil and Gas

•                  James Arnold, Senior Vice President, Oil Sands

•                  Ron Bailey, Senior Vice President, Canada

•                  Alan O’Brien, Senior Vice President, General Counsel and Secretary

•                  Kim McKenzie, Vice President and Chief Information Officer

•                  Kevin McLachlan, Vice President, Global Exploration

•                  Quinn Wilson, Vice President, Human Resources and Corporate Services

•                  Brendon Muller, Controller and Vice President, Insurance

•                  J. Michael Backus, Treasurer

•                  Rick Beingessner, Assistant Secretary

•                  James Cummings, Assistant Secretary

DIRECTOR AND OFFICER FIDUCIARY INSURANCE

Nexen maintains a fiduciary liability insurance policy. It covers costs to defend and settle claims against Nexen, our directors, officers and employees for breach of fiduciary duty related to company-sponsored plans, such as pension and savings plans. The policy has an annual limit of US$25 million with a US$2.5 million deductible for an indemnifiable occurrence and no deductible for a non-indemnifiable occurrence. The cost of coverage for 2011 was approximately US$26,220. Directors, officers and employees do not pay premiums and no claims were made or paid in 2011.

LOANS TO DIRECTORS AND OFFICERS

As set out in the corporate governance policy, we do not make loans to our directors and officers. Therefore, no loans are outstanding from Nexen to our directors or officers. You can find the corporate governance policy online at www.nexeninc.com.

SHARE SPLITS

All exercise prices and numbers granted have been adjusted to account for the May 2007 two-for-one share split.

SCHEDULE A

Board Mandate

Nexen’s board of directors has the oversight responsibility and specific duties described below. In addition, individual directors have the responsibility and specific duties set out in the individual director mandate and any other mandate or position description that applies to them.

Composition

The board will be comprised of between 3 and 15 directors, as determined by the board. At least two-thirds of the board members will be independent under the categorical standards for director independence (categorical standards) adopted by the board and applicable law.

All board members will have the skills and abilities appropriate to their appointment as directors. It is recognized that the right mix of experiences, competencies and attributes will ensure that the board will carry out its duties and responsibilities in the most effective manner.

Except as set out in the by-laws, board members will be elected at the annual meeting of shareholders each year and will serve until their successors are duly appointed or elected.

Responsibility

The board is responsible for the stewardship of Nexen, providing independent, effective leadership to supervise the management of Nexen’s business and affairs to grow value responsibly, in a profitable and sustainable manner.

Specific duties

The board will:

Leadership

1.               Provide leadership and vision to supervise the management of Nexen in the best interests of the corporation including its shareholders and other stakeholders.

2.               Provide leadership in setting the mission, vision, principles, values, strategic plan and annual operating plan of Nexen, in conjunction with the CEO.

CEO

3.               Select, appoint, evaluate, compensate and, if necessary, replace the CEO.

4.               Receive recommendations on appropriate or required CEO competencies and skills from the Compensation Committee.

5.               Approve or develop the corporate objectives that the CEO is responsible for meeting and assess the CEO against those objectives.

Succession and compensation

6.               Implement a succession plan, including appointing, training and monitoring the performance of senior management.

7.               With the advice of the Compensation Committee, approve the compensation of senior management and approve appropriate compensation programs for Nexen’s employees.

Sustainable business practices:

Social responsibility, ethics and integrity, health, safety and environment

8.               With the HSE & SR Committee, provide leadership to Nexen in support of its commitment to sustainable business practices.

9.               Foster ethical and responsible decision making by management.

10.         Set the ethical tone for Nexen and its management.

11.         Take all reasonable steps to satisfy itself of the integrity of the CEO and management and satisfy itself that the CEO and management create a culture of sustainable business practices throughout the organization.

12.         At the recommendation of the Governance Committee and the Audit Committee, approve compliance programs and How We Work: Our Integrity Guide (the Integrity Guide), which constitutes our code of ethics.

13.         Monitor compliance with our Integrity Guide. Decline or grant and provide for appropriate disclosure of any waivers of the Integrity Guide for officers and directors.

14.         With the Audit Committee and the board chair, respond to potential conflict of interest situations.

Governance

15.         With the Governance Committee, develop Nexen’s approach to corporate governance, including adopting a corporate governance policy that sets out the principles and guidelines applicable to Nexen.

16.         Once or more annually, as the Governance Committee decides, receive for consideration that Committee’s evaluation and any recommended changes, together with the evaluation and any further recommended changes of another board committee, if relevant, to each of the following:

•                  corporate governance policy;

•                  categorical standards;

•                  board mandate;

•                  individual director mandate (which will set out the expectations and responsibilities of directors);

•                  board chair position description;

•                  committee chair position description;

•                  Audit Committee mandate;

•                  Compensation Committee mandate;

•                  Governance Committee mandate;

•                  Finance Committee mandate;

•                  HSE & SR Committee mandate;

•                  Reserves Review Committee mandate;

•                  CEO position description;

•                  CFO position description; and

•                  Secretary position description.

17.         With the Governance Committee, take all reasonable steps to satisfy itself that Nexen’s governance practices and policies are appropriately disclosed.

18.         At the recommendation of the Governance Committee, annually determine those individual directors proposed to be nominated for election at the next annual general meeting of shareholders.

19.         At the recommendation of the Governance Committee, annually determine those individual directors to be designated as independent under the categorical standards and take all reasonable steps to satisfy itself that appropriate disclosures are made.

20.         At the recommendation of the Governance Committee, annually determine those individual directors to be designated as audit committee financial experts under applicable law and take all reasonable steps to satisfy itself that appropriate disclosures are made.

21.         At the recommendation of the Governance Committee, approve and/or review any changes to Nexen’s policy on attendance and material change in employment or health status of individual directors as outlined in the corporate governance policy.

22.         At the recommendation of the Governance Committee, review the circumstances of any director’s material change in employment or health status and determine the appropriate action to be taken.

23.         At the recommendation of the Governance Committee, review and determine whether it is appropriate to accept any director resignation submitted as a result of a failure to receive a majority vote at the AGM according to Nexen’s by-laws.

24.         Review the report of the Governance Committee on the circumstances that prevented a director from achieving the minimum attendance level and determine the appropriate action to be taken.

Communications, disclosure and compliance

25.         Adopt an external communications policy for Nexen that addresses disclosure matters.

26.         At least annually review the external communications policy and consider any recommended changes.

27.         Establish policies and procedures which provide for Nexen’s compliance with applicable law, including timely disclosure of relevant corporate information and regulatory reporting.

28.         Adopt measures for receiving feedback from stakeholders and provide for appropriate disclosure of the measures as may be required by law or regulation.

Board chair

29.         At the recommendation of the independent directors of the board, annually appoint an independent director as the board chair.

Committees

30.         Appoint an Audit Committee comprised of all independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to (i) the integrity of annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; (iv) the system of internal accounting and financial reporting controls that management has established; (v) performance of the internal and external audit process and of the independent auditor; and, (vi) implementation and effectiveness of the Integrity Guide, which constitutes our code of ethics and the compliance programs.

31.         Appoint a Compensation Committee comprised of all independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to (i) key compensation and human resources policies; (ii) CEO compensation; (iii) executive management compensation; (iv) board of directors compensation; and (v) executive management succession and development.

32.         Appoint a Governance Committee comprised of all independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to (i) the development and implementation of principles and systems for the management of corporate governance; (ii) identifying qualified candidates and recommending nominees for director and board committee appointments; and, (iii) evaluations of the board, board committees, all individual directors, the board chair and committee chairs, all with a view to ensuring Nexen is “leading edge” in implementing best-in-class corporate governance relevant to an organization of Nexen’s size and complexity.

33.         In the board’s discretion, appoint a Finance Committee comprised of a majority of independent directors with the responsibility to assist the Audit Committee and the board in fulfilling their oversight responsibilities with respect to (i) financial policies and strategies including capital structure; (ii) financial risk management practices; (iii) pension matters; and, (iv) transactions or circumstances which could materially affect the financial profile of Nexen.

34.         Appoint a Reserves Committee comprised of a majority of independent directors with the responsibility to assist the Audit Committee and the board in fulfilling their oversight responsibilities with respect to the annual review of Nexen’s oil and gas reserves and disclosure of reserves data and related oil and gas activities.

35.         In the board’s discretion, appoint an HSE & SR Committee comprised of a majority of independent directors with the responsibility to assist the board in fulfilling its oversight with respect to due diligence in the development and implementation of leading health, safety, environmental and social responsibility systems and culture relevant to an organization of Nexen’s size and complexity.

36.         In the board’s discretion, appoint any other board committees that the board decides are needed and delegate to those board committees any appropriate powers of the board.

37.         At the recommendation of the Governance Committee, annually appoint the chair of each board committee.

38.         Review the report of the Governance Committee on the assessment of board committee composition, and annually appoint board committees that promote a knowledgeable and informed board which demonstrates an adequate understanding of relevant matters.

Delegations and approval authorities

39.         Annually delegate approval authorities to the CEO and review and revise them as appropriate.

40.         Consider and, in the board’s discretion, approve financial commitments in excess of delegated approval authorities.

41.         In the board’s discretion, annually delegate to the board chair the authority to grant pre-approvals for certain authorizations for expenditures (AFE) to initiate or complete time-sensitive projects provided that those pre-approvals are presented in writing to be ratified by the board at the next regularly scheduled meeting. The board chair’s pre-approval authority is limited to new or additional AFE amounts that (i) exceed the CEO’s approval authority limit; (ii) are less than $75 million; and, (iii) are within approved strategies.

42.         Review and, at the recommendation of the Audit Committee, approve the annual results, financial statements, MD&A, annual information form and annual report filed with, or furnished to, the applicable securities regulators prior to filing them and making any public announcement of financial results for the periods covered.

43.         In the board’s discretion, annually delegate to the Audit Committee the authority to approve or recommend to the board for consideration the quarterly results, financial statements, MD&A, quarterly reports and all earnings news releases prior to filing them with or furnishing them to the applicable securities regulators and prior to any public announcement of financial results for the periods covered.

44.         Consider and, in the board’s discretion, approve any matters recommended by the board committees.

45.         Consider and, in the board’s discretion, approve any matters proposed by management.

Strategy

46.         Approve the development of strategic direction.

47.         Adopt a strategic planning process and, at least annually, approve a strategic plan for Nexen to maximize shareholder value consistent with sustainable business practices that takes into account, among other things, the opportunities and risks of Nexen’s business.

48.         Monitor Nexen’s performance in light of the approved strategic plan.

Annual operating plan

49.         At least annually, approve an annual operating plan for Nexen, the financing of which has been recommended by the Finance Committee, including business plans, operational requirements, organizational structure, staffing and budgets that support the strategic plan.

50.         Monitor Nexen’s performance in light of the approved annual operating plan.

Risk management

51.         Ensure policies and procedures are in place to: identify Nexen’s principal business risks and opportunities; address what risks are acceptable to Nexen; and, ensure that appropriate systems are in place to manage the risks.

52.         Ensure policies and procedures designed to maintain the integrity of Nexen’s disclosure controls and procedures are in place.

53.         Ensure policies and procedures designed to maintain the integrity of Nexen’s internal control over financial reporting are in place.

54.         Ensure policies and procedures designed to maintain appropriate auditing and accounting principles and practices are in place.

Orientation/education

55.         With the Governance Committee, oversee the development and implementation of the director orientation program.

56.         With the Governance Committee, oversee the development and implementation of the ongoing director education program.

Board performance

57.         Oversee the process of the Governance Committee’s evaluation of the performance and effectiveness of the board, board committees, all individual directors, the board chair and committee chairs.

58.         Participate in a regular evaluation of board performance by the Governance Committee.

59.         Receive and consider a report and recommendations from the Governance Committee on the results of the evaluation of the performance and effectiveness of the board, board committees, all individual directors, the board chair and committee chairs.

Board meetings

60.         Receive a report from the President at each regularly scheduled meeting on the current matters relevant to Nexen.

61.         Meet at least five times annually and as many additional times as needed to carry out its duties effectively. The board may, on occasion and in appropriate circumstances, hold a meeting by telephone conference call.

62.         Meet in separate, non-management, in camera sessions at each regularly scheduled meeting.

63.         Regularly meet in separate, independent and non-management in camera sessions via meetings of the fully independent committees.

64.         Meet in separate, non-management, closed sessions with any internal personnel or outside advisors, as needed or appropriate.

Advisors/resources

65.         Retain, oversee, compensate and terminate independent advisors who assist the board in its activities.

66.         Receive adequate funding from Nexen for independent advisors and ordinary administrative expenses that are needed or appropriate for the board to carry out its duties.

Other

67.         To honour the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this mandate is delegated to the Secretary, who will report any amendments to the Governance Committee at its next meeting.

68.         Once or more annually, as the Governance Committee decides, this mandate will be fully evaluated and updates recommended to the board for consideration.

SCHEDULE B

Compliance with Form 58-101F1:

Corporate governance disclosure

Board of directors

Independent directors

See page 24 for information on the 12 board members who are independent under our categorical standards.

Directors who are not independent

Kevin Reinhart is not independent as he is our interim President and CEO. Our categorical standards (on our website at www.nexeninc.com), require analysis of the nature and significance of relationships between the directors and Nexen to determine independence. See page 24 for this analysis.

Majority of independent directors

Twelve of the 13 nominees (92%) proposed by management for election to the board are independent under our categorical standards. To assist the board with its determination, all directors annually complete a detailed questionnaire about their business and charitable relationships and shareholdings. Nexen reviews all information provided and applies the tests set out in the categorical standards to make initial determinations of independence. The findings are presented to outside legal counsel for confirmation. Finally, management’s recommendations and outside legal counsel’s views are presented to the board to pass a resolution on director independence.

Other directorships

See Director Profiles starting on page 10 for directorships Nexen board members hold with other public entities.

Meetings without management or non-independent directors

The non-executive directors of the board meet without management at every regularly scheduled meeting and whenever they see fit. Board committees meet with external consultants and internal personnel, without management, when they see fit. See page 33 for the number of sessions without management held in 2011 and from January 1 to February 27, 2012.

Following sessions without management, the chair advises the Secretary of any issues to be brought forward or included in the minutes.

Board chair independence

Mr. Saville, the board chair, is independent under our categorical standards. The board chair provides independent, effective leadership to the board in the governance of Nexen. He also sets the tone for the board and its members to foster ethical and responsible decision-making, appropriate oversight of management and top-tier corporate governance practices. The board chair position description addresses governance; sustainable business practices; leadership; board and shareholder meetings; board and management relationships; and director recruitment, retention, evaluation, orientation and education.

Director attendance

Overall director attendance rate for board and committee meetings in 2011 is 98%. See page 25 for director attendance for all board meetings in 2011 and from January 1 to February 27, 2012.

Board mandate

The board mandate is included in Schedule A.

Position descriptions

Board and committee chair position descriptions

The position descriptions for the board chair and the committee chairs address board and committee governance; sustainable business practices; leadership; ethics; board, committee and shareholder meetings; board, committee and management relationships; committee reporting; director recruitment and retention; evaluations; orientation and education; and, advisors and resources.

CEO position description

The CEO position description addresses leadership, community, sustainable business practices, ethics and integrity, governance, disclosure, strategic planning, business management, risk management, organizational effectiveness, succession and CEO performance.

Orientation and continuing education

Orientation

Under its mandate, the Governance Committee is responsible for developing and implementing the orientation for all board members. Nexen’s orientation program for new directors includes: information about the role of the board and each of its committees; company and industry information; and the contribution individual directors are expected to make.

New directors attend a one-day session of management presentations, including specific information about Nexen’s: operations, reserves, strategic plan, risk and risk management, governance, health, safety, environment and social responsibility, human resources and integrity and corporate values. All directors have a standing invitation to attend committee meetings, and new directors are requested to attend one full set of committee meetings to understand each committee’s oversight responsibilities and that of the board overall.

Continuing education

Under its mandate, the Governance Committee is responsible for developing and implementing ongoing director education.

Directors are surveyed, in conjunction with the performance evaluation, to determine areas that would assist in maximizing effectiveness. This information is the basis for developing annual continuing education.

Presentations are made to the board at all regularly scheduled meetings to keep them informed of changes within Nexen and in regulatory and industry requirements and standards. The presentation subjects are determined in part from education requested or recommended by directors.

Specific information on risks, commodity pricing, supply and demand and the current business and commercial environment is regularly provided.

Site visits to various operating facilities are arranged for directors. Nexen pays for director education and membership in the Institute of Corporate Directors (ICD). All directors are members of ICD.

See page 28 for a list of continuing education that directors received in 2011.

Ethical business conduct

Code of conduct

Our board-adopted Integrity Guide is referenced on page 23 and is available at www.nexeninc.com or by request to the Integrity and Compliance Office as set out on page 24.

Each year, directors, officers, employees and designated contractors are required to acknowledge their compliance with the Integrity Guide through an online statement of compliance.

The board, through the Audit Committee, receives a report on the annual statement of compliance process, regular reports on compliance with the Integrity Guide and integrity initiatives, and information on concerns reported.

The board has never granted a waiver from the provisions of the Integrity Guide for a director or executive officer. Accordingly, no material change report has been required.

On December 31, 2011, 90% of our workforce had completed Nexen’s integrity workshop. All directors, officers, employees and designated contractors have completed the 2011 annual statement of compliance. These results exclude Yemen based employees. This is due to a number of reasons, including the transition of the majority of our operations to the Yemen government.

In 2011, 44 reports were made to the Integrity and Compliance Office. Of the 44 reports, 32 were integrity-related allegations, all of which were investigated and 88% have been resolved as of December 31, 2011. Twelve reports were deemed to be not integrity-related allegations and were transferred to the appropriate department for resolution. There were 16 integrity-related inquiries made in 2011.

Material interests

The directors and officers are required to complete an annual statement of compliance under Nexen’s Integrity Guide, which also includes compliance with our conflict of interest policy. This ensures directors exercise independent judgment in considering transactions and agreements in which a director or executive officer has a material interest. The board ensures that a director who has a material interest in a transaction or agreement does not participate in discussions if competitive information is being presented or vote on that matter at board meetings. A report of executive officers’ material interests is presented to the board.

Culture of ethical business conduct

The board mandate, applicable to all directors, addresses sustainable business practices, ethics and integrity.

The board promotes ethical business conduct through its support of Nexen’s culture of integrity.

Integrity is a core ingredient in our sustainability model. The Integrity Guide provides employees with resources to integrate ethical business conduct into everyday decisions. All board members have participated in an integrity workshop, which is mandatory training for all Nexen employees. The Audit Committee mandate also speaks to ethics, the code of conduct and its compliance programs. The committee receives a compliance report at each regularly scheduled meeting. Our integrity helpline is an important part of the program. It is a secure reporting system for employees, customers, suppliers, partners and other external stakeholders to raise concerns on an anonymous basis. All concerns raised via the helpline are reported to the Audit Committee.

Nomination of directors

Identification of new candidates for board nomination

See page 27 for this information.

Independent nominating committee

All five members of the Governance Committee are independent under our categorical standards.

Nominating committee mandate

The Governance Committee mandate addresses governance leadership, code of ethics, governance documents and disclosure, board and committee evaluations, director nominations and resignations, share ownership policies, director orientation and education, risk management, meetings and reporting requirements and advisors and resources. See page 37 for the committee report.

Compensation Committee

Director and officer compensation

The Compensation Committee is tasked with recommending compensation for Nexen’s directors and officers. CEO compensation is reviewed by the committee and recommended to the independent directors for approval.

Independence

All five Compensation Committee members are independent under our categorical standards.

Mandate

The Compensation Committee mandate addresses compensation and human resources leadership, CEO goals, objectives and performance, director, board chair, CEO and overall compensation programs and risk management, succession and development, meetings and reporting requirements, committee governance and advisors and resources. See page 36 for the committee report.

Outside consultant

See page 36 for disclosure about the Compensation Committee’s outside compensation consultant.

Other board committees

There are three additional standing board committees whose mandates address, in addition to the specific areas given below, committee meetings, reporting, governance, advisors and resources.

The Finance Committee mandate speaks to the financial leadership, management and risk management, and transactions. The committee report is on page 38.

The HSE & SR Committee mandate covers health, safety, environment and corporate social responsibility, leadership, performance, compliance and risk management. The committee report is on page 39.

The Reserves Committee mandate addresses reserves leadership and reserves evaluation and related disclosures. The committee report is on page 39.

Board assessments

The Governance Committee leads the process of performance evaluations of the board, all board committees, the board chair, committee chairs and individual directors. See page 30 for details on the performance evaluation process.

Compliance with NYSE:

Corporate governance rules

Independent directors

Twelve of the 13 nominees (92%) proposed by management for election to the board are independent.

Independence tests

In February 2012, the board affirmatively determined the independence of 12 of its 13 members under our categorical standards. The categorical standards meet or exceed all requirements of the NYSE rules, including that the independent directors have no material relationships with Nexen.

Executive sessions

The board’s mandate requires non-executive directors to meet in executive sessions, without management, at every regularly scheduled board meeting (five times a year) and any other time they decide is necessary.

Governance Committee

Independence

All five Governance Committee directors are independent.

Mandate

The Governance Committee’s mandate addresses each of the NYSE requirements. See page 37 for the committee report.

Performance evaluation

The committee participates in the annual board performance evaluation.

Compensation Committee

Independence

All five Compensation Committee directors are independent.

Mandate

The Compensation Committee’s mandate addresses each of the NYSE requirements. The independent directors of the board, on the recommendation of the committee, determine the CEO’s compensation level based on an evaluation of performance in light of compensation market conditions and approved corporate goals and objectives. See page 36 for the committee report.

Performance evaluation

The committee participates in the annual board performance evaluation.

Audit Committee

Independence under SEC regulations and NYSE Section 303A.02

Our categorical standards are consistent with the requirements of Regulation S-K under the Securities Act of 1933, section 303A.02 of the NYSE Corporate Governance Standards, and Rule 10A3 of the Exchange Act, and all members of the Audit Committee are independent under those standards.

Mandate

The Audit Committee’s mandate addresses each of the SEC and NYSE requirements. The committee holds separate closed sessions (without management) with each of the internal auditor and IRCA at every regularly scheduled meeting. See page 34 for the committee report.

Performance evaluation

The committee participates in the annual board performance evaluation.

Internal audit function

Nexen has an internal audit function. The internal auditor reports to and has a closed session (without management) with the committee at each of its regularly scheduled meetings.

Members and financial expertise

All six members of the Audit Committee are financially literate pursuant to the definition adopted by the board on February 14, 2008: “having, through education, experience, supervision or oversight: an understanding of generally accepted accounting principles and financial statements and the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves. Such understanding to have been acquired by:

(i)             education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions, in respect of one or more entities of similar complexity to Nexen;

(ii)          experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions, in respect of one or more entities of similar complexity to Nexen;

(iii)       experience overseeing or assessing performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or,

(iv)      other relevant experience.”

Four members have been designated by the board as audit committee financial experts under final rules issued by the SEC pursuant to the requirements of Sarbanes-Oxley.

Shareholder approval of equity compensation plans

•                  Shareholders approved Nexen’s stock option plan and revisions to it, including changing it to a TOPs plan.

•                  Nexen has two DSU programs for non-executive directors. For these, we follow the TSX rules which, unlike the NYSE rules, exempt plans from shareholder approval where the common shares issued under the plan are purchased on the open market rather than being newly-issued shares.

Corporate governance guidelines

Our corporate governance policy is described on page 20 and is available at www.nexeninc.com.

Code of business conduct and ethics

Our code of conduct is described on page 23 and is available at www.nexeninc.com.

Foreign private issuer disclosure

Nexen is a foreign private issuer in the US. However, except as noted under “Shareholder Approval of Equity Compensation Plans” above, our corporate governance practices do not differ in any significant way from those followed by domestic US companies under NYSE listing standards.

Certification of requirements

No notifications of non-compliance

Our CEO has not had to provide any notifications of non-compliance to the NYSE, since no executive officer is aware of any non-compliance with any applicable provisions of section 303A of the NYSE listing standards.

Written affirmations

Nexen annually provides a foreign private issuer written affirmation to the NYSE.

Public reprimand letter

The NYSE has not issued a reprimand letter to Nexen.

Website disclosures

All committee mandates, including those for the Audit, Compensation and Governance Committees, our code of conduct, our corporate governance policy and categorical standards are all available at www.nexeninc.com.

SCHEDULE C

Summary of TOPs plan

The following additional disclosure is provided with respect to the TOPs plan pursuant to the TSX rules. A copy of the TOPs plan is available on request from our Governance Office and is available at www.nexeninc.com.

Amendments in 2011

No amendments were adopted in 2011.

Other plan information

The TOPs plan is our only security-based compensation arrangement for the purposes of the disclosure requirements of the TSX. The TOPs plan provides an opportunity for employees to have a stake in Nexen’s future and have their interests aligned with the interests of shareholders.

Any officer or employee of Nexen or any of its subsidiaries is eligible to participate in the TOPs plan. Non-executive directors do not participate in the TOPs plan.

The maximum number of common shares which may be reserved for issuance to insiders under the TOPs plan is 10% of the common shares outstanding at the time of the grant (on a non-diluted basis), less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The maximum number of TOPs which may be issued to insiders of Nexen under the TOPs plan within a one-year period is 10% of the common shares outstanding (on a non-diluted basis) at the time of issuance. The maximum number of TOPs which may be issued to any optionee under the TOPs plan will not exceed 5% of the issued and outstanding common shares on a non-diluted basis) at the date of grant.

The board may determine at the time of grant of TOPs the exercise price for the TOPs provided that, if no specific determination is made, the exercise price will be the closing price of the shares on the TSX or NYSE, as applicable, on the last business day before the date of the grant of the TOPs (exercise price) or other price determined by a mechanism approved by the board and satisfactory to the TSX and NYSE. The exercise price may not be below the market price of the shares. As well, the exercise price of existing TOPs may not be reduced except for automatic adjustments arising from changes in Nexen’s share capital (share consolidations, share splits, etc.) or in accordance with the rules of the TSX and subject to any shareholder approval requirements imposed by the TSX.

Unless the board otherwise decides, TOPs can be exercised for shares or surrendered for a cash payment. The cash payment will be equal to the excess, over the exercise price, of the closing price of Nexen’s common shares on the TSX or NYSE, as applicable, on the day of surrender of the TOPs or, if there is no trading of the shares on the TSX or NYSE that day, the last business day before the date of surrender of the TOPs.

Nexen does not have the right under the TOPs plan to transform a TOPs into a stock appreciation right involving an issuance of securities from treasury.

TOPs terminate and may not be exercised or surrendered in the following circumstances:

Reason for Termination	Exercisable Until
Retirement	The earliest of scheduled expiry and 18 months from termination of active employment

Death	The earliest of scheduled expiry and 18 months from death

Termination for just cause	Termination of active employment

Termination for any reason other than death, retirement or termination for cause	The earliest of scheduled expiry and 90 days from termination of active employment

The following are also terms of the TOPs plan:

TOPs are non-transferable and non-assignable other than to the estate of a TOPs holder by operation of law.

The board may amend, suspend or discontinue the TOPs plan at any time provided that no amendment may increase the maximum number of common shares reserved for issue as options under the TOPs plan, change how the exercise price is determined or, without the consent of the holder of the TOPs, alter or impair any TOPs previously granted. No amendment, suspension or discontinuance of the TOPs plan may contravene the requirements of the TSX or other relevant regulatory body.

Nexen (or any affiliated entity) may not provide financial assistance to participants to purchase shares under the TOPs plan.

The maximum exercise and surrender periods are five years from the date of grant.

The TOPs plan is subject to shareholder approval, which was given on May 4, 2004. There are no entitlements under the TOPs plan that have been granted but are subject to ratification by shareholders.

Securities authorized for issuance under equity compensation plans as of December 31, 2011

			Number of Securities
	Number of Securities	Weighted-Average	Remaining Available for
	to be Issued on Exercise	Exercise Price of	Future Issuance under
Plan Category	of Outstanding TOPs (#)	Outstanding TOPs ($)	Equity Compensation Plans (#)
Equity compensation plans approved by shareholders	14,853,990	$23/option	10,388,184
Equity compensation plans not approved by shareholders	—	—	—
Total	14,853,990	$23/option	10,388,184

CORPORATE INFORMATION

HEAD OFFICE

801—7th Avenue SW

Calgary, Alberta, Canada T2P 3P7

T: 403.699.4000

F: 403.699.5800

www.nexeninc.com

CONTACTS

COMMUNICATING WITH THE BOARD

board@nexeninc.com

INTEGRITY RESOURCE CENTRE

integrity@nexeninc.com

GOVERNANCE OFFICE

governance@nexeninc.com

STOCK SYMBOL—NXY

Toronto Stock Exchange (TSX)

New York Stock Exchange (NYSE)

PREFERRED SECURITIES

7.35% Subordinated Notes

TSX—NXY.PR.U

NYSE—NXYPRB

COMMON SHARE TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company

Calgary, Toronto, Montreal and Vancouver

BNY Mellon Shareowner Services

Jersey City, New Jersey

DIVIDEND REINVESTMENT PLAN

The offering circular (and for US residents, a prospectus) and authorization form may be obtained by contacting CIBC Mellon Trust Company at 1.800.387.0825 or at www.cibcmellon.com

AUDITORS

Deloitte & Touche LLP

Calgary, Alberta

SUSTAINABILITY REPORT

Our sustainability report outlines our health, safety, environment and social responsibility performance. For more information, call Jeff Flood at 403.699.5469.

GOVERNANCE DOCUMENTS

Nexen’s governance documents, additional governance analysis, as well as our financial documents, are available at www.nexeninc.com. Hard copies may be requested by emailing governance@nexeninc.com. Governance documents include:

•                  Individual Director Mandate

•                  Board Chair Position Description

•                  Chief Executive Officer Position Description

•                  Chief Financial Officer Position Description

•                  Secretary Position Description

•                  Committee Chair Position Description

•                  Audit Committee Mandate

•                  Compensation Committee Mandate

•                  Governance Committee Mandate

•                  Finance Committee Mandate

•                  HSE & SR Committee Mandate

•                  Reserves Committee Mandate

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

FORWARD-LOOKING STATEMENTS

Certain statements in this release constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). This forward-looking information includes, among others, statements regarding: reserves, as they involve the implied assessment, based on estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future.

All of the forward-looking statements in this release are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve volumes; commodity price and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund our capital and operating requirements as needed; and the extent of our liabilities. We believe the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof and, except as required by law, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers should also refer to the Risk Factors contained in our 2011 Annual Information form, and to the Quantitative Disclosures about Market Risk and our Forward Looking Statements contained in our 2011 Management Discussion and Analysis.

Contact Investor Relations

Myles Dougan

Director, Investor Relations

T: 403.699.5346

E: myles_dougan@nexeninc.com

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801 — 7th Avenue SW, Calgary, Alberta, Canada T2P 3P7 T 403.699.4000 F 403.699.5800 www.nexeninc.com

NEXEN INC. 2012 MANAGEMENT PROXY CIRCULAR

PROXY Solicited by the board and management of Nexen Inc. for use at the Annual General Meeting of Shareholders to be held in the Imperial Ballroom at The Hyatt Regency, 700 Centre Street SE, Calgary, Alberta, on Wednesday, April 25, 2012 at 11:00 am. I appoint Mr. Francis M. Saville, Q.C., or, failing him, S. Barry Jackson, or, failing him, Kevin J. Reinhart, or instead as my proxyholder, with power of substitution, to attend the Annual General Meeting of Shareholders and any and all adjournments (meeting) and to vote the shares represented by this proxy on my behalf, as follows: 1. To elect as a Director: Vote FOR all directors For Withhold For Withhold For Withhold 1. W.B. Berry 6. A.A. McLellan 11. A.R.A. Scace 2. R.G. Bertram 7. E.P. Newell 12. J.M. Willson 3. T.W. Ebbern 8. T.C. O’Neill 13. V.J. Zaleschuk 4. S.B. Jackson 9. K.J. Reinhart 5. K.J. Jenkins 10. F.M. Saville For Withhold 2. To appoint Deloitte & Touche LLP as independent auditors for 2012. For Against 3. To approve the advisory vote on Nexen’s approach to executive compensation. 4. To consider and act on any other business that may properly come before the meeting. On any ballot that may be called for, the shares will be voted for, against or withheld from voting according to the choices marked above. If no choice is marked for an item, the shares will be voted FOR the election of directors; appointment of auditors; and the advisory vote on Nexen’s approach to executive compensation. My proxyholder may vote using his or her judgment on amendments to the matters set out above or other matters that properly come before the meeting. I ratify all actions my proxyholder takes under this proxy. I have received the notice of meeting and management proxy circular (circular) dated February 27, 2012. Dated this day of , 2012. Shareholders signature You may appoint a person or company (who doesn’t need to be a shareholder) other than the people set out above to attend and act on your behalf at the meeting by filling in the name of that person or company in the space provided above. Please see other side for additional information and voting options

VOTING: IN PERSON OR BY PROXY Vote in person If you plan on voting in person at the meeting, do not complete or return this form. When you arrive at the meeting, register with our transfer agent CIBC Mellon Trust Company (CIBC Mellon). Canadian Stock Transfer Company Inc. acts as the administrative agent for CIBC Mellon. Vote by proxy This proxy must be signed by you or your attorney who has been authorized in writing. The signature should be exactly as the name appears on the label below. If this proxy is returned undated, it is deemed to bear the date on which it was mailed to you. If the shareholder is a corporation, the corporate seal must be duly affixed. If shares are held jointly, any one of the joint owners may sign. When signing as attorney, executor, administrator , trustee or guardian, please give your full title. You may vote your proxy in four ways: 1. By mail: Send your completed proxy to CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., Proxy Dept., P.O. Box 721, Agincourt, Ontario M1S 0A1 or return it in the envelope provided. 2. By fax: Fax your completed proxy to CIBC Mellon at the numbers below. 1.866.781.3111 (Canada and US) 416.368.2502 (outside North America) 3. By touch-tone telephone: 1.866.243.5516 (English and French) Call the number above and follow the voice prompts. You will need to enter the 12-digit Control Number found on this form below, on the left-hand side. 4. By internet: www.proxypush. ca/nxy Access the above website and follow the instructions there. You will need to enter your 12-digit Control Number found on this form below, on the left-hand side. Time to submit your proxy To be valid, your form of proxy must be received by CIBC Mellon before 11:00 am (Mountain time) on April 23, 2012 or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume. Changing your proxy If you submit your voting instructions and later wish to change them, you may resubmit your instructions, prior to the cut-off time noted above. The latest instructions will be recognized as the only valid ones. Revoking your proxy You may revoke this proxy by instrument in writing at any time before it is exercised as set out in the circular or in any other manner permitted by law. Control Number

 As a beneficial shareholder of Nexen Inc., you are entitled to receive our Interim Reports (including Interim Financial Statements and related Management’s Discussion and Analysis), Annual Report (including Annual Financial Statements and related Management’s Discussion and Analysis) or both. In order to add your name to the list of shareholders to whom we mail our Reports, please complete the information requested below, sign the card (to certify that you are the beneficial owner of common shares of Nexen Inc.) and return it to our transfer agent, CIBC Mellon Trust Company (CIBC Mellon). Canadian Stock Transfer Company Inc. acts as the administrative agent for CIBC Mellon. You may also submit your request online at www.canstockta.com/financialstatements. The Company Code Number is 0832a. If you choose not to receive the Reports by mail, they will continue to be available on our website at www.nexeninc.com. Please add my name to the mailing list for Nexen Inc. and send me Nexen’s Report(s) as indicated below: Interim Reports only Annual Report only Both Interim and Annual Reports NAME OF SHAREHOLDER (PLEASE PRINT) MAILING ADDRESS CITY PROVINCE/STATE COUNTRY POSTAL/ZIP CODE SIGNATURE As long as you remain a beneficial shareholder of Nexen Inc., you will receive this card each year and will be required to renew your request to receive these reports. If you have any questions about this procedure, please contact CIBC Mellon by phone at 1-800-387-0825 or 416-682-3860 or online at www.canstockta.com. NOTE: DO NOT RETURN THIS CARD BY MAIL IF YOU HAVE SUBMITTED YOUR REQUEST ONLINE.

PLACE SUFFICIENT POSTAGE HERE Nexen Inc. c/o CIBC Mellon Trust Company/ Canadian Stock Transfer Company Inc. PO Box 700 Station B Montreal, QC H3B 3K3 Canada

As a registered shareholder of Nexen Inc., you automatically receive our Annual Report (including Annual Financial Statements and related Management’s Discussion and Analysis). If you do not wish to receive our Annual Report next year or if you wish to receive our Interim Reports (including Interim Financial Statements and related Management’s Discussion and Analysis), please complete the information requested below, sign the card (to certify that you are the registered owner of common shares of Nexen Inc.) and return it to our transfer agent, CIBC Mellon Trust Company (CIBC Mellon). Canadian Stock Transfer Company Inc. acts as the administrative agent for CIBC Mellon. If you choose not to receive the Reports by mail, they will continue to be available on our website at www.nexeninc.com. PLEASE DO NOT SEND ME Nexen’s Annual Report PLEASE SEND ME Nexen’s Interim Reports NAME OF SHAREHOLDER (PLEASE PRINT) MAILING ADDRESS CITY PROVINCE/STATE COUNTRY POSTAL/ZIP CODE SIGNATURE As long as you remain a registered shareholder of Nexen Inc., you will receive this card each year and will be required to renew your request not to receive the Annual Report or your request to receive the Interim Reports.

PLACE SUFFICIENT POSTAGE HERE Nexen Inc. c/o CIBC Mellon Trust Company/ Canadian Stock Transfer Company Inc. PO Box 700 Station B Montreal, QC H3B 3K3 Canada